12026702

Sonus®

2012 Notice and Proxy Statement
And
2011 Annual Report

April 5, 2012

TO OUR SHAREHOLDERS,

Sonus Networks sees opportunity amid the continued transition of the global economic marketplace. As countries pursue GDP growth they face the continued hurdle of distressed levels of unemployment. The potential for GDP growth is increasingly dependent on personal and work productivity gains. Yet in the midst of the world's challenges we still see that focus is rewarded. Focus was a driving factor in our actions at Sonus in 2011, and our plan is clear: whether via voice, video or text, Sonus is uniquely prepared to capitalize on the market transition toward an evolving set of enterprise communications options and will do so.

While much of my first year with Sonus was spent learning what assets we have and determining how best to leverage those assets, we did take several key steps forward. We reinvigorated our heritage of innovation by expanding our R&D investments in growth areas such as the enterprise segment. We doubled down on delivering exceptional customer service by increasing our investment in professional services capabilities. We expanded the roles of proven Sonus veterans while adding leaders across functions such as Engineering, Product Management, Sales & Marketing and Finance. And we held our first investor conference in several years so we could initiate a direct and transparent dialogue with our shareholders.

These decisions have redefined the focus and direction of Sonus to help deliver consistent growth and performance. Our transformation is in the early stage but we are confident that such actions can unleash Sonus's full potential. Put simply, Sonus is now better positioned to accelerate and create new market segments while fully extracting the value out of existing segments. Momentum was particularly strong during the second half of 2011. We established ourselves as the fastest growing provider of Session Border Controller (SBC) solutions. In fact, Sonus clearly owns the challenger position as we continue to enhance our SBC portfolio. Our innovation pipeline for 2012 is the strongest it has been in the history of our company. And as we have repositioned Sonus for growth, our balance sheet remains debt-free, with approximately $385 million in cash and investments.

The opportunity Sonus sees in an uncertain marketplace is a result of the confluence of four key technology and business trends:

1. The Accelerated Consumerization of IT. The size and capability of the mobile industry has caused more and more employees to put their own laptops, tablets and smartphones on the enterprise network. This trend, also referred to as 'Bring Your Own Device,' or BYOD, has diminished the role of the desk phone as the centerpiece of enterprise communications. Email, IM, text and video now all have a meaningful role and today's CIO has no choice but to respond. This transition represents an enormous opportunity for Sonus to reduce network costs and complexity while adding application capabilities that drive greater productivity. The shift in communication devices demands that the underlying communications infrastructure become even more reliable, scalable and flexible as a way to support and prioritize all types of traffic.

Global Corporate Headquarters • 4 Technology Park Drive • Westford, MA 01886 • U.S.A.
Tel: +1-978-614-8100 • Fax: +1-978-614-8101 • www.sonus.net

2. The Desperate Need to Unify Communications. Dozens of voicemails. Hundreds of emails. Probably even more text messages and IMs. Depending on whose research you choose to review, it is clear that the communications tools intended to drive efficiency are quite often having the opposite effect, deteriorating productivity by not enabling users to work in unison. Sonus is taking an open, standards-based approach to overcome today's disparate communications reality so people can work together in concert. Businesses no longer have to go through an expensive upgrade process or get rid of their legacy PBX solution to actually unify communications. Deployment and management of applications is also greatly simplified as well. With Sonus, companies can take a practical approach to make sure users can communicate effectively and seamlessly.

3. The Cloud. Studies have shown that the ability to access data on multiple devices is the most important reason to adopt cloud computing. Firms like salesforce.com, NetSuite and Success Factors have used the cloud model to take on long established competitors by offering extended capabilities combined with a disruptive set of economics. The same trend is rapidly emerging in enterprise communications. Service providers are being asked to help enterprises manage across different communication platforms that don't work well together and are difficult to maintain. There is a better way and the transition to cloud-based communications lets Sonus put to work the unique experience we possess in building, managing and leveraging the world's most complex and mission critical communications networks.

4. Big Data, Big Data. All these new devices, with all this connectivity and seamless access to cloud-based applications, have created massive growth in the volume of digital content. In 2012, IDC has forecasted a 48% increase in volume over 2011. Most of this data is unstructured so companies are unable to really make use of it and garner potentially valuable insights. As enterprises integrate analytics technologies, Sonus sees opportunity in helping users make such information more actionable via effectively linked communications capabilities. Coupling meaningful information with foundational features such as 'click to connect' can deliver a profound business impact. Sonus brings network intelligence, capability and scale to make such initiatives a practical reality.

The confluence of these four trends, coupled with the accelerated adoption of Session Initiation Protocol (SIP) technologies, underscores the opportunity for Sonus as the market evolves from a pure telecom services focused segment toward delivering applications quickly and broadly through a cloud delivery model. But why now? Put simply, SIP penetration into enterprises has risen over the past few years as communications sessions move beyond the PBX into the cloud and associated applications start to lie above the PBX layer. Moreover, SIP has evolved from being a tool for cost reduction and consolidation into an enabler of applications and services through session based communications.

Sonus has deep experience in enabling SIP based traffic and associated applications. Sonus also has a proven ability to scale reliably and seamlessly so service providers and enterprise can centrally manage their communications networks; allowing the users they serve to communicate smarter, faster and more collaboratively than ever before. Already, Sonus enables more than 5,000 independent communications sessions per second. That is more than 160 billion sessions per year. As a palette of voice, video and text communications options continue to emerge; Sonus possesses the skills and resources to best leverage the market transition. Last year, we reset every part of Sonus to help ensure that our business benefits from the opportunities that are emerging. From our innovation road map, to our go-to-market strategy, to internal systems and processes, we have laid the groundwork for Sonus to set the pace. As the market continues to shift, we intend to transform Sonus from a company that simply enables the network transition from TDM to IP to a company that enables and amplifies how service providers and enterprises use their network assets to create new features and services in a purposeful manner.

Over the course of my career I have seen a lot of technology trends come and go. I am energized by Sonus's opportunity as the intersection of how companies communicate and the devices and networks they use to interact progressively come together to create new services, capabilities and features.

In 2012, you will see Sonus help businesses of all sizes communicate and collaborate in completely new ways. You will see Sonus continue to innovate and grow in the SBC market by leveraging our decade of market leadership in the Media Gateway market. You will see Sonus build upon our portfolio of purpose-built communications applications. And you will continue to see Sonus feature a cadre of highly trained services professionals dedicated to guiding our customers' technology plans forward. I am both grateful and privileged to work alongside my 1,094 Sonus colleagues as we work to earn the trust of the world's most important companies each day.

Respectfully submitted,

Raymond P Dolan

Raymond P. Dolan

President and Chief Executive Officer

PROXY STATEMENT

SONUS NETWORKS, INC.
4 Technology Park Drive
Westford, MA 01886

April 5, 2012

Dear Stockholder:

We cordially invite you to attend Sonus Networks, Inc.'s annual meeting of stockholders. The meeting will be held on Wednesday, May 23, 2012, at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts.

The Notice of Annual Meeting of Stockholders and the Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which constitutes our annual report to our stockholders, is also enclosed. To ensure that your shares are represented at the meeting, you are urged to vote as described in the accompanying Proxy Statement.

Thank you for your support.

Sincerely,

Raymond P. Dolan

Raymond P. Dolan
President and Chief Executive Officer

SONUS NETWORKS, INC.
4 Technology Park Drive
Westford, MA 01886

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held May 23, 2012

To the Stockholders of Sonus Networks, Inc.:

The 2012 annual meeting of stockholders of Sonus Networks, Inc. will be held on Wednesday, May 23, 2012 at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts. At the meeting, we will consider and vote upon the following proposals to:

1. Elect eight nominees for director to hold office until the 2013 annual meeting of stockholders;
2. Ratify the appointment of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2012;
3. Approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section and the accompanying compensation tables and related narratives contained in the accompanying Proxy Statement; and
4. Transact any other business that may properly come before the meeting and any adjournments or postponements thereof.

These items are more fully described in the accompanying Proxy Statement. Stockholders of record at the close of business on March 26, 2012 are entitled to attend and vote at the 2012 annual meeting. All stockholders are encouraged to attend the annual meeting in person. Whether or not you plan to attend the annual meeting, your vote is important.

Stockholders of record may vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the enclosed proxy card. Of course, you may also vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-paid envelope. If you hold your shares in "street name," you should follow the voting instructions provided by your broker, bank or other nominee. Any stockholder attending the meeting may vote in person, even if you have already voted on the proposal described in the accompanying Proxy Statement. Proof of identification will be required to enter the meeting. In addition, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the

shares on March 26, 2012, the record date for voting. Please note that cameras and other recording equipment will not be permitted at the meeting.

By Order of the Board of Directors,

Maurice Castonguay
Senior Vice President and Chief Financial Officer

Westford, Massachusetts
April 5, 2012

This Notice, the accompanying Proxy Statement and a form of proxy card are being mailed beginning on or about April 10, 2012 to all stockholders entitled to vote at the meeting. The Sonus Networks, Inc. 2011 Annual Report on Form 10-K, which includes our financial statements and constitutes our annual report to our stockholders, is being mailed with this Notice.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be held on May 23, 2012: The Proxy Statement and the 2011 Annual Report to Stockholders are available at *https://materials.proxyvote.com/835916*.

TABLE OF CONTENTS

SONUS NETWORKS, INC.
PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING

Our Board of Directors, or our Board, is soliciting proxies for the annual meeting of stockholders of Sonus Networks, Inc. ("Sonus," "Sonus Networks," "our," "we," "us" or the "Company") to be held on Wednesday, May 23, 2012, and at any adjournments or postponements thereof. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

Why am I receiving these materials?

You have received these proxy materials because our Board is soliciting your vote at the 2012 annual meeting of stockholders. This Proxy Statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission, or the SEC, and that is designed to assist you in voting your shares.

When and where is the meeting?

The 2012 annual meeting of stockholders of the Company will be held on Wednesday, May 23, 2012 at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts.

Who may vote at the meeting?

Stockholders of record at the close of business on March 26, 2012 may attend and vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held on all matters to be voted. As of the close of business on March 26, 2012, 279,893,911 shares of our common stock were outstanding. A list of our stockholders will be available for inspection at our corporate offices at 4 Technology Park Drive, Westford, Massachusetts beginning no less than ten days prior to the meeting.

How many shares must be present to hold the meeting?

A majority of our outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. For purposes of determining whether a quorum exists, we count as present any shares that are properly represented in person at the meeting or that are represented by a valid proxy properly submitted over the Internet, by telephone or by mail. Further, for purposes of establishing a quorum, we will count as present shares that a stockholder holds and which are represented by their proxy even if the stockholder does not vote on one or more of the matters to be voted upon.

What proposals will be voted on at the meeting?

There are three proposals scheduled to be voted on at the meeting:

- The election of eight nominees for director to hold office until the 2013 annual meeting of stockholders;
- The ratification of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2012; and
- The non-binding advisory vote on the compensation of our named executive officers as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives contained in this Proxy Statement.

Please see "*Proposal 1—Election of Directors*" beginning on page 6 of this Proxy Statement; "*Proposal 2—Ratification of the Appointment of Independent Registered Public Accounting Firm*"

beginning on page 12 of this Proxy Statement; and "*Proposal 3—A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers*" beginning on page 14 of this Proxy Statement.

How does the Board of Directors recommend that I vote?

Our Board recommends that you vote your shares:

- "For" the election of each of the nominees to our Board;
- "For" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and
- "For" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives contained in this Proxy Statement.

What vote is required to approve each matter and how are votes counted?

Election of Directors. To be elected, each of the eight nominees for director must receive a plurality of the votes of the shares of common stock present or represented and entitled to vote at the annual meeting. Abstentions are not counted for purposes of electing directors. You may vote "For" all nominees, "Withhold" your vote from all nominees, or vote "For" one or more nominees and "Withhold" your vote from one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will not affect the results of the vote. Please note that if you are a beneficial owner of our common stock and your stock is held through a broker, under stock exchange rules a broker subject to those rules is not permitted to vote your shares on the election of directors without your instruction. Therefore, if a beneficial owner of our common stock fails to instruct such a broker on how to vote for the Board's nominees, that beneficial owner's shares cannot be voted on this matter—in other words, your broker's proxy will be treated as a "broker non-vote," which is explained in the following question and explanation.

Ratification of the Appointment of Deloitte & Touche LLP to Serve as Sonus Networks' Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2012. The affirmative vote of a majority of the shares of common stock present or represented at the 2012 annual meeting of stockholders and entitled to vote as of March 26, 2012 will be required to approve the ratification of Sonus Networks' independent registered public accounting firm. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against the proposal.

A Non-Binding Advisory Vote on the Compensation of Our Named Executive Officers. The vote on the compensation of our named executive officers is non-binding, as provided by law. However, our Board and the Compensation Committee will review and consider the outcome of this vote when making future compensation decisions for our named executive officers. The affirmative vote of a majority of the shares of common stock present or represented at the 2012 annual meeting of stockholders and entitled to vote as of March 26, 2012 will be required to approve the non-binding advisory vote on the compensation of our named executive officers. You may vote "For", "Against", or "Abstain" from voting on this proposal. Abstaining from the voting on this proposal will have the effect of a vote against the proposal.

What are broker non-votes and what is the effect of broker non-votes?

Brokers have the discretion to vote shares held in "street name"—a term that means the shares are held in the name of the broker on behalf of its customer, the beneficial owner—on routine matters, such as ratification of independent registered public accounting firms, but not on non-routine matters. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted

with respect to a non-routine matter because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary authority to vote the shares because of the non-routine nature of the matter. Broker non-votes are counted as shares present for purposes of determining the presence of a quorum. The election of directors and the non-binding advisory vote on compensation of our named executive officers are "non-routine" matters for which brokers may not exercise discretionary voting power without instructions from the beneficial owner. Your vote is very important, whether you hold directly or through a broker, bank or other nominee. We encourage you to read the Proxy Statement and the 2011 Annual Report carefully and if you are a beneficial owner, please be sure to give voting instructions to your broker, bank or other nominee.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to attend the meeting, please bring the enclosed proxy card and proof of identification for entrance to the meeting. If you hold your shares in street name, you must request a legal proxy from your broker and bring it to the annual meeting if you would like to vote at the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the meeting. If you are a stockholder of record, you may vote in any of the following ways:

- *Vote by mail.* You may complete, date and sign the proxy card and mail it in the postage-prepaid envelope that you received. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you return. If you return the proxy card but do not give any instructions on a particular matter described in this Proxy Statement, the persons named in the proxy card will vote the shares you own in accordance with the recommendations of our Board.
- *Vote over the Internet.* If you have Internet access, you may vote your shares by following the instructions set forth on your proxy card. If you vote on the Internet, please do not return your proxy card.
- *Vote by telephone.* If you are located in the United States or Canada, you may vote your shares by telephone by following the instructions set forth on your proxy card. If you vote by telephone, please do not return your proxy card.

Telephone and Internet voting will be available until 11:59 p.m., Eastern Daylight Time on May 22, 2012.

If your shares are held in the name of a broker, bank or other nominee, please follow the voting instructions on the forms you receive from such nominee. The availability of voting by Internet or telephone will depend upon their voting procedures.

Who is serving as the Company's inspector of elections?

Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate stockholder votes for the 2012 annual meeting.

How can I change my vote?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and submitting a new proxy card with a later date, voting by

telephone or using the Internet (your latest telephone or Internet proxy is counted) or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Sonus or to third parties, except:

- As necessary to meet applicable legal requirements; and
- To allow for the tabulation and certification of votes.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board.

What are the directions to the meeting?

The offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, telephone: (617) 526-6000.

By Car

From the West

Take the Mass Pike (I-90).
Take Exit 24B into Liberty Tunnel, and stay in right lane.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.
Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to the public parking area.

From the South

Take Route 93-North (Fitzgerald/Southeast Expressway).
Proceed through Liberty Tunnel, stay in right lane.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.
Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to public parking area.

From the North

Take Route 93-South.
From Route 93-South, proceed over Zakim Bridge into the tunnel.
Take exit 24A, Government Center.
Follow signs for the Aquarium/Financial District.
At end of the exit, bear left and proceed onto Surface Road.
Take a right from Surface Road onto State Street.

Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take a ticket, and proceed to public parking area.

From Logan Airport

Exit airport following signs for the Ted Williams Tunnel.
Take Exit 24 to I-93 North.
Take Exit 23, Government Center, and stay in left lane.
At the end of the exit ramp, turn left onto Surface Road.
Turn right onto State Street from Surface Road.
Proceed up State Street to Merchants Row.
Take a right onto Merchants Row and proceed to end of street.
Take a left into garage, take ticket, and proceed to public parking area.

By Subway

The offices of Wilmer Cutler Pickering Hale and Dorr LLP are located at 60 State Street in the financial district of downtown Boston across the street from the State Street MBTA stop on the Blue and Orange lines. The main reception area is on the 31st floor.

Proposal 1—ELECTION OF DIRECTORS

Board of Directors

Our Board is presently composed of eight members, seven of whom are independent within our director independence standards, which meet the director independence standards of the NASDAQ Stock Market Marketplace Rules. Each of the directors elected at the 2012 annual meeting of stockholders will serve for a term expiring at the 2013 annual meeting of stockholders. At the 2012 annual meeting of stockholders, all of our directors will be elected to hold office in accordance with our Fourth Amended and Restated Certificate of Incorporation, as amended.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee declines to serve or is unable to serve as a director at the time of the annual meeting, such shares will be voted for the election of such substitute nominee as our Board may propose. It is not presently expected that the nominees named below will be unable or will decline to serve as a director. Under Delaware law, the affirmative vote of the holders of a plurality of shares of common stock voting on this matter at the annual meeting (*i.e.,* the largest number of votes cast) is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality.

Board of Directors' Recommendation

The Board of Directors unanimously recommends a vote "FOR" the election to the Board of Directors of each of the following nominees.

Nominees Up For Election—Background and Qualifications

The Board proposes the election of the following eight directors of the Company to hold office until the 2013 annual meeting of stockholders. Below is information about each nominee, including biographical data for at least the last five years.

James K. Brewington, 68, has been a director since May 2009. Mr. Brewington is a veteran of the global communications market, with over 40 years of industry experience at AT&T Inc. and Lucent Technologies before his retirement in 2007. From mid-2004 until his retirement from Lucent Technologies, Mr. Brewington was President of the then newly-formed Developing Markets group, tasked with expanding the revenue base beyond domestic borders, reflecting his prior success in building out their global footprint. Prior to this, he was President of Lucent Technologies' Mobility Solutions division, where he was responsible for all wireless infrastructure for the mobility segment, including global wireless development and product architecture, project management, and business and product management. Mr. Brewington joined Lucent Technologies in 1996. He began his career at AT&T Inc. in 1968, and over the ensuing years held various executive management positions in the telecommunications industry, including overseeing Bell Telephone Wireless Laboratories. Mr. Brewington has served on the Board of Directors and the Nominating and Corporate Governance Committee of Kopin Corporation since 2006 and serves on the Board of Directors of four privately-held companies. He also advises several technology startup companies. He has served on the boards of the U.S.-Saudi Arabian Business Council and INROADS/North Jersey, Inc., a non-profit organization that trains minority youth for careers in business and industry. He is a member of the Cellular Telecommunications Industry Association, or CTIA, and the CTIA Wireless Foundation. Mr. Brewington has a Master of Business Administration degree from Seattle University, a Master of Science degree from Stanford University (Sloan Fellow) and a Bachelor of Arts degree from the College of Idaho.

Based primarily upon Mr. Brewington's extensive executive management and leadership experience and deep technical expertise in the telecommunications industry; strong risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Brewington, the Board has determined that Mr. Brewington is well-qualified to continue serving as a director of Sonus.

John P. Cunningham, 74, has been a director since September 2004. In 2002, Mr. Cunningham retired from Citrix Systems, Inc., a global leader in virtual workplace software and services. From 2001 to 2002, Mr. Cunningham was Senior Vice President, Finance and Operations of Citrix Systems, Inc. He joined Citrix Systems, Inc. in 1999 as Senior Vice President, Finance and Administration and served in that capacity until 2001. From 1998 to 1999, Mr. Cunningham served as Executive Vice President and Chief Financial Officer of Wang Global, a worldwide provider of network services. Prior to joining Wang Global, he served as Chief Financial Officer of Whirlpool Corporation from 1996 to 1998 and Chief Financial Officer of Maytag Corporation from 1994 to 1996. Mr. Cunningham has also held various management positions, including Controller, at International Business Machines. Since 2001, he has served as a member of the Board of Directors of Smart Disk Corporation as well as its Audit Committee. Mr. Cunningham has a Master of Business Administration degree from New York University and a Bachelor of Science degree from Fordham University.

Based primarily upon Mr. Cunningham's extensive executive management and leadership experience as chief financial officer of various companies; deep financial expertise, including extensive accounting, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Cunningham, the Board has determined that Mr. Cunningham is well-qualified to continue serving as a director of Sonus.

Raymond P. Dolan, 54, has been our President, Chief Executive Officer and a director since October 2010, and is responsible for the strategic direction and management of our company. Mr. Dolan has nearly 25 years of experience in the telecommunications industry, having served in senior leadership positions at QUALCOMM Incorporated, Nextwave Wireless and BellAtlantic/NYNEX Mobile. From 2006 to 2008, Mr. Dolan served as Chief Executive Officer of QUALCOMM/Flarion Technologies, a developer of mobile broadband communications technologies, as well as Senior Vice President of QUALCOMM Incorporated. Prior to its acquisition by QUALCOMM in 2006, Mr. Dolan served as Chairman and Chief Executive Officer of Flarion Technologies. Before his role at Flarion Technologies, from 1996 to 2000, Mr. Dolan was Chief Operating Officer of NextWave Telecom. Prior to that, he spent eight years at BellAtlantic/NYNEX Mobile, serving in numerous roles of increasing responsibility, most recently as Executive Vice President of Marketing. He began his career in the telecommunications industry at PacTel Cellular as a Manager of Network Operations. Mr. Dolan also served as an officer in the United States Marine Corps, where he spent more than seven years as a tactical jet pilot. He has served on the Board of Directors and is Chairman of the Nominating and Corporate Governance Committee of American Tower Corporation since 2003, and the Board of Directors and Compensation Committee of NII Holdings, Inc. since 2008. Mr. Dolan will resign from the Board of Directors of NII Holdings, Inc. effectively immediately prior to the next annual meeting of stockholders of NII Holdings, Inc., which is scheduled to be held on May 9, 2012. Mr. Dolan graduated from the U.S. Naval Academy with a degree in Mechanical Engineering and also holds a Master of Business Administration degree from the Columbia University School of Business.

Based primarily upon Mr. Dolan's extensive executive management and leadership experience as our President and Chief Executive Officer and as the Chief Executive Officer of QUALCOMM/Flarion Technologies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those

demonstrated attributes discussed above and the leadership skills and other experience of Mr. Dolan, the Board has determined that Mr. Dolan is well-qualified to continue serving as a director of Sonus.

Beatriz V. Infante, 58, has been a director since January 2010. Since 2009, Ms. Infante has served as Chief Executive Officer of BusinessExcelleration LLC, a business consultancy that she founded. From 2010 until its sale in 2011, Ms. Infante was the Chief Executive Officer and a director of ENXSUITE Corporation, a leading supplier of energy management solutions. From 2006 until its acquisition by Voxeo Corporation in 2008, she was the Chief Executive Officer and a director of VoiceObjects Inc., a market leader in voice applications servers. From 2004 to 2005, Ms. Infante served as Interim Chief Executive Officer and a director of Sychron Inc., which was sold to an investor group. From 1998 to 2003, Ms. Infante held various positions with Aspect Communications, a leading provider of call centers and unified communications solutions, including the roles of Chairman, President and Chief Executive Officer. Ms. Infante was also an Executive-in-Residence at U.S. Venture Partners, a leading Silicon Valley venture capital firm, from 2009 to 2010. She currently serves on the Advisory Committee to the Princeton University School of Engineering and Applied Science and is an advisor and investor in several early-stage technology companies. She has been a prior director at a number of privately-held companies as well as two non-profit organizations, Silicon Valley Leadership Group and Joint Venture Silicon Valley Network. Ms. Infante holds a Bachelor of Science and Engineering degree in Electrical Engineering and Computer Science from Princeton University and holds a Master of Science degree in Engineering and Computer Science from California Institute of Technology.

Based primarily upon Ms. Infante's extensive executive management and leadership experience as chairman and chief executive officer of various companies, including a telecommunications company; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Ms. Infante, the Board has determined that Ms. Infante is well-qualified to continue serving as a director of Sonus.

Howard E. Janzen, 58, has been a director since January 2006 and the Chairman of the Board since December 2008. Since 2002, Mr. Janzen has served as President and Chief Executive Officer of Janzen Ventures, Inc., a private investment business venture. Mr. Janzen was the Chief Executive Officer of One Communications Corp., a supplier of integrated advanced telecommunications solutions to businesses, from 2007 until its sale in 2011, and served on the Board of Directors of One Communications from 2007 until the 2011 sale. He served as President of Sprint Business Solutions, the business unit serving Sprint Corporation's business customer base with almost 10,000 employees and $12 billion in annual revenue from 2004 to 2005. From 2003 to 2004, he was President of Sprint Corporation's Global Markets Group, responsible for Sprint Corporation's long distance service for both consumer and business customers. From 1994 until 2002, Mr. Janzen served as President and Chief Executive Officer, and Chairman from 2001 to 2002, of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in 2002 and emerged from bankruptcy six months later in 2002 as WilTel Communications Group, Inc. Mr. Janzen has served as a member of the Board of Directors, the Compensation Committee and the Corporate Governance Committee of Global Telecom & Technology, Inc. since 2006; a member of the Board of Directors, Compensation Committee and Strategy Committee of Macrosolve, Inc. since 2006; and a member of the Board of Directors and the Audit Committee of Vocera Communications, Inc. since 2007. Mr. Janzen also serves as a member of the Board of Directors of two privately-held companies, a member of the Executive Committee of the Global Information Infrastructure Commission, and a member of the Boards of Directors of the following non-profit organizations—Hillcrest Healthcare System, Morningside Foundation and Heart of America Boy Scout Council. Mr. Janzen received his Bachelor of Science and Master of Science degrees in Metallurgical Engineering from the Colorado School of Mines. He also has completed the Harvard Business School Program for Management Development.

Based primarily upon Mr. Janzen's extensive executive management and leadership experience as president and chief executive officer of various telecommunications companies; strong strategic planning, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Janzen, the Board has determined that Mr. Janzen is well-qualified to continue serving as a director of Sonus.

John A. Schofield, 63, has been a director since January 2009. From 1999 to 2005, Mr. Schofield served as President, Chief Executive Officer and Chairman of the Board of Advanced Fibre Communications, Inc., a leading supplier of next-generation edge access equipment and multi-service broadband solutions for the telecommunications industry. From 1992 to 1999, Mr. Schofield served as Senior Vice President and then President of the Integrated Solutions Group of ADC Telecommunications, Inc., a world-wide supplier of network equipment, software solutions, and integration services for broadband and multiservice networks. Since 2000, he has served as the Chairman of the Board of Directors of Integrated Device Technology, Inc., as well as a member of its Compensation Committee and its Nominating and Governance Committee. Mr. Schofield has a Bachelor of Science degree in Electrical Engineering from the NSW Institute of Technology in Sydney, Australia and is a graduate of Raytheon's Management Development Program.

Based primarily upon Mr. Schofield's extensive executive management and leadership experience as president of various companies; deep expertise in corporate governance, including strong risk analysis and administrative skills and experience, as evidenced by his accreditation as a Board Leadership Fellow of the National Association of Corporate Directors; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schofield, the Board has determined that Mr. Schofield is well-qualified to continue serving as a director of Sonus.

Scott E. Schubert, 58, has been a director since February 2009. From 2005 until 2008, Mr. Schubert served as Chief Financial Officer of TransUnion LLC. From 2003 to 2005, Mr. Schubert served as Chief Financial Officer and, prior to that, Executive Vice President of Corporate Development of NTL, Inc. (now Virgin Media, Inc.). From 1999 to 2003, Mr. Schubert held the position of Chief Financial Officer of Williams Communications Group, Inc., a high technology company, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in 2002 and emerged from bankruptcy six months later in 2002 as WilTel Communications Group, Inc. Mr. Schubert also served as head of BP Amoco's Global Financial Services, leading the initial integration of BP and Amoco's worldwide financial operations following the merger of the two companies. Since 2011, he has been a member of the Board of Directors, the Audit Committee, the Compensation Committee and the Compliance Committee of Isle of Capri Casinos, Inc. Mr. Schubert also served on the Board of Directors and as Chairman of the Audit Committee of a privately-held company. Mr. Schubert is a graduate of the Krannert School of Business at Purdue University, where he completed his Master of Business Administration degree in Finance and Economics in 1976. He also earned his Bachelor of Science degree at Purdue University in 1975, with dual majors in Engineering and Accounting.

Based primarily upon Mr. Schubert's extensive executive management and leadership experience as chief financial officer of various companies; deep financial expertise, including extensive accounting, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Schubert, the Board has determined that Mr. Schubert is well-qualified to continue serving as a director of Sonus.

H. Brian Thompson, 73, has been a director since October 2003. Mr. Thompson has been Executive Chairman of Global Telecom and Technology, Inc., a global telecommunications network integrator,

since 2006. He continues to head his own private equity investment and advisory firm, Universal Telecommunications, Inc. From 2002 to 2007, Mr. Thompson was Chairman of Comsat International, one of the largest independent telecommunications operators serving all of Latin America. He also served as Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. from 1999 to 2000. Mr. Thompson was Chairman and Chief Executive Officer of LCI International, Inc. from 1991 until its merger with Qwest Communications International Inc. in 1998. Subsequent to such merger, Mr. Thompson became Vice Chairman of the Board of Directors for Qwest Communications International, Inc. until his resignation in 1998. Mr. Thompson previously served as Executive Vice President of MCI Communications Corporation from 1981 to 1990. Prior to MCI Communications Corporation, he was a management consultant with the Washington, D.C. offices of McKinsey & Company for nine years, where he specialized in the management of telecommunications. He has served as a member of the Board of Directors and the Compensation Committee of Axcelis Technologies, Inc. since 2002; a member of the Board of Directors, the Compensation Committee and the Audit Committee of Pendrell Corporation (formerly known as ICO Global Communications (Holdings) Ltd.) since 2007; and a member of the Board of Directors, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee of Penske Automotive Group, Inc. since 2002. Mr. Thompson is a member of the Board of Trustees for the Lab School of Washington & Baltimore Lab. He was a former chairman of the U.S. Competitive Telecommunications Association and also served on the University of Massachusetts Chancellor's Executive Committee, as a member of the Boards of Trustees of Capitol College in Laurel, Maryland, and the St. Stephens and St. Agnes School Foundation in Alexandria, Virginia. He received his Master of Business Administration degree from Harvard University's Graduate School of Business, and received an undergraduate degree in chemical engineering from the University of Massachusetts.

Based primarily upon Mr. Thompson's extensive executive management and leadership experience as chief executive officer of various telecommunications companies; strong financial, risk analysis, corporate governance and administrative skills and experience; and contributions as a current Board and Board committee member, as well as those demonstrated attributes discussed above and the leadership skills and other experience of Mr. Thompson, the Board has determined that Mr. Thompson is well-qualified to continue serving as a director of Sonus.

Our directors are a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside of the United States, as well as experience on other companies' boards, which provides an understanding of different business processes, challenges and strategies. Other directors have experience as members on the board of directors of non-profit and philanthropic institutions, which brings unique perspectives to our Board and provides insight into issues faced by companies.

The Nominating and Corporate Governance Committee and the Board believe that the above-mentioned attributes, leadership skills and other diverse experiences of its Board members collectively provide the Company with the perspectives and judgment necessary to guide the Company's strategies and governance principles and to monitor their execution.

Proposal 2—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are asking our stockholders to ratify the appointment by our Audit Committee of Deloitte & Touche LLP to serve as Sonus Networks' independent registered public accounting firm for the fiscal year ending December 31, 2012. Deloitte & Touche LLP has acted in this capacity since August 2005. Representatives of Deloitte & Touche LLP are expected to be present at the 2012 annual meeting of stockholders and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions. If this proposal is not approved at the annual meeting, our Audit Committee may reconsider this appointment. Even if the proposal is approved at the annual meeting, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders.

DELOITTE & TOUCHE LLP FEES

The following is a summary of the aggregate fees billed to us by Deloitte & Touche LLP for the fiscal years ended December 31, 2011 and 2010 for each of the following categories of professional services:

Fee Category	Fiscal 2011 Fees	Fiscal 2010 Fees
Audit Fees	$2,084,587	$2,323,791
Audit-Related Fees	—	—
Tax Fees	415,158	381,366
All Other Fees	4,000	10,000
Total Fees	$2,503,745	$2,715,157

Audit Fees

These amounts represent fees for the audit of our consolidated financial statements included in our Annual Report on Form 10-K, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting and the services that an independent audit would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filing and similar engagements for the fiscal year, such as consents and assistance with review of documents filed with the SEC. Audit fees also include advice on accounting matters that may arise in connection with or as a result of the audit or the review of periodic consolidated financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of fees related to due diligence services and accounting consultations regarding the application of generally accepted accounting principles to proposed transactions.

Tax Fees

Tax fees consist of professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, value-added tax compliance, research and development tax credit compliance, and transfer pricing advice and planning.

All Other Fees

All other fees consist of professional services other than the services reported above, including fees for our subscription to Deloitte & Touche LLP's on-line accounting research tool.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a policy to pre-approve audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Prior to engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm and our management submit an aggregate of services expected to be rendered during that year for each of the four categories of services to the Audit Committee for approval. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and our management periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee requires the regular rotation of the lead audit partner and concurring partner as required by Section 203 of the Sarbanes-Oxley Act of 2002 and is responsible for recommending to our Board policies for hiring employees or former employees of the independent registered public accounting firm. The Audit Committee has determined that the provision of services described above to us by Deloitte & Touche LLP is compatible with maintaining their independence.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

Proposal 3—A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are asking our stockholders to approve an advisory resolution on the Company's executive compensation as disclosed in this Proxy Statement. Our executive compensation programs are designed to support the Company's long-term success. The Compensation Committee has overseen the development and implementation of our executive compensation program. As described below in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- Attract and retain a senior leadership team with the skills necessary to build long-term stockholder value;
- Drive performance by weighting compensation substantially towards performance-based cash— and equity-incentive compensation rather than fixed base salaries as a percentage of total compensation; and
- Connect compensation to performance by providing incentives that promote near- and long-term financial stability to continuously enhance stockholder value.

With our core compensation principles in mind, in 2011, the Compensation Committee designed our executive compensation programs and practices with the following features:

- Our compensation has three components—base salary, cash bonus and equity—of which all but base salary is performance-based;
- Our cash bonuses are based on company performance and are determined based upon achievement of revenue, profitability and new product sales targets. Because those targets were not fully achieved for 2011, cash bonuses were paid out at only 55.56% of target;
- Our equity for 2011 consisted of stock options and/or performance-based restricted shares. The stock options, by their nature, only have value if the value of the Company's shares increases after the date the options are granted. In addition, the restricted shares we granted for 2011 had performance-based vesting requirements such that they would be earned only if annual company performance targets for revenue and profitability were met. Because the Company's fiscal 2011 targets were not fully achieved, none of those restricted shares were earned and they were all forfeited;
- As a result of the cash bonuses paid to our named executive officers for 2011, their total cash compensation was between the 25th and 65th percentiles of the market data provided by our compensation consultant in December 2011; and
- The Compensation Committee reviewed, analyzed and considered whether the Company's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Sonus Networks, and concluded that no such material risks exist.

The compensation components described above evidence our goal to align executive compensation with Company performance and increase long-term stockholder value. We will continue to design and implement our executive compensation programs and policies in line with this philosophy to promote superior performance results and generate greater value for our stockholders. We believe that by directly linking a significant portion of the compensation of our named executive officers to defined performance standards, we are able to promote balance between the drive for near-term growth and long-term increase in stockholder value.

We urge stockholders to read the "*Compensation Discussion and Analysis*" section below, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the accompanying compensation tables and related narratives, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "*Compensation Discussion and Analysis*" section will be effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement will contribute to the Company's success. Accordingly, for the reasons set forth above, we are asking our stockholders to approve the following advisory resolution at the 2012 annual meeting of stockholders:

> RESOLVED, that the stockholders of Sonus Networks, Inc. (the "Company") approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the "Compensation Discussion and Analysis" section and the accompanying compensation tables and the related narratives in the Proxy Statement for the Company's 2012 annual meeting of stockholders.

This vote is not intended to address any specific element of compensation, but rather the overall compensation paid to the named executive officers. Because your vote is advisory, it will not be binding upon the Board. The Board and the Compensation Committee will, however, review carefully and take into account the outcome of this "say-on-pay" vote when considering future compensation arrangements.

At the 2011 annual meeting of stockholders, 91.7% of our shareholders voted, consistent with the Board's recommendation, for our "say-on-pay" proposals to occur every year. The Board has decided that the Company will hold an annual advisory vote on the compensation of our named executive officers at this year's annual meeting of stockholders and annually thereafter.

The Board of Directors unanimously recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation paid to our named executive officers, as disclosed in the "*Compensation Discussion and Analysis*" section and the accompanying compensation tables and related narratives in this Proxy Statement.

CORPORATE GOVERNANCE AND BOARD MATTERS

Code of Conduct

Our Board has adopted a written Code of Conduct, which qualifies as a "code of ethics" as defined by the regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act. The Code of Conduct is intended to provide guidance on the conduct expected of Sonus' employees, officers and directors in the interests of preserving Sonus' reputation for integrity, accountability and fair dealing. To ensure that our business is conducted in a consistently legal and ethical manner, all of our directors, officers and employees must act in accordance with our Code of Conduct.

We intend to disclose any amendment to or waiver of a provision of the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website available at *www.sonusnet.com* and/or in our public filings with the SEC.

A current copy of our Code of Conduct is available on our website *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*. A copy of the Code of Conduct may also be obtained, free of charge, from us upon a request directed to our corporate secretary at: Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

Oversight of Risk Management

At Sonus, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risks could be destructive to stockholder value. The Board is responsible for assessing the Company's approach to risk management and overseeing management's execution of its responsibilities for identifying and managing risk. The Board exercises its responsibilities through discussions in Board meetings and also through its committees, each of which examines various components of enterprise risk as part of their responsibilities. Generally, strategic risks and the risks related to management delegation are overseen and evaluated by the full Board; financial and internal control risks are overseen and evaluated by the Audit Committee; risks relating to our compensation policies are overseen and evaluated by the Compensation Committee; and risks related to governance are overseen and evaluated by the Nominating and Corporate Governance Committee. Each committee assesses identified risks and informs the Board about the risks as needed. Management also regularly reports on each such risk to the relevant committee or the Board. Additional review or reporting on risks is conducted as needed or as required by the Board or one of its committees.

In addition, an overall review of risk is inherent in the Board's consideration of our long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of the Company is consistent with our leadership structure. The committees of the Board, the President and Chief Executive Officer and other members of senior management have responsibility for assessing and managing our risk exposure. The Board and, if applicable, its committees provide oversight in connection with those efforts.

Director Independence

Under the NASDAQ Stock Market Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SEC rules also impose, through the NASDAQ Stock Market Marketplace Rules, special independence requirements for members of the Audit Committee. During its annual review of director

independence, the Board considers all information it deems relevant, including without limitation, any transactions and relationships between each director or any member of his immediate family and the Company and its subsidiaries and affiliates.

Our Board has determined that each of James K. Brewington, John P. Cunningham, Beatriz V. Infante, Howard E. Janzen, John A. Schofield, Scott E. Schubert and H. Brian Thompson does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market Marketplace Rules. Our Board also determined that Paul Severino, who retired from the Board in June 2011, was an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market Marketplace Rules when he served as our director from January 2011 to June 2011. The special independence requirements of the SEC for Audit Committee members are discussed below under "*Board Committees—Audit Committee.*"

Meeting Attendance

Our Board recognizes the importance of director attendance at Board and committee meetings. Our Board held 7 meetings during 2011. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of all committees of the Board on which they served during fiscal 2011. While we do not have a policy regarding the attendance of directors at our annual meetings of stockholders, seven of the eight directors who served on our Board at the time of our 2011 annual meeting of stockholders attended the 2011 annual meeting of stockholders. Mr. Severino, a former director who retired from the Board effective immediately prior to the 2011 annual meeting of stockholders in June 2011, also attended such meeting.

Board Committees

Our Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, and one ad-hoc committee: the Corporate Development and Investment Committee. With the exception of the Corporate Development and Investment Committee, each of these committees is composed entirely of independent directors as defined under applicable rules.

Audit Committee

Our Board has established an Audit Committee consisting of four members: Messrs. Schubert (Chairman), Cunningham, Janzen and Schofield. Each of the members of the Audit Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules and the additional independence requirements for members of audit committees imposed by Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Cunningham is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Cunningham's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Cunningham any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board. The Audit Committee held 10 meetings during 2011.

As described more fully in its charter, the Audit Committee responsibilities include, among other things:

- appointing, evaluating, compensating, overseeing the work of and, if appropriate, terminating the appointment of the independent auditor;

- overseeing the Company's financial reporting, including reviewing and discussing with management, the independent auditor and a member of the internal audit function, prior to public release, the Company's annual and quarterly financial statements to be filed with the SEC;
- overseeing management's design and maintenance of the Company's internal control over financial reporting and disclosure controls and procedures; and
- reviewing and discussing with management and the independent auditor the Company's financial risk exposures and assessing the policies and procedures management has implemented to monitor and control such exposures.

The Audit Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the SEC and the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

Compensation Committee

The Compensation Committee consists of three members: Mr. Schofield (Chairman), Mr. Thompson and Ms. Infante. Mr. Severino, a former Board member, also served on the Compensation Committee as Chairman from January 2011 until his retirement in June 2011. Each of the members of the Compensation Committee, including Mr. Severino during his tenure on our Board, is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Compensation Committee held 14 meetings during 2011.

As described more fully in its charter, the Compensation Committee responsibilities include, among other things:

- reviewing and approving the Company's compensation plans, practices and policies for directors and executive officers;
- reviewing the Company's succession plans for executive officers, where requested to do so by the Board;
- making recommendations to the Board regarding the establishment and terms of any incentive compensation or equity-based plans and monitoring their administration; and
- reviewing and approving the engagement and, at least annually, the remuneration provided to any compensation consultant who has provided advice to the Compensation Committee.

The Compensation Committee operates pursuant to a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of three members: Messrs. Thompson (Chairman), Brewington and Janzen. Each of the members of the Nominating and Corporate Governance Committee is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee held 6 meetings during 2011.

As described more fully in its charter, the Nominating and Corporate Governance Committee responsibilities include, among other things:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to the Board candidates for: (i) nomination

for election by the stockholders and (ii) any Board vacancies that are to be filled by the Board, subject to any rights regarding the selection of directors by holders of preferred shares and any other contractual or other commitments of the Company;

- developing and recommending to the Board, overseeing the implementation and effectiveness of, and recommending modifications as appropriate to, a set of corporate governance guidelines applicable to the Company;
- reviewing annually with the Board the composition of the Board as a whole and a succession plan in the event one or more directors ceases to serve for any reason; and
- identifying appropriate director development and continuing education opportunities and making recommendations to the Board as appropriate.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board that reflects standards and requirements adopted by the NASDAQ Stock Market, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

Corporate Development and Investment Committee

The Corporate Development and Investment Committee is an ad-hoc committee of the Board and consists of five members: Messrs. Brewington, Cunningham, Dolan and Schubert and Ms. Infante. Each of Messrs. Brewington, Cunningham and Schubert and Ms. Infante is an "independent director" as defined under the NASDAQ Stock Market Marketplace Rules. The Corporate Development and Investment Committee held 4 meetings during 2011.

Among other things, the purposes of the Corporate Development and Investment Committee include providing advice to the Board with respect to: the Company's minority investments; the issuance of debt securities of the Company stock repurchase programs that may be adopted by the Board; potential acquisitions, merger transactions, joint ventures and other investment transactions; uses of the Company's cash and short-term investments; and tax planning. The Corporate Development and Investment Committee also performs any other activities or responsibilities from time to time assigned to it by the Board. The Corporate Development and Investment Committee, however, does not have any authority to act on behalf of or bind the Company unless the Board delegates such authority to the Corporate Development and Investment Committee.

The Corporate Development and Investment Committee operates pursuant to a written charter adopted by the Board, a current copy of which is available at *www.sonusnet.com*, in the section entitled *About Us—Investor Relations—Corporate Governance*.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any member of our Board or our Compensation Committee and any member of our Board or Compensation Committee of any other company, and none of these interlocking relationships have existed in the past.

Director Nomination Process

The Nominating and Corporate Governance Committee encourages the selection of directors who will contribute to our overall corporate goals of responsibility to our stockholders, customers and employees. The Nominating and Corporate Governance Committee reviews from time to time the appropriate skills and characteristics required of individual directors to contribute to our success in today's business environment. The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to our Board members and others for recommendations, meetings from time to time to evaluate biographical information and

background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria generally set forth in the Nominating and Corporate Governance Committee Charter. There are no specific minimum qualifications for a recommended nominee to our Board; however, the Nominating and Corporate Governance Committee considers, among other skills and criteria, the following criteria for nomination as a director: demonstrated business knowledge and experience and an ability to exercise sound judgment in matters that relate to our current and long-term objectives; commitment to understanding us and our industry and to regularly attend and participate in meetings of our Board and its committees; a reputation for integrity, honesty and adherence to high ethical standards; the ability and experience to understand the sometimes conflicting interests of our various constituencies and to act in the interests of all stockholders; and the absence of any conflict of interest that would impair the nominee's ability to represent the interest of all our stockholders and to fulfill the responsibilities of being a director. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. Our Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. In identifying potential director candidates, the Nominating and Corporate Governance Committee and the Board also focus on ensuring that the Board reflects a diversity of experiences, backgrounds and skills. The Nominating and Corporate Governance Committee has the authority to engage independent advisors to assist in the process of identifying and evaluating director candidates, but has not engaged any such advisors to date.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates. All director candidates will be evaluated based on the criteria identified above, regardless of the identity of the individual or entity or person who proposed the director candidate. A stockholder who wishes to propose a candidate may provide the candidate's name and a detailed background of the candidate's qualifications to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886. Stockholders may also directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or our Board, by following the procedures set forth under "*Stockholder Proposals For Presentation At 2013 Annual Meeting.*"

Board Leadership Structure

The Company's by-laws delegate to the Board the right to exercise its discretion to either separate or combine the offices of Chairman of the Board and Chief Executive Officer. The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. The decision to combine or separate the Chairman and Chief Executive Officer roles is determined on the basis of what the Board considers to be best for the Company at any given point in time. The current Board leadership structure separates the roles of Chairman and Chief Executive Officer. The independent Chair of the Board meets regularly with the Chief Executive Officer to discuss appropriate business to come before the Board and its committees and actively recommends agenda items for Board meetings.

In 2008, our Board undertook a comprehensive review of our corporate governance practices, the corporate governance environment and trends at the time and, as a result, instituted a number of important changes, including separating the roles of Chairman and Chief Executive Officer. The Board

continues to believe that this separation of roles and the current Board leadership structure is most appropriate because it believes that the leadership structure offers the following benefits:

- increasing the independent oversight of Sonus and enhancing our Board's objective evaluation of our Chief Executive Officer;
- liberating the Chief Executive Officer to focus on company operations instead of Board administration;
- providing the Chief Executive Officer with an experienced sounding board;
- providing greater opportunities for communication between stockholders and our Board;
- enhancing the independent and objective assessment of risk by our Board; and
- providing an independent spokesperson for our Company.

The duties of the independent Chairman of the Board, among others, are to: convene and preside over Board meetings; convene and preside over executive sessions or other meetings of the independent directors; consult with the Chief Executive Officer as to agenda items and appropriate materials for Board and committee meetings; coordinate with committee chairs in the development and recommendations relative to Board and committee meeting content and schedules; and provide the Chief Executive Officer's annual performance evaluation communicating the feedback from the Compensation Committee and the Board.

Executive Sessions of the Board

The Company's Board is structured to promote independence. All but one member of the Board are independent directors. Under our Corporate Governance Guidelines, our independent directors are required to meet regularly in executive session without management to review the performance of management and our Company and any related matters. Generally, executive sessions are held in conjunction with regularly scheduled meetings of the Board. We expect the Board to have a least four executive sessions each year.

The Board's leadership is designed so that independent directors exercise oversight of the Company's management and key issues related to strategy and risk. Only independent directors serve on the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and all standing Board committees are chaired by independent directors. The Board of Directors believes its leadership structure provides for appropriate independence between the Board and management.

Additional Governance Matters

Public Availability of Corporate Governance Documents

For more corporate governance information, you are invited to access our key corporate governance documents, including our Corporate Governance Guidelines, Code of Conduct and the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Corporate Development and Investment Committee, on our corporate website at *http://www.sonusnet.com*; in print if you request them from our corporate secretary; and in our securities filings with the SEC. The references in this Proxy Statement to our corporate website are not intended to, and do not, incorporate by reference into this Proxy Statement any materials contained on such website.

Stockholder Communications with the Board of Directors

Stockholders may communicate with our Board by writing, e-mailing or calling our Investor Relations Department at Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886, Attention: Investor Relations, (978) 614-8440, *ir@sonusnet.com.* Our Investor Relations Department will review all such communications and will forward to the Chairman of the Audit Committee all communications that raise an issue appropriate for consideration by our Board.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company as of the date hereof are listed below.

Name	Age	Position
Raymond P. Dolan	54	President and Chief Executive Officer
Maurice Castonguay	60	Senior Vice President, Chief Financial Officer and Treasurer
Todd Abbott	52	Senior Vice President, Worldwide Sales and Marketing
Matthew Dillon	51	Senior Vice President, Global Services
Kathleen Harris	53	Vice President, Human Resources
Elmer Lai	40	Vice President, Finance, Corporate Controller and Principal Accounting Officer
Rajiv Laroia	49	Senior Vice President, Engineering and Chief Technology Officer
Jeffrey M. Snider	47	Senior Vice President, General Counsel and Secretary

Biographical information regarding each executive officer other than Raymond P. Dolan is set forth below. Mr. Dolan's biographical information is set forth above under *"Proposal 1—Election of Directors."*

Maurice Castonguay has been our Senior Vice President and Chief Financial Officer since August 2011. Prior to joining the Company, Mr. Castonguay served as Senior Vice President and Chief Financial Officer of BigBand Networks, Inc., a developer of digital video networking solutions, from 2008 to 2010. Mr. Castonguay was the Chief Financial Officer of Acopia Networks, Inc., a developer of intelligent file virtualization software, from 2006 until its acquisition by F5 Networks, Inc. in 2007. In 2006, Mr. Castonguay was the Chief Financial Officer of video-on-demand solutions provider Broadbus Technologies, Inc. until it was acquired by Motorola, Inc. From 2005 to 2006, Mr. Castonguay served as the Chief Financial Officer of Colubris Networks Inc., a wireless access devices company. Prior to that, he served as the Chief Financial Officer of MatrixOne, Inc., a product lifecycle management software company, from 1999 to 2004. Mr. Castonguay served as a director of Media 100 Inc., from 1997 to 2004, and as a director of Cedar Point Communications, Inc. from 2005 to 2010. Mr. Castonguay is a certified public accountant and holds a Bachelor of Science degree in accounting and a Master of Science degree in taxation from Bentley College, as well as a Master of Business Administration degree from Babson College.

Todd Abbott has been our Senior Vice President, Worldwide Sales and Marketing since May 2011 and is responsible for our global sales force, marketing and channel partnerships. In addition, Mr. Abbott leads corporate marketing, aligning all go-to-market strategies for Sonus solutions worldwide. Prior to joining Sonus, Mr. Abbott served as Senior Vice President of Sales and Marketing at Avaya Inc. from 2008 to 2010. Previously, Mr. Abbott was Executive Vice President of Worldwide Sales, Marketing and Service at Seagate Technology LLC from 2007 to 2008, and Senior Vice President of Worldwide Sales and Marketing at Symbol Technologies, Inc. from 2002 to 2006. He held positions of increasing responsibility at Cisco Systems, Inc., including Group Vice President of Service Providers in Europe and Vice President of South Asia, from 1994 to 2002. He also served in various sales and sales management positions at IBM Corp. from 1982 to 1994. Mr. Abbott holds a Bachelor of Science degree from Northeastern University with a double major in Finance and Marketing.

Matthew Dillon has been our Senior Vice President, Global Services since June 2011 and was previously our Vice President, Global Services from 2001 to 2011. Prior to joining Sonus, from 1987 to 2000, he was a founding member of Boston Technology (later purchased by Comverse Technology Corp.), which created the de-facto standard in scalable central office-based voicemail platforms for Bell Atlantic.

PROXY STATEMENT

Kathleen Harris has been our Vice President, Human Resources since July 2007. Before joining Sonus, from 2004 to 2007, Ms. Harris held the position of Vice President, Human Resources at Lightbridge, Inc., a software and services company, and Director of Human Resources from 2000 to 2003. Prior to Lightbridge, Inc., Ms. Harris was Vice President, Human Resources at Trend-Lines, Inc., a company that sold woodworking tools and accessories and golf equipment. Ms. Harris holds a Master of Business Administration degree and a Bachelor of Science degree in Government from Suffolk University. Ms. Harris is a member of the Human Resources Leadership Forum, Society for Human Resources Management and the Northeast Human Resources Association.

Elmer Lai has served as our Principal Accounting Officer since October 2010 and as our Vice President of Finance and Corporate Controller since he joined the Company in August 2010. From 2001 to 2010, Mr. Lai was the Corporate Controller of Airvana, Inc., a wireless infrastructure provider. Mr. Lai is a licensed certified public accountant and holds a Master of Business Administration degree from Boston University and a Bachelor of Science degree in Electrical Engineering from Cornell University.

Rajiv Laroia has served as our Senior Vice President, Engineering and Chief Technology Officer since February 2011. Dr. Laroia was a founder and Chief Technology Officer of Flarion Technologies since 2000, a company that developed and commercialized the first Orthogonal frequency-division multiplexing-based all-IP wireless data system and was acquired by QUALCOMM Incorporated in 2006. From 2006 to 2011, Dr. Laroia served as Senior Vice President at QUALCOMM Incorporated, focusing on advanced research in wireless networks and technologies. Dr. Laroia had also served in senior leadership positions in Lucent/Bell Laboratories. Dr. Laroia received his Ph.D. in 1992 and his Master's degree in 1989 from the University of Maryland, College Park and a Bachelor's degree in 1985 from the Indian Institute of Technology, Delhi, all in electrical engineering. He was inducted to the Innovations Hall of Fame, University of Maryland, College Park, in 2006. In 2007, he received the IIT Delhi Distinguished Alumni Award. Dr. Laroia is a Fellow of the Institute of Electrical and Electronics Engineers.

Jeffrey M. Snider has served as our Senior Vice President, General Counsel and Secretary since June 2009. Prior to joining Sonus, from 2006 to 2008, Mr. Snider served in a dual legal and operating role as Executive Vice President and General Counsel of Bankruptcy Management Solutions, Inc., a provider of hardware, software and services to the bankruptcy industry. From 2003 to 2006, Mr. Snider was the Senior Vice President and General Counsel of Geac Computer Corporation, Ltd., a global software and services provider. Prior to Geac Computer Corporation, Ltd., Mr. Snider was Senior Vice President and General Counsel at Lycos, Inc., an industry-leading Internet conglomerate. Before his in-house career, Mr. Snider was a member of the Boston law firm of Hutchins & Wheeler. Mr. Snider served as a Director on the Board of the New England Legal Foundation from 2001 to 2009, and was a Trustee of the Boston Bar Foundation from 2003 to 2007. Mr. Snider is a graduate of Amherst College and the University of Virginia School of Law.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information regarding beneficial ownership of our common stock as of March 16, 2012 by:

- each person who beneficially owns, to the best of our knowledge, more than 5% of the outstanding shares of our common stock;
- each of our Named Executive Officers (as defined in the Summary Compensation Table below);
- each of our directors; and
- all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. In computing the number of shares beneficially owned by each person named in the following table and the percentage ownership of that person, shares of common stock that are subject to stock options held by that person that are currently exercisable or exercisable within 60 days of March 16, 2012 are deemed owned by that person and are also deemed outstanding. These shares are not, however, deemed outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The percentage of common stock outstanding as of March 16, 2012 is based upon 279,893,911 shares of common stock outstanding on that date plus shares subject to options to the extent noted above.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
Named Executive Officers:		
Raymond P. Dolan(1)	1,450,833	*
Maurice Castonguay(2)	447,917	*
Wayne Pastore(3)	300,208	*
Todd Abbott(4)	642,579	*
Matthew Dillon(5)	951,516	*
Rajiv Laroia(6)	930,154	*
Non-Employee Directors:		
James K. Brewington(7)	55,833	*
John P. Cunningham(8)	128,333	*
Beatriz V. Infante(9)	47,500	*
Howard E. Janzen(10)	125,333	*
John A. Schofield(11)	46,458	*
Scott E. Schubert(12)	62,916	*
H. Brian Thompson(13)	173,333	*
All current executive officers and directors as a group (15 persons)(14)	5,592,760	2.00%

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding
5% Owners:		
Senate Limited (Trustee)—P.O. Box 71082, Dubai, United Arab Emirates(15)	67,295,079	24.04%
Artis Capital Management, L.P.—One Market Plaza, Steuart Street Tower, Suite 27, San Francisco, CA 94105(16)	27,184,276	9.71%
Empire Capital—1 Gorham Island, Suite 201, Westport, CT 06880(17)	24,325,011	8.69%

* Less than 1% of the outstanding shares of common stock.

(1) Includes 395,833 shares subject to outstanding options that are exercisable as of May 15, 2012 and 956,250 shares of restricted stock subject to vesting.

(2) Includes 447,917 shares of restricted stock subject to vesting.

(3) Mr. Pastore stepped down as our Senior Vice President and Chief Financial Officer, effective August 25, 2011. This number includes 230,208 shares subject to outstanding options that are exercisable as of May 15, 2012.

(4) Includes 125,000 shares subject to outstanding options that are exercisable as of May 15, 2012 and 493,750 shares of restricted stock subject to vesting.

(5) Includes 774,896 shares subject to outstanding options that are exercisable as of May 15, 2012 and 152,083 shares of restricted stock subject to vesting.

(6) Includes 234,375 shares subject to outstanding options that are exercisable as of May 15, 2012 and 664,583 shares of restricted stock subject to vesting.

(7) Includes 45,833 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(8) Includes 118,333 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(9) Includes 37,500 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(10) Includes 98,333 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(11) Includes 36,458 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(12) Includes 47,916 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(13) Includes 133,333 shares subject to outstanding options that are exercisable as of May 15, 2012 and 5,000 shares of restricted stock subject to vesting.

(14) Includes 2,320,935 shares subject to outstanding options that are exercisable as of May 15, 2012, and 2,878,333 shares of restricted stock subject to vesting owned by our current directors and executive officers. Each of our current directors and executive officers may be reached at 4 Technology Drive, Westford, Massachusetts 01886.

(15) According to a Schedule 13D/A No. 10 filed with the SEC on January 15, 2010, reporting the beneficial ownership of 67,295,079 shares of our common stock, each of Galahad Securities Limited, Legatum Capital Limited, Legatum Global Holdings Limited, Legatum Global Investment Limited and Senate Limited (acting on behalf of a trust formed under the laws of The Cayman

Islands as of July 1, 1996) reports sole voting power and sole dispositive power of the 67,295,079 shares.

(16) According to a Schedule 13G/A No. 2 filed with the SEC on March 23, 2012, reporting the beneficial ownership of 27,184,276 shares of our common stock, Artis Capital Management, L.P. ("Artis") reports the sole voting power and sole dispositive power of the 27,184,276 shares. According to such Schedule 13G/A No. 2, Artis, a registered investment adviser, serves as an investment adviser to various investment funds that directly hold our common stock for the benefit of the investors in those funds. Pursuant to the same Schedule 13G/A No. 2, the investment funds have the right to receive dividends from, or the proceeds from the sale of, our common stock. According to such Schedule 13G/A No. 2, Artis Capital Management, Inc. ("Artis Inc.") is the general partner of Artis, and Stuart Peterson ("Mr. Peterson") is the president of Artis Inc. and the controlling owner of Artis and Artis Inc. In the Schedule 13G/A No. 2, it is stated that by virtue of these relationships, Artis Inc. and Mr. Peterson may be deemed to beneficially own the common stock held by the funds; however, the filing of the Schedule 13G/A No. 2 is not construed as an admission that Artis Inc. or Mr. Peterson is the beneficial owner of the common stock held by the funds.

(17) According to a Schedule 13G/A No. 1 filed with the SEC on February 14, 2012, reporting the beneficial ownership of 24,325,011 shares of our common stock, each of Empire Capital Management, L.L.C. ("Empire"), Scott A. Fine ("Mr. Fine"), and Peter J. Richards ("Mr. Richards") reports shared dispositive power over the 24,325,011 shares. Pursuant to the same Schedule 13G/A No. 1, each of Mr. Fine and Mr. Richards disclaims beneficial ownership of the stock, except to the extent of that person's pecuniary interest therein. According to the Schedule 13G/A No. 1, (i) Empire serves as the investment manager to and has investment discretion over the securities held by Empire Capital Partners, LP; Empire Capital Partners, LTD; Empire Capital Partners Enhanced Master Fund, LTD; Charter Oak Partners, LP; Charter Oak Partners II LP and Charter Oak Master Fund Ltd.; (ii) Empire GP serves as the general partner of Empire Onshore; (iii) Empire GP has retained Empire to serve as investment manager to Empire Capital Partners, LP; and (iv) Mr. Fine and Mr. Richards are the only managing members of Empire and the only managing partners of Empire GP.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the U.S. Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

We reviewed Sonus' audited financial statements for the fiscal year ended December 31, 2011 and discussed these financial statements with Sonus' management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Sonus' management is responsible for Sonus' financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Sonus' independent registered public accounting firm, Deloitte & Touche LLP, or Deloitte, is responsible for performing an independent audit of Sonus' financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and issuing a report on those financial statements and issuing a report on the effectiveness of Sonus' internal control over financial reporting as of the end of the fiscal year. Our responsibility is to monitor and review these processes. We also reviewed and discussed with Deloitte the audited financial statements and the matters required by SEC Regulation S-X Rule 2-07 and Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA *Professional Standards*, Vol. 1. AU section 380), as adopted by the PCAOB.

Deloitte provided us with the written disclosures and the letter required by PCAOB Ethics and Independence Rule 3526, *Communications with Audit Committees Concerning Independence*. This Standard requires independent registered public accounting firms annually to disclose in writing all relationships that in the independent registered public accounting firm's professional opinion may reasonably be thought to bear on independence, to confirm their independence and to engage in a discussion of independence. We also considered whether Deloitte's provision of other, non-audit related services to Sonus is compatible with maintaining Deloitte's independence.

Based on its discussions with management and Deloitte, and our review of information provided by management and Deloitte, we recommended to the Sonus Board of Directors that the audited financial statements and management's report on internal control over financial reporting be included in Sonus' Annual Report on Form 10-K for the year ended December 31, 2011.

Submitted by,
AUDIT COMMITTEE:
Scott E. Schubert (Chairman)
John P. Cunningham
Howard E. Janzen
John A. Schofield

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the U.S. Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee consists of John A. Schofield (Chairman), Beatriz V. Infante and H. Brian Thompson. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by,
COMPENSATION COMMITTEE:
John A. Schofield (Chairman)
Beatriz V. Infante
H. Brian Thompson

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board oversees our executive compensation program and practices, approves all compensation policies applicable to our executive officers in accordance with our compensation philosophy and makes decisions regarding all forms of compensation to our executive officers.

Executive Summary

In 2011, the Compensation Committee designed our executive compensation programs and practices with the following features:

- Our compensation has three components—base salary, cash bonus and equity—of which all but base salary is performance-based;
- Our cash bonuses are based entirely on company performance, and are determined based on achievement of revenue, profitability and new product sales targets. Because those targets were not fully achieved for 2011, cash bonuses were paid out at only 55.56% of target;
- Our equity for 2011 consisted of stock options and/or performance-based restricted shares. The stock options, by their nature, only have value if the value of the Company's shares increases after the date the options are granted. In addition, the restricted shares we granted for 2011 had performance-based vesting requirements such that they would be earned only if annual company performance targets for revenue and profitability were met. Because the 2011 fiscal year targets were not fully achieved, none of those restricted shares was earned and they were all forfeited;
- As a result of the cash bonuses paid to our Named Executive Officers for 2011, their total cash compensation was between the 25th and 65th percentiles of the market data provided by our compensation consultant in December 2011; and
- The Compensation Committee reviewed, analyzed and considered whether the Company's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Sonus Networks, and concluded that no such material risks exist.

Sonus Networks' philosophy regarding executive compensation is to attract, retain, motivate and reward the most qualified executive officers and to align their interests with those of the Company and its stockholders by tying a material portion of our executive officers' total compensation to the Company's financial performance. The performance metrics for fiscal 2011 used in our executive compensation program included a revenue goal, a full-year operating earnings goal and a new product bookings goal. With the exception of base salary, our executive compensation for 2011 was performance-based, with realization of compensation dependent either on the achievement of specified corporate goals or tied to the stock price of the Company. Cash bonuses are subject to increase when Company results exceed corporate targets, reduction when results fall below corporate targets, and elimination if Company results do not meet threshold levels of performance. Similarly, the ultimate value of equity-based incentives realized by our executive officers will rise or fall in accordance with the Company's stock price performance.

The Compensation Committee believes that the Company's executive compensation program is market competitive and provides suitable incentives for the Named Executive Officers to achieve sustained value for the Company and its stockholders. The Compensation Committee remains committed to providing our Named Executive Officers with competitive compensation opportunities that allow for significant upside when the Company is performing well above its corporate objectives, and the Compensation Committee believes that the Company's executive compensation program and

practices incorporate a pay-for-performance approach that also avoids compensation arrangements that encourage excessive risk taking.

Pay for Performance

The Compensation Committee ties increases or decreases in overall executive compensation with the overall financial performance of the Company. The Compensation Committee selected metrics to measure bonus achievement that correspond to the financial needs and strategic goals of the Company during the relevant period. For 2011, bonus metrics were focused on opportunities that would increase our revenues, operating earnings, and bookings from the sale of new products.

Despite Sonus Networks' improved annual performance compared with fiscal 2010, that performance did not meet the corporate objectives set by the Board, and therefore, the overall compensation values realized by our executive officers were lower than if the Company had achieved those targets. Our executive officers received only 55.56% of their targeted cash bonus for the 2011 fiscal year. In addition, because certain company performance metrics were not achieved, performance-based restricted shares granted to our executive officers for the fiscal 2011 year did not vest and, as a result, were forfeited.

Say-on-Pay and Say-on-Frequency Results

The Compensation Committee considered the result of the 2011 advisory, non-binding "say-on-pay" proposal in connection with the discharge of its responsibilities. 92.5% of our stockholders approved the compensation of the named executive officers described in our proxy statement in 2011. The Compensation Committee believes this vote demonstrates broad support for the Company's executive compensation program and the Compensation Committee continued these programs with respect to 2011 compensation.

In light of the voting results with respect to the frequency of stockholder votes on executive compensation at the 2011 annual meeting of stockholders in which 91.7% of our shareholders voted for "say-on-pay" proposals to occur every year, the Board of Directors has decided that the Company will hold an advisory vote on the compensation of our named executive officers at this year's annual meeting of stockholders and annually thereafter.

Compensation Philosophy and Practices

Our compensation philosophy and practices are an important part of our business strategy in helping to attract, retain, motivate and reward executive talent and to align the interests of our executive officers with those of our stockholders. We have a rigorous performance and compensation management system and we believe our compensation processes and programs are aligned to provide strong incentive for success while appropriately balancing risk. Our executive compensation program is designed to achieve the following key objectives:

- Attract and retain those individuals with the leadership abilities and skills necessary to build long-term stockholder value;
- Drive performance by weighting compensation substantially towards performance-based cash- and equity-incentive compensation components rather than fixed base salaries as a percentage of total compensation; and
- Connect compensation to performance by providing incentives that promote near- and long-term financial stability to continuously enhance stockholder value.

We seek to accomplish these objectives by:

- Providing independent Board oversight;

- Avoiding being overly rigid, formulaic or short-term oriented;
- Offering compensation opportunities that attract, retain and develop highly talented executives;
- Motivating individuals to perform at their highest levels, and encouraging and rewarding outstanding initiative, achievement, teamwork and a shared success environment; and
- Reinforcing critical measures of performance derived from our business strategy and key success factors.

Our executive compensation program has historically targeted executive base salaries below the median of our peer group, but includes additional annual cash incentives designed to make us competitive with our peer group on a total cash compensation basis (at the 50th percentile opportunity if annual goals are achieved), and long-term equity incentives that are highly competitive relative to our peer group (at the 75th percentile opportunity if challenging long-term performance goals are achieved, and below the 50th percentile opportunity if performance falls short of our long-term performance goals). While our executive compensation programs are intended to provide competitive, performance-based incentives to our executives, actual executive compensation can vary greatly. The amount of performance-based incentive cash compensation awarded is based on measures of profitability, revenue and bookings from new product sales and, therefore, our executives are only awarded such compensation if they achieve the annual corporate performance goals set by our Board.

Executive turnover in recent years has influenced executive compensation decision-making. The Company has undergone a number of executive transitions over the past 18 months, hiring a new Senior Vice President and Chief Financial Officer in August 2011, a new Senior Vice President of Worldwide Sales and Marketing in May 2011, a new Senior Vice President of Engineering and Chief Technology Officer in February 2011, and a new President and Chief Executive Officer in October 2010. In 2011, the Company also hired a new Vice President of Investor Relations, a Vice President of Business Development, a Vice President and General Manager of Communications Applications, a Vice President and General Manager of its Bangalore operation, and a Vice President of Engineering, among other senior positions. Meanwhile, the performance of the stock markets in general and the Company's stock in particular have diminished the value of the Company's equity incentives and, as a result, the Compensation Committee and management have been required to target certain base salaries, including for certain of our Named Executive Officers, at a higher percentile in order to attract talented executives necessary to create a company with strong growth and earnings potential. We face competition for executives from larger companies with significantly greater cash compensation and from smaller private companies with greater perceived equity growth potential through an initial public offering or acquisition and therefore must at times pay a premium relative to market to be competitive in our total compensation in order to attract highly talented executives.

Determining Executive Compensation

The Compensation Committee determines and approves the compensation level for the President and Chief Executive Officer; reviews and sets compensation levels of other key executive officers; evaluates and approves goals and objectives of the President and Chief Executive Officer as well as other key executive officers; evaluates the performance of these executives in light of those goals and objectives; evaluates and approves all grants of equity-based compensation to the President and Chief Executive Officer and the other executive officers; and recommends to our Board compensation policies for outside directors. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

Our Board sets the overall corporate performance goals for each year, while the Compensation Committee reviews and approves each executive officer's objectives and target bonus. After the end of the fiscal year, the Compensation Committee reviews the actual corporate performance against the

predetermined performance goals and objectives as well as other performance considerations related to unforeseen events during the year to determine the appropriate bonus amount, if any, to be paid to each eligible participant.

The Compensation Committee reviews each component of the executive's compensation against executive compensation surveys. The surveys used for comparison reflect compensation levels and practices for persons holding comparable positions at certain of our peer group companies. The Compensation Committee also solicits appropriate input from our President and Chief Executive Officer, who works with our Vice President of Human Resources, to recommend compensation for those executives reporting directly to him. The Compensation Committee considers, but is not bound by, recommendations made by Company management. Similarly, the Compensation Committee may accept, reject or modify any recommendations by compensation consultants or other outside advisors. All decisions regarding the President and Chief Executive Officer's compensation are made by the Compensation Committee in executive session without the President and Chief Executive Officer present.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. For 2011, the Compensation Committee retained Pearl Meyer & Partners as its compensation consultants to provide an analysis of the total compensation practices for our executive and senior management positions. Pearl Meyer & Partners provided the Compensation Committee with a study, whose purpose was to provide management and the Compensation Committee with current information on the competitiveness of our total cash and long-term incentive compensation. The study provided a significant amount of comparative information, using peer group data and, as a market check, additional executive compensation survey data representing the broader technological industry. Our 2011 target compensation was benchmarked to our peer group and compared as a market check to additional survey data.

The following companies were used in Pearl Meyer & Partner's executive compensation assessment of our 2011 executive compensation program, and such assessment included a compensation analysis and comparison of each such company based upon information derived from publicly disclosed filings for the most recent fiscal year end as of July 2011:

Company	Fiscal Year End Date for Data Considered in 2011 Executive Compensation Analysis	Data as of Applicable Fiscal Year End Date				
		Revenue ($ Millions)	Market Capitalization ($ Millions)	Net Income (Loss) ($ Millions)	Research and Development Expense ($ Millions)	Number of Employees
Acme Packet, Inc.	December 2010	$231	$3,371	$ 43	$ 36	570
ADTRAN, Inc.	December 2010	$606	$2,282	$114	$ 90	1,663
Aruba Networks, Inc.	July 2011	$397	$2,038	$ 71	$ 85	1,057
BigBand Networks, Inc.	December 2010	$112	$ 193	$(32)	$ 51	465
Blue Coat Systems, Inc.	April 2011	$487	$1,289	$ 47	$ 82	1,333
BroadSoft, Inc.	December 2010	$ 96	$ 590	$ 8	$ 20	372
Calix, Inc.	December 2010	$287	$ 631	$(19)	$ 55	479
Digi International Inc.	September 2010	$183	$ 278	$ 9	$ 28	648
Harmonic Inc.	December 2010	$423	$ 958	$ (4)	$ 77	1,106
Infinera Corp.	December 2010	$454	$1,043	$(28)	$119	1,072
Ixia	December 2010	$277	$1,109	$ 11	$ 72	1,100
Riverbed Technology, Inc.	December 2010	$552	$5,169	$ 34	$ 87	1,244
ShoreTel, Inc.	June 2011	$200	$ 356	$(11)	$ 46	634
Symmetricom, Inc.	June 2011	$208	$ 307	$ 1	$ 27	570
Tekelec	December 2010	$424	$ 817	$ 15	$ 92	1,291
Sonus Networks, Inc.	December 2010	$249	$ 740	$(11)	$ 63	968
Sonus Networks, Inc. Percentile Position		39th	40th	22nd	46th	48th

The peer group selection factors included revenue size and industry (communications equipment). The Compensation Committee modified the peer group as compared to 2010. The Compensation Committee believes that the 2011 peer group is more relevant for purposes of benchmarking executive pay than the 2010 peer group because the modifications have resulted in a collection of companies more similar to us with respect to business models and size in terms of revenue (all are between one-third and three times the revenue of the Company), market capitalization, and the number of employees. Such peer companies also have a more similar research and development focus, indicative of a similar focus on new product development, as compared to the Company.

Although the competitive positioning of individual executives varied, the findings by Pearl Meyer & Partners indicated that, in the aggregate:

- With the exception of certain newly hired or promoted executive officers, total compensation paid to our executive officers were generally at or below the median of our peer group;
- Total cash compensation was between the 25th and 65th percentiles (reflecting in part the base salaries provided to attract talented new executives in fiscal 2011) of the market data provided by our compensation consultant in December 2011; and
- Target total direct compensation was above the peer group median, reflecting the Company's focus on providing 75th percentile equity incentive award opportunities; but because of the Company's failure to achieve its 2011 fiscal year targets, the actual compensation received by our Named Executive Officers was much lower than target.

Compensation Components

Our executive compensation program has three major components that support the Company's compensation objectives, each of which is discussed in detail below. The Compensation Committee reviews the executive compensation program on an annual basis.

Compensation Mix. A significant portion of our executive officers' total direct compensation (which includes base salary, cash bonus and equity-based incentives) opportunity is attributable to variable compensation—that is, the amount our executives earn is dependent upon Company performance. Of the elements of total direct compensation, only base salary is fixed compensation, while cash bonuses and equity-based awards are variable compensation. The balance of each Named Executive Officer's compensation package consists of restricted stock with performance-based and/or time vesting and stock options, which vest over time, and therefore, the value of which is tied to the Company's stock performance. These variable elements are intended to align the executives' performance and interests with Company performance and long-term stockholder value. We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis. However, all of our executive officers are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as to participate in our 401(k) plan. We have also entered into executive agreements with certain of our executive officers, including our Named Executive Officers, which provide for certain severance benefits upon termination of employment, including a termination following a change in control of the Company.

Base Salary. Base salaries are designed to reflect the scope of responsibilities, performance and competencies of the individual executives. Increases in base salary, if any, are based upon an evaluation of the individual's performance and level of pay compared to benchmark data for similar positions at peer companies. With the exception of Mr. Dillon who joined us as our Vice President, Global Services in 2001 and with whom we did not sign a formal employment agreement, the salary for each Named

Executive Officer was originally determined in his respective employment agreement. Each Named Executive Officer's base salary is reviewed on an annual basis as well as at the time of a promotion or other change in responsibilities.

Cash Bonuses. The Company has one cash incentive plan—the Senior Management Cash Incentive Plan, or the SMCIP—that covers the President and Chief Executive Officer, all the Senior Vice Presidents and one other executive officer who is a direct report of the President and Chief Executive Officer. The eligibility for an annual cash bonus creates an incentive to achieve desired near-term corporate goals that are in furtherance of the Company's long-term objectives. The compensation program establishes target bonuses, set as a percentage of annual base salary, for each position. Cash bonuses are expected to represent a substantial part of total compensation for our executives if the Company achieves certain annual financial objectives, as applicable. The target bonuses for executive officers covered by the SMCIP in fiscal 2011 were determined by the Compensation Committee based upon competitive market and peer group data and analysis, ranged between 50% and 100% of annual base salary, and were tied to the achievement of annual corporate goals, with no individual metrics. Total cash compensation—base salary plus cash bonus—has historically been targeted at the 50th percentile opportunity when compared to our peer group if annual goals are achieved. The Compensation Committee annually benchmarks target bonuses as a component of executive compensation against peer group data. It believes that the target bonuses for our executive officers for 2011 were within the appropriate range as a percentage of base salary and overall total compensation.

The 2011 corporate goals for the SMCIP were based upon achievement of the following corporate metrics:

Objective	Target	Level of Achievement Necessary to Receive Bonus	Leverage Factor for Overachievement	2011 Actual Achievement	2011 Actual Achievement Percentage	Weight	2011 Bonus Payout Percentage (2011 Actual Achievement Percentage x Weight)
Revenue(1)	$300,000,000	85%	Maximum 1.5x at 120% ($360,000,000)	$259,700,000	86.57%	25%	21.64%
Full Year Operating Earnings(2)	$ 30,000,000	60%	Maximum 1.5x at 125% ($37,500,000)	$ (4,260,000)	0.00%	50%	0.00%
New Product Bookings	$ 40,000,000	80%	Maximum 1.5x at 125% ($50,000,000)	$ 47,137,000	135.70%	25%	33.92%
						100%	55.56%

(1) If this measure was not achieved, it would be deemed achieved if the sum of (i) the actual performance of this measure and (ii) the amount of any positive change in deferred revenue for 2011 met or exceeded the target performance for this measure. However, the impact of any positive change in deferred revenue did not count towards greater than 100% achievement for this measure.

(2) This metric is a non-GAAP measure and excludes the impact of stock-based compensation and amortization of intangible assets recorded in fiscal 2011.

As a hypothetical example, the bonus calculation for an executive under the SMCIP whose target cash incentive was $100,000 is set forth below, based on a range of levels of corporate goals:

Weight	Objective	Accomplish 75% of Corporate Objectives ($)	Accomplish 85% of Corporate Objectives ($)	Accomplish 100% of Corporate Objectives ($)	Accomplish 105% of Corporate Objectives ($)	Accomplish 150% of Corporate Objectives ($)	Actual 2011 Achievement ($)
25%	Revenue	$ —	$21,250	$ 25,000	$ 28,130	$ 37,500	$21,640
50%	Full Year Operating Earnings	18,750	42,500	50,000	55,000	75,000	—
25%	Product Bookings	—	21,250	25,000	27,500	37,500	$33,920
	Total	$18,750	$85,000	$100,000	$110,630	$150,000	$55,560

The Compensation Committee will continue the SMCIP for fiscal 2012, using financial metrics consistent with our 2012 operating plan and the financial objectives associated with that plan. We achieved approximately 14.8% of the corporate goals for 2008, 117.0% of the corporate goals for 2009, 209.7% of the corporate goals for 2010, and 55.56% of the corporate goals for 2011.

The Named Executive Officers were eligible to receive the following annual bonuses under the SMCIP, subject to the achievement of certain specific objectives:

Name and Principal Position(1)	Bonus Eligibility Under SMCIP	Full Year Bonus Target	Pro-Rated Bonus Target (For 2011 New Hires)	Bonus Earned in Fiscal 2011
Raymond P. Dolan(2) President and Chief Executive Officer	100% of base salary	$ 500,00	N/A	$277,800
Maurice Castonguay(2)(3) Senior Vice President and Chief Financial Officer	60% of base salary	$171,000	$ 57,000	$ 31,669
Rajiv Laroia(2)(3) Senior Vice President, Engineering and Chief Technology Officer	100% of base salary	$375,000	$343,750	$190,988
Todd Abbott(2)(3) Senior Vice President, Worldwide Sales and Marketing	50% of base salary	$185,000	$123,333	$ 68,524
Matthew Dillon(4) Senior Vice President, Global Services	60% of base salary	$162,000	N/A	$ 90,007

(1) Mr. Pastore resigned from the Company in August 2011 and was entitled to a severance package, as discussed below under "*Executive, Severance and Change of Control Benefits.*"

(2) The bonus eligibility of each of Messieurs Dolan, Castonguay, Abbott and Laroia under the SMCIP was determined pursuant to the terms of their respective employment agreements.

(3) Since Messieurs Castonguay, Abbott and Laroia joined the Company in fiscal 2011, their respective target bonuses were pro-rated for the number of days in 2011 during which they were employed by the Company.

(4) Because Mr. Dillon does not have an employment agreement with the Company that contains a percentage relating to his bonus eligibility under the SMCIP, Mr. Dillon's target bonus level was based upon competitive data, including peer group data, his position in the Company, and his anticipated contributions to our long-term goals. The President and Chief Executive Officer provided a recommendation as to Mr. Dillon's target bonus to the Compensation Committee for the Compensation Committee's consideration and approval.

Based on the Company's actual performance against the 2011 financial objectives, on February 29, 2012, the Compensation Committee authorized the payment to our executive officers of 55.56% of the cash bonus awards under the SCMIP. In order to receive their cash incentive awards, each of our executive officers was required to acknowledge that all such awards, if and to the extent subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, are subject to any incentive compensation policy established from time to time by the Company in order to comply with the Dodd-Frank Act. The Compensation Committee intends to revise the SCMIP to implement a new clawback policy once final rules are adopted with respect to the requirements under the Dodd-Frank Act.

Equity-based Incentives. Equity-based incentives are provided to executives whose decisions and actions have a direct impact upon our performance and success. Stock options and performance—and time-vested restricted stock are awarded to our executive officers in order to tie their compensation directly to our long-term success and to increase stockholder value. In determining the size of the stock option and/or restricted stock grants awarded to each executive officer, the Compensation Committee takes into account the executive officer's position, past performance, anticipated contribution to our long-term goals, and market data for executive officers in similar roles at peer companies. Equity granted in prior years and existing levels of stock ownership are also taken into consideration. The Compensation Committee believes that a combination of stock options and performance vested restricted stock is most effective in meeting the key objectives of employee retention, motivation, and alignment with stockholder interests, and is the most cost effective and efficient manner of share usage, taking into account stock-based compensation expense and cash flow. Our stock option and restricted stock policy is described in further detail below under "*Stock Option and Restricted Stock Grant Policy*."

Stock Option Grants

On February 15, 2011, Dr. Laroia received a stock option to purchase 750,000 shares of our common stock in connection with the commencement of his employment with the Company.

On May 16, 2011, Mr. Abbott received a stock option to purchase 500,000 shares of our common stock in connection with the commencement his employment with the Company.

On September 15, 2011, Mr. Castonguay received a stock option to purchase 500,000 shares of our common stock in connection with the commencement of his employment with the Company.

On October 17, 2011, Mr. Dillon received a stock option to purchase 200,000 shares of our common stock in connection with the Company's annual incentive equity grant for fiscal 2011, which is a yearly equity incentive grant that is given by the Compensation Committee to certain of our key employees in connection with our annual review of employee and executive compensation. The annual equity incentive grant date is generally on March 15 of each year, or the following business day if March 15 falls on a weekend or a holiday. For fiscal 2011, the Compensation Committee postponed the March 15, 2011 annual equity incentive grant date until October 17, 2011, so that our President and Chief Executive Officer, who was hired on October 12, 2010, would have more time and be in a better position to advise upon such awards. Our practice relating to annual equity incentive grants is discussed in further detail below under "*Stock Option and Restricted Stock Grant Policy—Annual Equity Incentive Grants.*"

In connection with the Company's annual equity incentive grant, the Compensation Committee authorized the 2012 grants on March 15, 2012, with the exception of Mr. Dolan, Dr. Laroia and Mr. Abbott, who were granted equity on March 16, 2012. Grant dates are generally on the 15th day of the month following the date of action by the Compensation Committee. The equity grants to Messieurs Dolan, Laroia and Abbott on March 16, 2012 were exceptions to the Compensation

Committee's standard practice as the committee required an extra day to finalize the terms of such grants. The Compensation Committee granted options to purchase the following number of shares of our common stock: Mr. Dolan (625,000 options), Mr. Castonguay (145,833 options), Dr. Laroia (297,917 options), Mr. Abbott (300,000 options), and Mr. Dillon (104,167 options). The exercise price of each option equaled the closing price on the date of grant, or $2.89 per share for the grants made on March 15, 2012, and $2.92 per share for the grants made on March 16, 2012.

Restricted Stock Grants

For fiscal 2011, we awarded a series of performance-based awards to Messrs. Dolan, Laroia, and Abbott that, ultimately, did not vest and were forfeited as a result of the Company's failure to achieve the following minimum levels of performance under the relevant grant awards: $267,558,000 in revenue and $20,955,000 in operating income. The performance-based awards granted to our Named Executive Officers are discussed in further detail in the notes to the "*Summary Compensation Table*" as well as in the notes to the "*2011 Grants of Plan-Based Awards*" table.

Pursuant to the terms of an October 2008 severance and retention program and agreement, Mr. Dillon was entitled to a grant of 22,000 restricted shares of the Company's common stock, which would vest in full if certain performance conditions in fiscal 2011 were met (the "Dillon 2011 Performance Shares"). Performance levels of achievement for Mr. Dillon for the period January 1, 2011 through December 31, 2011 (the "Dillon Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Dillon on June 3, 2011. The performance conditions, however, were not satisfied by the end of the Dillon Performance Period. As a result, the Dillon 2011 Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011. If the Company achieves certain performance metrics for the fiscal year ending December 31, 2012, Mr. Dillon may also be entitled to the vesting of up to 22,000 shares of performance stock pursuant to this grant, as discussed below under "*Executive, Severance and Change of Control Benefits*."

During fiscal 2011, we awarded a series of performance-based awards that relate to the fiscal 2012 (January 1, 2012 through December 31, 2012) period (the "2012 Performance Period"). On September 15, 2011, Mr. Castonguay was granted 375,000 restricted shares of the Company's common stock, which are subject to both performance- and time-vesting requirements (the "Castonguay Performance Shares"). On October 17, 2011, Mr. Dillon was granted 100,000 restricted shares of the Company's common stock, which are subject to both performance- and time-vesting requirements (the "Dillon 2012 Performance Shares" and, collectively with the Castonguay Performance Shares, the "2012 Performance Shares"). The Compensation Committee, in its sole discretion, will establish performance conditions reflecting certain levels of achievement for 2012 Performance Period. Subject to Messrs. Castonguay and Dillon remaining employed at the end of the 2012 Performance Period, the number of 2012 Performance Shares that will become performance vested will be determined by the Compensation Committee's assessment of Company performance in fiscal 2012.

In March 2012, we awarded a series of restricted stock awards as part of the Company's annual incentive equity grant for fiscal 2012. A large majority of these were performance-based awards, which shares, as described above and below, are subject to both performance- and time-vesting requirements. The performance metrics attached to these performance-based awards are intended to be comparably challenging to those used in fiscal 2011, which were not achieved. A portion of the awards (as indicated in the "*Restricted Stock*" column of the following table) are subject to time-based vesting only. This was done to balance the risk placed on certain of our executive officers whose compensation is heavily weighted toward performance-based awards and to ensure that we are able to retain those executive officers in the event the challenging performance metrics are not met. Subject to their continued

employment with the Company, Messieurs Dolan, Castonguay, Laroia, Abbott and Dillon were granted the following in March 2012:

Name	Grant Date(1)	Restricted Stock	2012 Performance Stock(2)	Other Performance Stock(3)
Raymond Dolan	March 16, 2012	250,000(4)	633,350(5)	166,650
Maurice Castonguay	March 15, 2012	—	72,917	—
Rajiv Laroia	March 16, 2012	187,500(6)	398,971(7)	124,987
Todd Abbott	March 16, 2012	125,000(8)	316,675(9)	83,325
Matthew Dillon	March 15, 2012	—	52,083	—

(1) Grant dates are generally on the 15th day of the month following the date of action by the Compensation Committee. The equity grants to Messieurs Dolan, Laroia and Abbott on March 16, 2012 were exceptions to the Compensation Committee's standard practice as the committee required an extra day to finalize the terms of such grants. These grants will appear in the "*2012 Summary Compensation Table*" and the "*2012 Grants of Plan-Based Awards*" table in next year's proxy statement.

(2) The Compensation Committee, in its sole discretion, will establish performance conditions reflecting certain levels of achievement for the 2012 Performance Period. The number of 2012 Performance Shares that will become performance-vested will be determined by the Compensation Committee's assessment of Company performance in fiscal 2012. The number of shares included in this column depicts the maximum number of shares the corresponding individual could achieve if the maximum level of performance is achieved for fiscal 2012. However, these numbers could potentially be zero if the threshold level of performance is not achieved. These performance shares will all have the same performance vesting criteria.

(3) The vesting of these shares is generally subject to the metrics and vesting schedule to be determined by the Compensation Committee in its sole discretion.

(4) 93,750 shares vested on March 16, 2012, and 31,250 shares will vest on each of October 12, 2012, March 12, 2013, October 12, 2013, March 12, 2014 and October 12, 2014.

(5) If all of the 633,350 shares are earned, (i) 333,350 of the 633,350 shares will vest as follows: one-third of the shares that become performance-vested will vest on the date the Company reports its financial results by which the achievement of 2012 performance metrics can be determined, and an additional one-third of such shares will vest on each of October 12, 2013 and October 12, 2014; and (ii) 300,000 of the 633,350 shares will vest as follows: 25% of the shares that become performance-vested will vest on the date that the Company reports its financial results by which the achievement of the 2012 performance metrics can be determined, and an additional 25% of such shares will vest on each of March 16, 2013, March 16, 2014 and March 16, 2015. If less than all of these 633,350 shares is earned, the earned shares will vest on the foregoing three-year and four-year schedules in the same relative proportions.

(6) 46,875 shares vested on March 16, 2012, 23,438 shares will vest on each of August 11, 2012, February 11, 2013, August 11, 2013, February 11, 2014 and August 11, 2014 and 23,435 shares will vest on February 11, 2015.

(7) If all of the 398,971 shares are earned, (i) 250,013 of the 398,971 shares will vest as follows: one-third of the shares that become performance-vested will vest on the date the Company reports its financial results by which the achievement of 2012 performance metrics can be determined, and an additional one-third of such shares will vest on each of February 11, 2014 and February 11,

2015; and (ii) 148,958 of the 398,971 shares will vest as follows: 25% of the shares that become performance-vested will vest on the date that the Company reports its financial results by which the achievement of the 2012 performance metrics can be determined, and an additional 25% of such shares will vest on each of March 16, 2013, March 16, 2014 and March 16, 2015. If less than all of these 398,971 shares is earned, the earned shares will vest on the foregoing three-year and four-year schedules in the same relative proportions.

(8) 31,250 shares vested on March 16, 2012, and 15,625 shares will vest on each of November 3, 2012, May 3, 2013, November 3, 2013, May 3, 2014, November 3, 2014 and May 3, 2015.

(9) If all of the 316,675 shares are earned, (i) 166,675 of the 316,675 shares will vest as follows: one-third of the shares that become performance-vested will vest on the date the Company reports its financial results by which the achievement of 2012 performance metrics can be determined, and an additional one-third of such shares will vest on each of May 3, 2014 and May 3, 2015; and (ii) 150,000 of the 316,675 shares will vest as follows: 25% of the shares that become performance-vested will vest on the date that the Company reports its financial results by which the achievement of the 2012 performance metrics can be determined, and an additional 25% of such shares will vest on each of March 16, 2013, March 16, 2014 and March 16, 2015. If less than all of these 316,675 shares is earned, the earned shares will vest on the foregoing three-year and four-year schedules in the same relative proportions.

The number of options and restricted shares subject to each award was subjectively determined by the Compensation Committee based on the factors described above, and, with respect to new hire grants, consideration of what level of award was deemed necessary in order to attract highly talented new executives.

Benefits and Other Compensation

Benefit Plans

We have various broad-based employee benefit plans. We do not typically offer perquisites or employee benefits to executive officers that are not also made available to employees on a broad basis. Our executive officers are eligible for the same benefits that are available to all employees, which include group health insurance, life and disability insurance, dental insurance, and paid holidays. With the exception of our President and Chief Executive Officer and our Senior Vice President of Engineering and Chief Technology Officer, who began to accrue four weeks of vacation per year upon their respective dates of hire, all other employees begin accruing three weeks of vacation per year upon date of hire. We offer a 401(k) program, which allows our employees to invest in a wide array of funds, and the ability to purchase shares of our common stock under our Amended and Restated 2000 Employee Stock Purchase Plan. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers or other employees. We also enter into executive agreements with certain of our executive officers providing for certain severance benefits that may be triggered as a result of the termination of such officer's employment under certain circumstances. We have generally entered into indemnification agreements with our officers and directors.

Severance Agreements

We have entered into severance agreements with certain of our executive officers, including each of our Named Executive Officers. The severance agreements generally provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 100% of the executive officer's base salary and target cash bonus (or 150% for our President and Chief Executive Officer), and continued health plan premium payments for up to 12 months (or 18 months for our President and Chief Executive Officer). The severance agreements also generally provide that, upon an involuntary termination upon a change in control, or upon a resignation for good reason upon a change in control, the executive officer is entitled to a range between 100% and 150% of the executive's base salary and target cash bonus (or 200% for our President and Chief Executive Officer), continued health plan premium payments for up to 12 months (or 18 months for our President and Chief Executive Officer), and a range between 12 months accelerated vesting and full vesting of all unvested restricted stock and stock options.

The Compensation Committee believes that these provisions are consistent with executive severance arrangements that are customary for public companies at our stage of development and were necessary in order to hire and/or retain the executives.

In August 2011, our former Senior Vice President and Chief Financial Officer resigned from the Company. He was eligible to receive, and he did receive, a severance pursuant to the terms of his Executive Severance and Arbitration Agreement, which is described below under "*Executive, Severance and Change of Control Benefits.*"

Equity Compensation Plan Information

The following table provides information as of December 31, 2011 with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

Plan Category	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders(1)	22,627,885(2)	$3.82	24,686,906(3)
Equity compensation Plans Not Approved by Stockholders	—	—	—
Total	22,627,885	$3.82	24,686,906

(1) Consists of the Company's 2007 Stock Incentive Plan, as amended, or the 2007 Plan, and the Amended and Restated 2000 Employee Stock Purchase Plan, or the ESPP.

(2) Excludes purchase rights accruing under the ESPP. The purchase price of the stock under the ESPP is equal to 85% of the market price on the last day of the offering period. Participation is limited to 20% of an employee's eligible compensation, not to exceed amounts allowed by the Internal Revenue Code of 1986, as amended.

(3) Consists of shares available for future issuance under the 2007 Plan and the ESPP. As of December 31, 2011, 11,497,206 shares of common stock were available for issuance under the 2007

Plan and 13,189,700 shares of common stock were available for issuance under the ESPP. The ESPP incorporates an evergreen provision pursuant to which, on January 1 of each year, the aggregate number of shares reserved for issuance under the ESPP automatically increases by a number equal to the lesser of (i) 2% of the total number of shares of common stock outstanding on December 31 of the preceding year, or (ii) such number as our Board may determine. However, not more than an aggregate of 25,000,000 shares of common stock may be issued pursuant to the ESPP. In addition to being available for future issuance upon exercise of options that may be granted after December 31, 2011, the shares available under the 2007 Plan may instead be issued in the form of restricted stock, unrestricted stock, stock appreciation rights, performance shares or other equity-based awards. However, shares granted under the 2007 Plan in the form of non-option awards reduce the remaining available pool of shares at a ratio of 1:1.5.

Transactions Involving Hedging, Monetization, Margin Accounts, Pledges, Puts, Calls and Other Derivative Securities

The Company intends to adopt a hedging policy once final rules are adopted with respect to the requirements under the Dodd-Frank Act. In the meantime, our current insider trading policy discourages all employees, officers and directors from engaging in transactions involving hedging, monetization, margin accounts, pledges, puts, calls and other derivative securities, and requires those who wish to enter into such an arrangement to first pre-clear the proposed transaction with either the Chief Financial Officer or the General Counsel.

Tax and Accounting Considerations

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with ASC 718.

Incentive Stock Options. Options granted to employees through 2007 were intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Although the Company's 2007 Stock Incentive Plan, as amended, or the 2007 Plan, allows for the granting of incentive stock options, the Company's current practice is not to grant options to employees as incentive stock options. However, there are outstanding incentive stock options that were previously granted to employees that continue to be exercised and were exercisable at December 31, 2011. We make no representation or warranty as to the tax treatment to the optionee upon receipt or exercise of the option or sale or other disposition of the shares covered by the option. In addition, options will not be treated as incentive stock options for tax purposes to the extent that options covering in excess of $100,000 of stock (based upon fair market value of the stock as of the respective dates of grant of such options) become exercisable in any calendar year.

Policy on Deductibility of Executive Compensation. The Internal Revenue Service, pursuant to Section 162(m) of the Code, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and to each other officer (other than the Chief Executive Officer and Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Securities Exchange Act of 1934, as amended, by reason of being among our three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) of the Code periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in our best interests and our stockholders best interests, after taking into consideration changing business conditions and the performance of our employees.

Risk Management and Our Executive Compensation Program

The Compensation Committee monitors and manages our executive compensation program to ensure that it does not encourage excessive risk taking. The Compensation Committee concluded that our plans do not encourage excessive or inappropriate risk taking by our executive officers for the following reasons, among others:

- we structure our pay to consist of both fixed and variable compensation, so that our executive officers' cash compensation is not entirely tied to financial results;
- the variable cash compensation of our executive officers, who are covered by the SMCIP, are tied to the achievement of the Company's corporate financial metrics, including profitability, and therefore, their bonuses are not tied to any subjective individual metric;
- our stock option awards generally vest over a period of four years and are only valuable if our stock price increases over time; and
- our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of Sonus' incentive plans is based solely on bookings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.

The Compensation Committee and our management review potential risks relating to our compensation programs on an annual basis. The Compensation Committee believes that our compensation program for 2011 was aligned with the interests of our stockholders and rewards for performance, and that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Tables

The following table sets forth, for the year ended December 31, 2011 and for the two years prior thereto, the compensation earned by our Chief Executive Officer, our Chief Financial Officer, the other three most highly compensated executive officers serving as executive officers at December 31, 2011, and our former Chief Financial Officer, who was no longer an employee at December 31, 2011 (collectively, the "Named Executive Officers").

2011 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Raymond P. Dolan(3)	2011	$500,000	$ —	$1,570,000	$ —	$277,800	$ 4,742	$2,352,542
President and Chief Executive Officer	2010	$111,859	$ —	$ —	$1,942,100	$232,607	$ 15,091	$2,301,657
Maurice Castonguay(4) Senior Vice President and Chief Financial Officer	2011	$ 99,385	$ —	$ —	$ 639,500	$ 31,669	$ 4,156	$ 774,710
Rajiv Laroia(5) Senior Vice President of Engineering and Chief Technology Officer	2011	$332,452	$ —	$1,140,000	$1,306,950	$190,988	$ 4,012	$2,974,402
Todd Abbott(6) Senior Vice President, Worldwide Sales and Marketing	2011	$244,058	$ —	$ 760,000	$ 755,900	$ 68,524	$ 589	$1,829,071
Matthew Dillon(7)	2011	$255,469	$ —	$ 66,880	$ 246,800	$ 90,007	$ 567	$ 659,723
Senior Vice President,	2010	$235,125	$ —	$ 54,560	$ 178,550	$256,895	$ 510	$ 725,640
Global Services	2009	$235,125	$ —	$ —	$ —	$119,963	$ 333	$ 355,421
Wayne Pastore(8)	2011	$187,990	$ —	$ 13,510	$ —	$ —	$ 479,498	$ 680,998
Former Senior Vice President and	2010	$267,577	$ —	$ 350,527	$ 374,100	$483,502	$ 406	$1,476,112
Chief Financial Officer	2009	$210,000	$ —	$ —	$ —	$ 35,715	$ 192	$ 245,907

(1) The amounts shown in this column do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts reflect the grant date fair value of each option award granted to each Named Executive Officer. The grant date fair values of option awards were estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions, excluding the options granted to Mr. Dolan:

	Year ended December 31, 2011	2010	2009
Risk-free interest rate	0.95%–2.65%	1.46%–2.65%	1.76%–2.47%
Expected dividends	—	—	—
Weighted average volatility	67.6%	64.5%	64.3%
Expected life (years)	4.5	4.5	4.5

The grant date fair value of Mr. Dolan's option award was estimated in accordance with ASC 718 using the Black-Scholes valuation model with the following assumptions:

	October 15, 2010 Award
Risk-free interest rate	1.54%
Expected dividends	—
Weighted average volatility	62.3%
Expected life (years)	6.0

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

(2) Please see *"Compensation Discussion and Analysis—Compensation Components—Cash Bonuses"* for a description of our incentive compensation program.

(3) On October 7, 2010, the Board approved Mr. Dolan's offer of employment as the Company's President and Chief Executive Officer. Under the terms of his employment agreement and in accordance with the Company's stock option and restricted stock grant policy of granting stock options and restricted stock on the 15th day of the month following the Board's or the Compensation Committee's approval of the grant (or the next business day if such 15th day of the month is a weekend or a holiday) (the "Company's equity award grant policy"), on October 15, 2010, Mr. Dolan was granted 750,000 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Dolan Performance Shares"). At December 31, 2010, the performance conditions for the Dolan Performance Shares had not been established by the Compensation Committee, so this award was not considered granted for accounting purposes and accordingly, had no grant date fair value in fiscal 2010. Performance levels

of achievement for Mr. Dolan for the period January 1, 2011 through December 31, 2011 (the "Dolan Performance Period") were established by the Compensation Committee and communicated to Mr. Dolan on February 11, 2011. For accounting purposes, the date of grant of the Dolan Performance Shares is February 11, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and communication of such criteria to Mr. Dolan) were met. The amount reported in the table above under "Stock Awards" in 2011 represents the grant date fair value of the Dolan Performance Shares at the "target" level of achievement, the level that the Company believed was probable of achievement as of the date of grant. The grant date fair value of the maximum number of shares that Mr. Dolan could have earned under this award is $2,355,000. The performance conditions, however, were not satisfied by the end of the Dolan Performance Period and accordingly, the Company did not recognize any expense for the Dolan Performance Shares for financial reporting purposes. As a result, the Dolan Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

Mr. Dolan's "All Other Compensation" of $4,742 for 2011 is comprised of $3,500 for our 401(k) matching contribution and $1,242 related to group term life insurance.

(4) On September 8, 2011, the Compensation Committee approved Mr. Castonguay's offer of employment as the Company's Senior Vice President and Chief Financial Officer. Under the terms of his employment agreement and in accordance with the Company's equity award grant policy, on September 15, 2011, Mr. Castonguay was granted 375,000 restricted shares of the Company's common stock, which are subject to both performance- and time-vesting requirements (the "Castonguay Performance Shares"). The Compensation Committee, in its sole discretion, will establish performance conditions reflecting certain levels of achievement for the period January 1, 2012 through December 31, 2012 (the "Castonguay Performance Period"). Subject to Mr. Castonguay remaining employed at the end of the Castonguay Performance Period, the number of Castonguay Performance Shares that will become performance vested will be determined by the Compensation Committee's assessment of Company performance. As of December 31, 2011, the performance conditions for the Castonguay Performance Shares had not been established by the Compensation Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date and is not included in the table above.

Mr. Castonguay's "All Other Compensation" of $4,156 for 2011 is comprised of $3,500 for our 401(k) matching contribution and $656 related to group term life insurance.

(5) On February 11, 2011, the Compensation Committee approved Dr. Laroia's offer of employment as the Company's Senior Vice President of Engineering and Chief Technology Officer. Under the terms of his employment agreement and in accordance with the Company's equity award grant policy, on February 15, 2011, Dr. Laroia was granted 562,500 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Laroia Performance Shares"). Performance levels of achievement for Dr. Laroia for the period January 1, 2011 through December 31, 2011 (the "Laroia Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Dr. Laroia on June 3, 2011. For accounting purposes, the date of grant of the Laroia Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and communication of such criteria to Dr. Laroia) were met. The amount reported in the table above under "Stock Awards" in 2011 represents the grant date fair value of the Laroia Performance Shares at the "target" level of achievement, the level that the Company believed was probable of achievement as of the date of grant. The grant fair value of the maximum number of shares that Dr. Laroia could have earned under this award is $1,710,000. The performance conditions, however, were not satisfied by the end of the Laroia Performance Period and accordingly, the Company did not recognize any expense for the Laroia Performance Shares for financial reporting purposes. As a result, the Laroia Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

Dr. Laroia's "All Other Compensation" of $4,012 for 2011 is comprised of $3,500 for our 401(k) matching contribution and $512 related to group term life insurance.

(6) On May 2, 2011, the Compensation Committee approved Mr. Abbott's offer of employment as the Company's Senior Vice President of Worldwide Sales and Marketing. Under the terms of his employment agreement and in accordance with the Company's equity award grant policy, on May 16, 2011, Mr. Abbott was granted 375,000 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Abbott Performance Shares"). Performance levels of achievement for Mr. Abbott for the period January 1, 2011 through December 31, 2011 (the "Abbott Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Abbott on June 3, 2011. For accounting purposes, the date of grant of the Abbott Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and communication of such criteria to Mr. Abbott) were met. The amount reported in the table above under "Stock Awards" in 2011 represents the grant date fair value of the Abbott Performance Shares at the "target" level of achievement, the level that the Company believed was probable of achievement as of the date of grant. The grant date fair value of the maximum number of shares that Mr. Abbott could have earned under this award is $1,140,000. The performance conditions, however, were not satisfied by the end of the Abbott Performance Period and accordingly, the Company did not recognize any expense for the Abbott Performance Shares for financial reporting purposes. As a result, the Abbott Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

Mr. Abbott's "All Other Compensation" of $589 is related to group term life insurance.

(7) In October 2008, the Compensation Committee approved a severance and retention program and agreement for Mr. Dillon. Under the terms of his Executive Severance and Arbitration Agreement, Mr. Dillon was entitled to a grant of 22,000 restricted shares of the Company's common stock, which would vest in full if certain performance conditions in fiscal 2011 were met (the "Dillon Performance Shares"). Performance levels of achievement for Mr. Dillon for the period January 1, 2011 through December 31, 2011 (the "Dillon Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Dillon on June 3, 2011. For accounting purposes, the date of grant of the Dillon Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and communication of such criteria to Mr. Dillon) were met. The amount reported in the table above under "Stock Awards" in 2011 represents the grant date fair value of the Dillon Performance Shares, as the Company believed it probable that the performance conditions for the Dillon Performance Awards would be satisfied as at the date of grant. The performance conditions, however, were not satisfied by the end of the Dillon Performance Period and accordingly, the Company did not recognize any expense for the Dillon Performance shares for financial reporting purposes. As a result, the Dillon Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

On October 17, 2011, Mr. Dillon was granted 100,000 restricted shares of the Company's common stock, which are subject to both performance- and time-vesting requirements (the "Dillon 2012 Performance Shares"). The Compensation Committee, in its sole discretion, will establish performance conditions reflecting certain levels of achievement for the period January 1, 2012 through December 31, 2012 (the "Dillon 2012 Performance Period"). Subject to Mr. Dillon remaining employed at the end of the Dillon 2012 Performance Period, the number of Dillon 2012 Performance Shares that will become performance vested will be determined by the Compensation Committee's assessment of Company performance. As of December 31, 2011, the performance conditions for the Dillon 2012 Performance Shares had not been established by the Compensation Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date and is not included in the table above.

Mr. Dillon's "All Other Compensation" of $567 for 2011 is related to group term life insurance.

(8) Mr. Pastore's "All Other Compensation" of $479,498 for 2011 is comprised of $479,216 for payments in connection with his Executive Severance and Arbitration Agreement, including $15,131 related to continuation of his health insurance coverage, and $282 related to group term life insurance. Mr. Pastore stepped down from his position as Senior Vice President and Chief Financial Officer on August 25, 2011.

Grants of Plan-Based Awards in 2011

The following table sets forth information about incentive plan awards made to the Named Executive Officers during the year ended December 31, 2011:

2011 GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock And Option Awards
Name	**Grant Date**	**Date of Compensation Committee Action (2)**	**Threshold ($)(3)**	**Target ($)**	**Maximum ($)**	**Threshold (#)(4)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Sh)**	**($)(5)**
Raymond P. Dolan		2/23/11(6)	—	$500,000	$ 750,000							
	2/11/11	10/07/10(7)				—	500,000	750,000				$1,570,000
Maurice Castonguay(8)		2/23/11(6)	—	$ 57,000	$ 85,500							
	9/15/11	9/8/11								500,000	$2.38	$ 639,500
Rajiv Laroia(8)		2/23/11(6)	—	$343,750	$ 515,625							
	2/15/11	2/11/11								750,000	$3.25	$1,306,950
	6/3/11	2/11/11(9)				—	375,000	562,500				$1,140,000
Todd Abbott(8)		2/23/11(6)	—	$123,333	$ 185,000							
	5/16/11	5/2/11								500,000	$2.81	$ 755,900
	6/3/11	5/2/11(10)				—	250,000	375,000				$ 760,000
Matthew Dillon		2/23/11(6)	—	$162,000	$ 243,000							
	6/3/11	10/3/08(11)					22,000	22,000				$ 66,880
	10/17/11	10/13/11				—				200,000	$2.28	$ 246,800
Wayne Pastore(12)		2/23/11(6)	—	$171,000	$ 256,500							
	6/3/11	10/3/08(13)				—	4,444	4,444				$ 13,510

(1) Amounts reflect potential cash award amounts payable under our incentive compensation program for 2011 described above in "*Compensation Discussion and Analysis*." Actual amounts paid are set forth in the "*Non-Equity Incentive Plan Compensation*" column of the Summary Compensation Table.

(2) Date on which Compensation Committee took action to approve the award.

(3) The SMCIP is the Company's cash incentive plan that covers the President and Chief Executive Officer, all the Senior Vice Presidents and one other executive officer who is a direct report of the President and Chief Executive Officer. The 2011 corporate goals for the SMCIP were based upon achievement of the following three corporate metrics: revenue, full-year operating earnings and new product bookings. Each of the three components was weighted separately, such that the Company needed to exceed the threshold level of achievement for at least one of the corporate metrics in order to receive a cash bonus. The Company needed to meet at least 85% of its revenue target (which was weighted at 25% of the cash bonus); at least 60% of the full-year operating earnings target (which was weighted at 50% of the cash bonus); and at least 80% of the new product bookings (which was weighted at 25% of the cash bonus). If the Company failed to meet the threshold level of performance for all three components, then no cash bonus awards would have been paid. It is only after the Company had exceeded the threshold level of achievement in at least one of the three categories that the executive officers subject to the SMCIP were able to receive a cash bonus. Assuming that the threshold level of performance was met for each of the three corporate components, Mr. Dolan would have been eligible to receive $356,250 as his cash bonus, Mr. Castonguay would have been eligible to receive $40,613 as his cash bonus; Dr. Laroia would have been eligible to receive $244,921 as his cash bonus; Mr. Abbott would have been eligible to receive $87,875 as his cash bonus; and Mr. Dillon would have been eligible to receive $115,425 as his cash bonus.

(4) The employment agreements of each of Mr. Dolan, Mr. Abbott and Dr. Laroia (collectively, the "Threshold Agreements") contain performance conditions reflecting "Initiate," "Threshold," "Target" and "Maximum" levels of achievement by the Company for fiscal 2011. For purposes of this column, the term "Threshold," as defined under the rules of the SEC, is equivalent to the "Initiate" level of performance, as defined in the Threshold Agreements. The "Threshold" level (as used in this column) is the minimum level of performance that must be met before the restricted stock would vest. For clarity, if only the "Threshold" level (as used in this column) is achieved, then no restricted stock would vest. It is only after the "Threshold" level (as used in this column) is achieved that the restricted stock under the relevant award grants would begin to vest. Therefore, Mr. Dolan, Mr. Abbott and Dr. Laroia would forfeit all restricted stock if the Company failed to meet or only achieved the "Threshold" level of performance.

If the "Threshold" level of performance was met (as such term is used in the Threshold Agreements), then Messieurs Dolan, Laroia and Abbott would have received the following shares of restricted stock: Mr. Dolan (250,000 shares), Dr. Laroia (187,500 shares) and Mr. Abbott (125,000 shares).

(5) Amounts reflect the fair values of the performance-based stock awards, restricted stock awards and stock option grants as of the respective grant dates. The fair values of the performance-based stock awards included in the table above represent the fair values of the respective number of shares the Company believed were probable of being earned on the date of grant. For Messieurs Dolan, Laroia and Abbott, these amounts represent the fair value of the number of shares that would be earned upon achievement of the "target" performance level. For Mr. Dillon, this amount represents the fair value of the total number of shares he would have earned had the performance conditions for his award been satisfied. The terms of the grants are as follows:

Mr. Dolan was granted 750,000 restricted shares of the Company's common stock (the "Dolan Performance Shares") under the 2007 Plan, which were subject to both performance- and time-vesting. The Compensation Committee established performance conditions reflecting "initiate," "threshold," "target" and "maximum" levels of achievement for the period January 1, 2011 through December 31, 2011 (the "Dolan Performance Period"). As of December 31, 2011, the performance conditions had not been satisfied and accordingly, the Company did not recognize any expense for the Dolan Performance Shares. The Dolan Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

Mr. Castonguay was granted an option to purchase 500,000 shares of our common stock at an exercise price of $2.38 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of his commencement date of August 26, 2011 and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of his commencement date. Mr. Castonguay was also granted 375,000 restricted shares of our common stock (the "Castonguay Performance Shares") under the 2007 Plan for fiscal 2012, which are subject to both performance- and time-vesting. At December 31, 2011, the performance conditions for the Castonguay Performance Shares had not been established by the Compensation Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date and is not included in the table above.

Dr. Laroia was granted an option to purchase 750,000 shares of our common stock at an exercise price of $3.25 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of his commencement date of February 11, 2011 and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of his commencement date. Dr. Laroia was also granted 562,500 restricted shares of our common stock (the "Laroia Performance Shares") under the 2007 Plan, which were subject to both performance- and time-vesting. The Compensation Committee established performance conditions reflecting "initiate," "threshold," "target" and "maximum" levels of achievement for the period January 1, 2011 through December 31, 2011 (the "Laroia Performance Period"). As of December 31, 2011, the performance conditions had not been satisfied and accordingly, the Company did not recognize any expense for the Laroia Performance Shares. The Laroia Performance Shares were forfeited as of February 21, 2012, the date that the Compensation Committee formally concluded that the performance conditions had not been satisfied.

Mr. Abbott was granted an option to purchase 500,000 shares of our common stock at an exercise price of $2.81 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on the first anniversary of his commencement date of May 3, 2011 and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of his commencement date. Mr. Abbott was also granted 375,000 restricted shares of our common stock (the "Abbott Performance Shares") under the 2007 Plan, which were subject to both performance- and time-vesting. The Compensation Committee established performance conditions reflecting "initiate," "threshold," "target" and "maximum" levels of achievement for the period January 1, 2011 through December 31, 2011 (the "Abbott Performance Period"). As of December 31, 2011, the performance conditions had not been satisfied and accordingly, the Company did not recognize any expense for the Abbott Performance Shares. The Abbott Performance Shares were forfeited as of February 21, 2012, the date that the Compensation Committee formally concluded that the performance conditions had not been satisfied.

Mr. Dillon was entitled to one grant of 22,000 restricted shares of our common stock (the "Dillon 2011 Performance Shares") under the 2007 Plan, which would vest upon satisfaction of certain performance conditions by the Company for the period January 1, 2011 through December 31, 2011 (the "Dillon Performance Period"). As of December 31, 2011, the performance conditions had not been satisfied and accordingly, the Company did not recognize any expense for the Dillon 2011 Performance Shares because the Dillon 2011 Performance Shares were never granted or released to Mr. Dillon. Mr. Dillon was granted an option to purchase 200,000 shares of our common stock at an exercise price of $2.28 per share, the closing price of our common stock on the date of grant, with 25% of the shares vesting on October 17, 2012, the first anniversary of the date of grant, and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the date of grant. Mr. Dillon was also granted 100,000 restricted shares of our common stock (the "Dillon 2012 Performance Shares") under the 2007 Plan, which shares are subject to both performance- and time-vesting. At December 31, 2011, the performance conditions for the Dillon 2012 Performance Shares had not been established by the Compensation Committee, so this award is not considered granted for accounting purposes, and accordingly, has no grant date fair value as of that date and is not included in the table above.

Mr. Pastore was entitled to one grant of 4,444 restricted shares of our common stock (the "Pastore Performance Shares") under the 2007 Plan, which would vest upon satisfaction of certain performance conditions by the Company for the period January 1, 2011 through December 31, 2011 (the "Pastore

Performance Period"). Mr. Pastore stepped down from his position as Senior Vice President and Chief Financial Officer on August 25, 2011 (the "Separation Date"). In accordance with his October 2008 Executive Severance and Arbitration Agreement, Mr. Pastore relinquished his rights to the Pastore Performance Shares. The Company accelerated the vesting schedule of Mr. Pastore's options that would have become vested within twelve months of the Separation Date. In addition, the vesting of all of the unvested restricted shares of common stock (excluding the Pastore Performance Shares) was accelerated so that these shares were fully vested at the Separation Date.

(6) The Compensation Committee established the fiscal 2011 performance metrics for the SMCIP on February 23, 2011. The 2011 performance metrics for the SMCIP applied to all executives subject to the SMCIP, including those executive officers who were hired after February 23, 2011. The Compensation Committee determined the actual cash bonus amounts to be paid to the executive officers on February 13, 2012.

(7) On October 7, 2010, the Board approved Mr. Dolan's offer of employment as the Company's President and Chief Executive Officer. Under the terms of his employment agreement and in accordance with the Company's equity grant policy, on October 15, 2010, Mr. Dolan was granted 750,000 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Dolan Performance Shares"). Performance levels of achievement for Mr. Dolan for the period January 1, 2011 through December 31, 2011 (the "Dolan Performance Period") were established by the Compensation Committee and communicated to Mr. Dolan on February 11, 2011. For accounting purposes, the date of grant of the Dolan Performance Shares is February 11, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and communication of such criteria to Mr. Dolan) were met. The performance conditions, however, were not satisfied by the end of the Dolan Performance Period and accordingly, the Company did not recognize any expense for the Dolan Performance Shares for financial reporting purposes. As a result, the Dolan Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(8) The amounts included under the "Threshold," "Target" and "Maximum" captions for Estimated Future Payouts Under Non-Equity Incentive Plan Awards indicate the amounts of cash bonus payments under the SMCIP related to Mr. Castonguay, Dr. Laroia and Mr. Abbott for the year ended December 31, 2011. These cash bonus payments were pro-rated for the number of days they were employed by the Company in 2011. If Mr. Castonguay had been employed by the Company for the entire 2011 fiscal year, the amounts included under the "Threshold," "Target" and "Maximum" captions for Estimated Future Payouts Under Non-Equity Incentive Plan Awards would have been $121,838, $171,000 and $256,500, respectively. If Dr. Laroia had been employed by the Company for the entire 2011 fiscal year, the amounts included under the "Threshold," "Target" and "Maximum" captions for Estimated Future Payouts Under Non-Equity Incentive Plan Awards would have been $267,188, $375,000 and $562,500, respectively. If Mr. Abbott had been employed by the Company for the entire 2011 fiscal year, the amounts included under the "Threshold," "Target" and "Maximum" captions for Estimated Future Payouts Under Non-Equity Incentive Plan Awards would have been $131,813, $185,000 and $277,500, respectively.

(9) On February 11, 2011, the Compensation Committee approved Dr. Laroia's offer of employment as the Company's Senior Vice President of Engineering and Chief Technology Officer. Under the terms of his employment agreement and in accordance with the Company's equity grant policy, on February 15, 2011, Dr. Laroia was granted 562,500 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Laroia Performance Shares"). Performance levels of achievement for Dr. Laroia for the period January 1, 2011 through December 31, 2011 (the "Laroia Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Dr. Laroia on June 3, 2011. For accounting purposes, the date of grant of the Laroia Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and the communication of such performance criteria to Dr. Laroia) were met. The performance conditions, however, were not satisfied by the end of the Laroia Performance Period and accordingly, the Company did not recognize any expense for the Laroia Performance Shares for financial reporting purposes. As a result, the Laroia Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(10) On May 2, 2011, the Compensation Committee approved Mr. Abbott's offer of employment as the Company's Senior Vice President of Worldwide Sales and Marketing. Under the terms of his employment agreement and in accordance with the Company's equity grant policy, on May 16, 2011, Mr. Abbott was granted 375,000 restricted shares of the Company's common stock, which were subject to both performance- and time-vesting requirements (the "Abbott Performance Shares"). Performance levels of achievement for Mr. Abbott for the period January 1, 2011 through December 31, 2011 (the "Abbott Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Abbott on June 3, 2011. For accounting purposes, the date of grant of the Abbott Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and the communication of such criteria to Mr. Abbott) were met. The performance conditions, however, were not satisfied by the end of the Abbott Performance Period and accordingly, the Company did not recognize any expense for the Abbott Performance Shares for financial reporting purposes. As a result, the Abbott Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(11) In October 2008, the Compensation Committee approved a severance and retention program and agreement for Mr. Dillon. Under the terms of his Executive Severance and Arbitration Agreement, Mr. Dillon was entitled to a grant of 22,000 restricted shares of the Company's common stock, which would vest in full if certain performance conditions in fiscal 2011 were met (the "Dillon Performance Shares"). Performance levels of achievement for Mr. Dillon for the period January 1, 2011 through December 31, 2011 (the "Dillon Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Dillon on June 3, 2011. For accounting purposes, the date of grant of the Dillon Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and the communication of such performance criteria to Mr. Dillon) were met. The performance conditions, however, were not satisfied by the end of the Dillon Performance Period and accordingly, the Company did not recognize any expense for the Dillon Performance shares for financial reporting purposes. As a result, the Dillon Performance Shares were forfeited as of February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(12) Mr. Pastore resigned as Senior Vice President and Chief Financial Officer, effective August 25, 2011. In connection with his resignation and pursuant to the terms of his October 2008 Executive Severance and Arbitration Agreement, Mr. Pastore was entitled to receive, and did receive, among other severance and related post-termination benefits, a lump sum payment of $456,000, which was equal to the sum of his then annual base salary and his then target annual bonus, less applicable state and federal withholdings.

(13) In October 2008, the Compensation Committee approved a severance and retention program and agreement for Mr. Pastore. Under the terms of his Executive Severance and Arbitration Agreement, Mr. Pastore was entitled to a grant of 4,444 restricted shares of the Company's common stock, which would be granted and would vest in full if certain performance conditions in fiscal 2011 were met (the "Pastore Performance Shares"). Performance levels of achievement for Mr. Pastore for the period January 1, 2011 through December 31, 2011 (the "Pastore Performance Period") were established by the Compensation Committee on June 1, 2011 and communicated to Mr. Pastore on June 3, 2011. For accounting purposes, the date of grant of the Pastore Performance Shares is June 3, 2011, the date on which all grant date criteria (including, but not limited to, the determination of the performance criteria and the communication of such performance criteria to Mr. Pastore) were met. In connection with his resignation, Mr. Pastore forfeited his right to the 4,444 restricted shares of the Company's common stock.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning stock options and unvested stock awards held by the Named Executive Officers as of December 31, 2011:

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)(4)(5)
Raymond P. Dolan	291,667	708,333	—	$3.38	10/12/2020	—	—	750,000	$1,800,000
Maurice Castonguay	—	500,000	—	$2.38	9/15/2021	—	—	—	—
Rajiv Laroia	—	750,000	—	$3.25	2/11/2021	—	—	562,500	$1,350,000
Todd Abbott	—	500,000	—	$2.81	5/16/2021	—	—	375,000	$ 900,000
Matthew Dillon	59,376	—	—	$4.47	6/16/2013	—	—	22,000	$ 52,800
	90,624	—	—	$5.21	6/16/2013	—	—	—	
	75,000	—	—	$5.19	8/27/2014	—	—	—	—
	100,000	—	—	$4.87	6/17/2015	—	—	—	—
	150,000	—	—	$4.91	9/9/2015	—	—	—	—
	100,000	—	—	$4.91	1/9/2016	—	—	—	—
	140,000	—	—	$5.64	8/15/2017	—	—	—	—
	46,875	78,125	—	$2.69	6/15/2020	—	—	—	—
	—	200,000	—	$2.28	10/17/2021	—	—	—	—
Wayne Pastore	130,208	—	—	$2.86	8/25/2014	—	—	—	—
	100,000	—	—	$3.76	8/25/2014	—	—	—	—

(1) Of Mr. Dolan's unvested stock options, 20,833 will vest on the 12th of each month through October 12, 2014.

Of Mr. Castonguay's unvested stock options, 125,000 will vest on August 26, 2012 and 10,416 will vest on the 26th of each month through August 26, 2015.

Of Dr. Laroia's unvested stock options, 187,500 will vest on February 11, 2012 and 15,625 will vest on the 11th of each month through February 11, 2015.

Of Mr. Abbott's unvested stock options, 125,000 will vest on May 3, 2012 and 10,416 will vest on the 3rd of each month through May 3, 2015.

Of Mr. Dillon's 78,125 unvested stock options, 2,604 will vest on the 15th of each month through June 15, 2014. Of Mr. Dillon's 200,000 unvested stock options, 50,000 will vest on October 17, 2012 and 4,166 will vest on the 17th of each month through October 17, 2015.

(2) In accordance with SEC rules, the market value of unvested shares of restricted stock is determined by multiplying the number of such shares by $2.40, the closing market price of our common stock on December 30, 2011. These performance-based shares were forfeited by the respective individuals on February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(3) As of December 31, 2011, the performance periods for these performance-based awards were January 1, 2011 through December 31, 2011. As of December 31, 2011, the performance conditions for these awards had not been satisfied and accordingly, the Company did not record any expense related to these awards. These shares were forfeited by the respective individuals on February 21, 2012, the date that the Company issued a press release reporting its financial results for the quarter and year ended December 31, 2011.

(4) Mr. Castonguay is entitled to one performance-based grant of up to 375,000 shares of our common stock contingent upon the Company's satisfaction of certain performance conditions for the year ending December 31, 2012 and subject to his continued employment with the Company. As of December 31, 2011, the performance conditions had not been defined and accordingly, the grant did not meet the criteria for an award and is excluded from the table above.

(5) Mr. Dillon is entitled to one performance-based grant of 22,000 shares of our common stock contingent upon the Company's satisfaction of certain performance conditions for the year ending December 31, 2012. Mr. Dillon is also entitled to one performance-based grant of up to 100,000 shares of our common stock contingent upon the Company's satisfaction of certain performance conditions for the year ending December 31, 2012 and subject to his continued employment with the Company. As of December 31, 2011, the performance conditions for these two grants had not been defined and accordingly, the grants did not meet the criteria for an award and are excluded from the table above.

Option Exercises and Stock Vested

The following table summarizes for the Named Executive Officers in 2011: (i) the number of shares acquired upon exercise of stock options and the value realized; and (ii) the number of shares acquired upon the vesting of restricted stock and the value realized, before payout of any applicable withholding tax:

2011 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Raymond P. Dolan	—	—	—	—
Maurice Castonguay	—	—	—	—
Rajiv Laroia	—	—	—	—
Todd Abbott	—	—	—	—
Matthew Dillon	—	—	94,750	$254,908
Wayne Pastore	—	—	142,777	$369,960

(1) Of Mr. Dillon's 94,750 shares that vested and were released to him in 2011, 30,213 were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

Of Mr. Pastore's 142,777 shares that vested and were released to him in 2011, 45,324 were returned to us to satisfy the tax withholding obligation associated with the vesting of the shares.

(2) In accordance with SEC rules, the aggregate dollar amount realized upon vesting of shares of restricted stock was determined by multiplying the number of shares by the closing market price of our common stock on the date of vesting.

Stock Option and Restricted Stock Grant Policy

We have granted stock options under the 2007 Plan as a means of promoting the long-term success of our business because we believe that sharing ownership with our employees aligns their interests with our interests and the interests of our stockholders and encourages our employees to devote the best of their abilities and efforts to our company. Each stock option award specifies the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the closing market price of a share of our common stock on the date the option is granted. Employees receive value from their options only if the value of our shares has increased above their value on the date of grant of the options.

New Hire Grants

The Compensation Committee has delegated authority to our President and Chief Executive Officer to grant new hire options consistent with approved guidelines and restrictions governing the delegation. These guidelines are as follows:

- Such options are granted pursuant to the 2007 Plan;
- Such options are on the terms of our standard form of stock option agreement;

- The grant date is the 15th day of the month following the employee's start date and the exercise price of such options is equal to the closing price of our common stock on that grant date, or the next business day in the event that the 15th day falls on a day that the NASDAQ Stock Market is closed;
- The Chief Executive Officer is not authorized to grant (i) options (a) to himself or to any of our executive officers, or (b) to any new employee for more than 100,000 shares of our common stock, or (ii) restricted shares;
- The Chief Executive Officer is authorized to delegate his authority to our Chief Financial Officer and/or Vice President of Human Resources (or the most senior human resources executive); and
- The Chief Executive Officer maintains a list of the options granted pursuant to the delegated authority and reports to the Compensation Committee regarding the options granted.

The Compensation Committee reviews all new hire grants issued under the delegation of authority. The Compensation Committee also reviews and, if appropriate, approves the grants of restricted shares to new hires at a Compensation Committee meeting or by formal, written consent. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of proposed individual grants is provided in advance of the Compensation Committee meeting and is included in the meeting minutes.

Annual Equity Incentive Grants

The Compensation Committee annually considers an equity incentive grant for certain of our key employees, including executives, in connection with its annual review of employee and executive compensation. At a Compensation Committee meeting, the Compensation Committee reviews a proposed plan for the granting of equity awards to executives and employees in connection with the annual equity incentive program. Typically, employee eligibility is based upon hire date with a required minimum of one year of service. Among the eligible employees, awards are allocated to employees based upon management's evaluation of employee performance and other business criteria.

The proposed plan for each year includes overall parameters of the plan and a pool of shares to be allocated under the plan. The Compensation Committee discusses the plan with management and then requests that management provide the Compensation Committee with a specific list of individual grants for employees consistent with the Compensation Committee's guidance. The Compensation Committee determines specific grants for executives. Management then prepares a list of individual grants for employees and executives and submits to the Compensation Committee the list of individual grants for employees and executives. The Compensation Committee reviews and, if appropriate, approves the list of individual grants at a Compensation Committee meeting. The actions taken at the meetings are documented in meeting minutes subsequently approved by the Compensation Committee. The list of individual grants is attached to the meeting minutes.

In 2010, the Compensation Committee changed the annual equity incentive grant date from August 15 of each year to March 15 of each year, or the next business day following March 15 if March 15 falls on a weekend or a holiday, for fiscal 2011 and going forward. This change was implemented because a March grant date is more aligned with the timing of the Board and the Compensation Committee's assessment of the Company's previous fiscal year as well as our employees' annual performance review cycle. However, for 2011, the Compensation Committee postponed the proposed March 15, 2011 annual equity incentive grant date until October 17, 2011 so that our President and Chief Executive Officer, who was hired on October 12, 2010, would have more time and be in a better position to advise upon such awards. However, except as discussed above, starting in fiscal 2012, the Company granted, and expects to continue to grant, annual equity incentive awards on

March 15th. The Compensation Committee retains the right to change the annual equity incentive grant date based on business events that might warrant using another date.

Promotion and Achievement Grants

From time to time, our management recommends to the Compensation Committee promotion or achievement grants to our employees or executives. The Compensation Committee must approve all promotion or achievement grants at Compensation Committee meetings. The actions taken at the meetings are documented in meeting minutes, including all stock option grants approved. Promotion and achievement grants typically have a grant date of the 15th day of the month following the Compensation Committee's approval of the grant, or the next business day if such 15th day of the month is a weekend or a holiday.

Performance Stock Grants

Under the 2007 Plan, the Compensation Committee has the authority to approve grants of performance-vested restricted shares, or performance shares, to our employees and executives. The Compensation Committee, in its sole discretion, may establish the metrics and the vesting schedule underlying such shares. To date, the Compensation Committee has only granted performance shares to certain executive officers. Such shares that were awarded in connection with the Company's performance in fiscal 2011 were subject to both performance- and time-vesting. For fiscal 2011, if the performance shares had become performance vested, the subsequent time-vesting schedule would have been the following: (a) 25% of the restricted shares vest on the date that the Company reports its financial results by which the performance metrics were determined and, subject to the executive's continued employment with the Company, an additional 25% of the restricted shares will vest on each of the second, third and fourth anniversaries of such executive's commencement date.

Any performance shares that do not vest based on the performance and time criteria are automatically forfeited and the shares of common stock underlying the forfeited performance shares will again become available for the grant of awards pursuant to the terms of the 2007 Plan.

General Vesting of Stock Options and Restricted Stock

Provided that an employee continues his or her employment with us, on the applicable vesting date, options will generally vest and become exercisable as follows: (i) 25% of the shares vest on the first anniversary of the grant date or the employee's commencement date (as defined in the applicable notice of grant of stock options and option agreement) and the remaining 75% of the shares vest in equal increments of 2.0833% monthly thereafter through the fourth anniversary of such date; and (ii) generally for restricted stock grants: 25% of the shares vest on the first anniversary of the grant date or the employee's commencement date and the remaining 75% vest in equal increments of 12.5% semi-annually through the fourth anniversary of such date.

Option grants to non-employee directors have the same vesting schedule as specified above subject to continued service on our Board.

For more disclosure relating to equity awards made in 2012 or outstanding equity awards granted to the Named Executive Officers, please see pages 36 to 39 and 48, respectively.

Termination

Options typically expire on the tenth anniversary of the grant date (or the fifth anniversary of the grant date, if the optionee owns more than 10% of our common stock), provided that if an employee's employment relationship with us terminates, the option termination date is determined based upon the reason for employment termination as follows: (i) death or total and permanent disability of optionee

(as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended)—180 days thereafter; or (ii) termination for any other reason—30 days thereafter under the 1997 Plan or 90 days thereafter under the 2007 Plan, unless otherwise extended.

Shares of restricted stock generally vest through the fourth anniversary of the grant date or the employee's commencement date, as applicable. If an employee's employment relationship with us terminates for any reason prior to the fourth anniversary of such date, then effective upon the cessation of his or her employment, the employee will automatically forfeit, without any action required on the part of the employee, all the unvested shares that the employee received under the award without the payment of any consideration by the Company. The forfeited shares of restricted stock revert back to the Company.

We have entered into agreements with certain executives providing for extended terms for stock option grants following the executive's termination, as described under "*Executive, Severance and Change of Control Benefits*" below.

Acceleration

Except as otherwise noted in an employment agreement, in the event of an acquisition of us, or an Acquisition, as defined in the 2007 Plan, our stock plan documents provide a pre-determined vesting schedule for such Awards.

Except as otherwise noted in an employment agreement, effective immediately prior to the occurrence of an Acquisition, the lesser of the number of then unvested shares subject to a stock option Award or 25% of the total number of shares subject to that stock option Award will become vested. In such event, the balance of the unvested shares subject to a stock option Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Except as otherwise noted in an employment agreement, effective immediately prior to the occurrence of an Acquisition, an additional 25% of the number of shares covered by the restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

Under our standard restricted stock agreement executed pursuant to a 2009 stock option exchange tender offer, under which eligible employees were offered the opportunity to surrender significantly "underwater" stock options in exchange for a lesser number of shares of restricted stock granted under the 2007 Plan, effective immediately prior to the occurrence of an Acquisition, an additional 33⅓% of the number of shares covered by such restricted stock Award will become vested and the remaining unvested shares subject to the restricted stock Award will continue to vest pursuant to the vesting schedule set forth in the Award. Additionally, the vesting schedule will be shortened by 12 months.

We have entered into agreements with certain executives providing for acceleration of the vesting of stock options and restricted stock upon a change of control as described under "*Executive, Severance and Change of Control Benefits*" below.

Executive, Severance and Change of Control Benefits

To attract and retain key executive officers, the Company has entered into executive agreements that include severance and change of control benefits. In the event, or threat, of a change of control transaction, these agreements reduce uncertainty and provide compensation for the significant levels of executive engagement and support required during an ownership transition that results in the termination of their employment. The severance agreements described in the "*Compensation Discussion and Analysis*" section generally provide that, upon termination of the executive officer's employment

without cause, the executive officer is entitled to severance payments and continued health plan premium payments. The severance agreements for our Named Executive Officers contain the following provisions:

<table>
<tr><th></th><th>Mr. Dolan</th><th>Mr. Castonguay</th><th>Mr. Abbott</th><th>Mr. Dillon</th><th>Dr. Laroia</th><th>Mr. Pastore</th></tr>
<tr><td colspan="7">Basic Severance Benefit</td></tr>
<tr><td>Severance Payment (Multiple of Base Salary and Target Bonus)</td><td>1.5x</td><td colspan="5">1.0x</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td>24 months for restricted stock and options</td><td colspan="2">12 months for restricted stock and options</td><td>100% for restricted stock and 12 months for options</td><td>18 months for restricted stock and options</td><td>100% for restricted stock and 12 months for options</td></tr>
<tr><td>Health Benefit Continuation</td><td>18 months</td><td colspan="5">12 months</td></tr>
<tr><td colspan="7">Change of Control(1) Severance Benefit</td></tr>
<tr><td>Severance Payment (Multiple of Base Salary and Target Bonus)</td><td>2.0x</td><td>1.5x</td><td colspan="2">1.0x</td><td>1.5x</td><td>1.0x</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td colspan="3">100%</td><td>100% for restricted stock and 12 months for options</td><td>100%</td><td>100% for restricted stock and 12 months for options</td></tr>
<tr><td>Health Benefit Continuation</td><td>18 months</td><td colspan="5">12 months</td></tr>
<tr><td colspan="7">Other Agreement Provisions</td></tr>
<tr><td>Non-Compete(2)</td><td colspan="6">1 year</td></tr>
<tr><td>Non-Solicitation(3)</td><td colspan="6">1 year</td></tr>
<tr><td>Non-Disclosure(4)</td><td colspan="6">Indefinitely</td></tr>
</table>

(1) "Change of Control" or "Acquisition," as used in each of the employment agreements signed by the Named Executive Officers, means, in summary: (i) an acquisition of 50 percent or more of either the then-outstanding shares of common stock or the combined voting power of the then-outstanding voting securities excluding certain specified acquisitions; (ii) a change in the composition of the Board such that the individuals who constitute the Board at that point in time cease to constitute a majority of the Board; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of shares or assets of another Company excluding certain specified transactions; or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(2) Each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from performing any acts that advance the interests of any existing or prospective competitors of the Company during the period specified in the agreement.

(3) Each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from soliciting employees to terminate their relationship with the Company.

(4) Each of the employment agreements signed by the Named Executive Officers contains a provision that restricts the executive from disclosing confidential information as defined in the agreement.

Additionally, in 2008, the Compensation Committee approved a severance and retention program and agreement for certain executive officers, including our Senior Vice President of Global Sales and

our former Senior Vice President and Chief Financial Officer. The Compensation Committee considered the value of services provided by such officers and their unique capabilities. The Compensation Committee engaged an executive compensation consultant, the Wilson Group, and the Compensation Committee developed a compensation package and terms for such officers. The Compensation Committee concluded it was in our best interests to provide a retention package with incentives based on performance and appreciation of stock value. Our former Senior Vice President and Chief Financial Officer and certain other key employees (each an "Executive") entered into an Executive Severance and Arbitration Agreement with us in October 2008.

The severance program and agreement provide for post-termination benefits in the event an Executive's employment is terminated by us without Cause (as defined in their respective agreements) or is terminated by the Executive for Good Reason (as defined in their respective agreements). The post-termination benefits include: (1) a lump sum payment equal to the Executive's annual base salary and target bonus; (2) continuation of payment of our share of benefits for 12 months; (3) payment of unreimbursed expenses and any accrued but unused vacation pay; (4) 12-months forward vesting of unvested options; and (5) complete vesting of unvested restricted stock. Pursuant to the program and agreement, we granted each Executive certain restricted shares of our common stock, or Restricted Stock, under the 2007 Plan, subject to the terms of the 2007 Plan and our restricted stock agreement, which Restricted Stock vested 25% on September 15, 2009, 25% on September 15, 2010 and 50% on September 15, 2011, subject to continued employment by the Executive. Each Executive was also eligible to receive additional Restricted Stock, or Performance Stock, upon the achievement of certain performance metrics for the 2010, 2011 and 2012 fiscal years, as determined by the Compensation Committee. If the performance metrics had been achieved, the Executive would have been granted one-third of such Performance Stock, and such Performance Stock would have been fully vested on the date of grant. The performance metrics were not met in 2011, however, as they were tied to the Company's corporate metrics, and therefore, no Performance Stock was issued to Mr. Dillon for the fiscal 2011 year. The last one-third of the Performance Stock may be issued to Mr. Dillon if the performance metrics set by the Board for fiscal 2012 are met. In the event of a change in control (as defined in their respective agreements), 100% of all Restricted Stock granted to an Executive shall accelerate and become fully vested and any and all restrictions on such Restricted Stock shall be terminated.

The number of shares granted, or eligible for granting, as applicable, to each Executive under the severance and retention program is set forth as follows:

Name	Current Title	Restricted Stock	Performance Stock
Matthew Dillon	Senior Vice President, Global Services	133,000	66,000
Wayne Pastore	Former Senior Vice President and Chief Financial Officer	26,667	13,333

Mr. Pastore resigned as Senior Vice President and Chief Financial Officer, effective August 25, 2011. In connection with his resignation and pursuant to the terms of his October 2008 Executive Severance and Arbitration Agreement, Mr. Pastore was entitled to receive, and did receive, the following severance and related post-termination benefits: (i) a lump sum payment of $456,000, which was equal to the sum of his then annual base salary and his then target annual bonus, less applicable state and federal withholdings; (ii) approximately $15,000, representing continuation of payment of the Company's share of medical, dental and vision insurance premiums for him and his dependents for the 12-month period following the termination of his employment; (iii) accelerated vesting of 75,000 options to purchase the Company's common stock, all of which had exercise prices that were higher than $2.27 per share, the closing price of the Company's common stock on the date the vesting was accelerated; and (iv) accelerated vesting of 107,083 shares of restricted stock, which had a total intrinsic value of approximately $260,000 on the date the vesting was accelerated.

POTENTIAL PAYMENTS UPON TERMINATION OR UPON CHANGE IN CONTROL

The table below shows potential payments to the Named Executive Officers with severance or change in control arrangements upon termination or upon a change in control of our Company. The amounts shown assume that termination and/or change in control was effective as of December 31, 2011, the last day of our fiscal year, and are estimates of the amounts that would have been paid to or realized by the Named Executives Officers upon such a termination or change in control. The actual amounts to be paid or realized can only be determined at the time of a Named Executive Officer's termination or following a change in control.

	Termination without Cause or for Good Reason(1)	Change in Control: Stock Options Assumed or Substituted by Acquiring Company(2)	Change in Control: Stock Options Not Assumed or Substituted by Acquiring Company(3)	Termination without Cause or for Good Reason following Change in Control
Raymond P. Dolan				
Cash Severance	$1,500,000	$ —	$ —	$2,000,000
Stock Options(4)	—	—	—	—
Stock Awards(5)	—	—	—	—
Health Benefits	24,098	—	—	24,098
	$1,524,098	$ —	$ —	$2,024,098
Maurice Castonguay				
Cash Severance	$ 456,000	$ —	$ —	$ 684,000
Stock Options(4)	3,333	5,000	5,000	3,333
Stock Awards(6)	—	—	—	—
Health Benefits	16,065	—	—	16,065
	$ 475,398	$ 5,000	$ 5,000	$ 703,398
Rajiv Laroia				
Cash Severance	$ 750,000	$ —	$ —	$1,125,000
Stock Options(4)	—	—	—	—
Stock Awards(7)	—	—	—	—
Health Benefits	16,065	—	—	16,065
	$ 766,065	$ —	$ —	$1,141,065
Todd Abbott				
Cash Severance	$ 555,000	$ —	$ —	$ 555,000
Stock Options(4)	—	—	—	—
Stock Awards(8)	—	—	—	—
Health Benefits	16,065	—	—	16,065
	$ 571,065	$ —	$ —	$ 571,065
Matthew Dillon				
Cash Severance	$ 376,200	$ —	$ —	$ 376,200
Stock Options(4)	7,000	24,000	24,000	7,000
Stock Awards(9)	—	—	—	—
Health Benefits	16,065	—	—	16,065
	$ 399,265	$24,000	$24,000	$ 399,265

(1) Assumes employment termination without a change in control. "Change of Control" or "Acquisition," as used in each of the employment agreements or executive severance and

arbitration agreement, as applicable, signed by the Named Executive Officers, means, in summary: (i) an acquisition of 50 percent or more of either the then-outstanding shares of common stock or the combined voting power of the then-outstanding voting securities excluding certain specified acquisitions; (ii) a change in the composition of the Board such that the individuals who constitute the Board at that point in time cease to constitute a majority of the Board; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of shares or assets of another Company excluding certain specified transactions; or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(2) If an acquiring company assumes or substitutes the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in vesting by 12 months upon the closing of such acquisition. In addition, 25% of the unvested shares of restricted stock shall become vested. However, under the agreements between us and each of Mr. Dolan, Mr. Castonguay, Dr. Laroia, Mr. Abbott and Mr. Dillon, upon acquisition, 100% of the unvested shares of restricted stock would become vested.

(3) If an acquiring company does not assume or substitute the stock options, under Sonus' stock incentive plans the number of shares subject to the option that are not then vested shall accelerate in full and become immediately exercisable upon the closing of such acquisition. In addition, 25% of the shares of unvested restricted stock shall become vested. However, under the agreements between us and each of Mr. Dolan, Mr. Castonguay, Dr. Laroia, Mr. Abbott and Mr. Dillon, upon acquisition, 100% of the unvested shares of restricted stock would become vested.

(4) With the exception of certain stock options held by Mr. Castonguay and Mr. Dillon, stock options held by each of our Named Executive Officers were out of the money on December 31, 2011. Accordingly, with the exception of the certain stock options held by Mr. Castonguay and Mr. Dillon, there would be no gain realized at December 31, 2011 related to the accelerated vesting of their stock options.

(5) Under Mr. Dolan's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. However, since the performance conditions had not been satisfied as of the end of the performance period, there would be no amounts realized.

(6) Under Mr. Castonguay's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. Since the performance period for this award is January 1, 2012 through December 31, 2012, for purposes of the calculations in the table above, the assumption is that such acquisition would occur on December 31, 2011, one day prior to the start of the performance period. Accordingly, the vesting of any of these shares would not accelerate and there would be no amounts realized.

(7) Under Dr. Laroia's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. However, since the performance conditions had not been satisfied as of the end of the performance period, and accordingly, there would be no amounts realized.

(8) Under Mr. Abbott's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. However, since the performance conditions had not been satisfied as of the end of the performance period, there would be no amounts realized.

(9) Under Mr. Dillon's agreement, in the event of an acquisition, 50% of the shares to which he is entitled would vest immediately if such acquisition occurs during the performance period. However, since the performance conditions for Mr. Dillon's 22,000 shares with a performance period of January 1, 2011 through December 31, 2011 had not been satisfied as of the end of the performance period, there would be no amounts realized. Mr. Dillon has three separate

performance-based awards for which the performance period is January 1, 2012 through December 31, 2012. For purposes of the calculations in the table above, the assumption is that such acquisition would occur on December 31, 2011, one day prior to the start of the performance period. Accordingly, the vesting of any of these shares would not accelerate and there would be no amounts realized.

DIRECTOR COMPENSATION

Our President and Chief Executive Officer, the one member of our Board who is an employee and officer of Sonus, receives no compensation for his service as a director. Effective January 1, 2010, non-employee directors of our Board received cash compensation as follows:

Description of Board and Committee Service	Board Member Annual Fee
Board Membership	$25,000
Audit Committee Membership	$ 7,500
Other Committee Membership(1)	$ 3,750
Non-Executive Chairman of the Board(2)	$15,000
Audit Committee Chair(2)	$12,500
Compensation Committee Chair(2)	$ 5,000
Nominating and Corporate Governance Committee Chair(2)	$ 2,500

(1) "Other Committee" includes the Compensation Committee, the Nominating and Corporate Governance Committee and the Corporate Development and Investment Committee.

(2) Compensation for service as Chair is in addition to compensation for Board/committee membership.

Directors also are eligible to be reimbursed for reasonable out-of pocket expenses incurred in connection with attendance at our Board or committee meetings.

For 2011, non-employee directors of the Board are entitled to equity compensation as follows:

Type of Grant	Number of Shares of Common Stock Underlying Options	Number of Shares of Restricted Stock
Initial Grant	50,000(1)	—
Annual Grant	20,000(1)	5,000(2)

(1) Option grants are subject to four-year vesting under the Company's 2007 Stock Incentive Plan, as amended.

(2) Annual grants of restricted stock will vest on the earlier of (i) immediately prior to the Company's annual meeting of stockholders for the following calendar year or (ii) one year from the date of grant.

The following table contains information on compensation earned by each non-employee member of our Board during 2011:

2011 Director Compensation

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
James K. Brewington	$32,500	$13,050	$28,252	$73,802
John P. Cunningham	$42,500	$13,050	$28,252	$83,802
Beatriz V. Infante	$32,500	$13,050	$28,252	$73,802
Howard E. Janzen	$51,250	$13,050	$28,252	$92,552
John A. Schofield	$38,750	$13,050	$28,252	$80,052
Scott E. Shubert	$42,500	$13,050	$28,252	$83,802
Paul J. Severino(1)	$16,875	$ —	$ —	$16,875
H. Brian Thompson	$35,000	$13,050	$28,252	$76,302

(1) Mr. Severino retired from the Board, effective immediately prior to the 2011 annual meeting of stockholders, which was held on June 2, 2011.

(2) The amounts in this column do not reflect compensation actually received by the director. Instead the amounts reflect the grant date fair value of 2011 awards of restricted stock, as calculated in accordance with *Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation*, or ASC 718. The grant date fair values of restricted stock awards granted to our directors are equal to the closing price of our common stock on the date of grant.

(3) The amounts in this column do not reflect compensation actually received by the director. Instead, the amounts reflect the grant date fair value of 2011 awards, as calculated in accordance with ASC 718. The grant date fair values of options to purchase common stock granted to our non-employee directors in 2011 were estimated using the Black-Scholes valuation model with the following assumptions:

Risk-free interest rate	0.95%
Expected dividends	—
Weighted average volatility	68.3%
Expected life (years)	4.5

For further discussion regarding the assumptions used in calculating the amounts in this column, please see Note 14 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

At December 31, 2011, our non-employee directors held the following aggregate number of outstanding stock options: Mr. Brewington, 90,000 (of which 40,000 have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); Mr. Cunningham, 150,000 (all of which have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); Ms. Infante, 90,000 (all of which have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); Mr. Janzen, 130,000 (all of which have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); Mr. Schofield, 77,500 (of which 40,000 have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); Mr. Schubert, 90,000 (of which 40,000 have exercise prices above $2.40, the closing price of our common stock on December 31, 2011); and Mr. Thompson, 165,000 (all of which have exercise prices above $2.40, the closing price of our common stock on December 31, 2011).

TRANSACTIONS WITH RELATED PERSONS

Our Board has adopted a written related party transaction policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the SEC. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who, in consultation with our Chief Executive Officer, will determine whether the contemplated transaction or arrangement requires the approval or ratification of the Audit Committee, the Compensation Committee (in the case of compensation of executive officers), both or neither.

Other than the compensation arrangements described elsewhere in this Proxy Statement, since January 1, 2011, there has not been, and there is not currently proposed, any transaction or series of similar transactions (i) to which we were or will be a participant, (ii) in which the amount involved exceeded or will exceed $120,000 (or, where the amount is less than $120,000, that was not entered into in the ordinary course of business on an arms-length basis), and (iii) in which any director, executive officer or a holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and subsequent changes in that ownership with the SEC. Based solely on a review of the copies of reports furnished to us and the written representations of our directors and executive officers, we believe that during the year ended December 31, 2011, our directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements, except that Todd Abbott made a late Form 3 filing reporting his Initial Statement of Beneficial Ownership (a Form 3 was required to be filed upon his appointment as the Company's Senior Vice President of Worldwide Sales and Marketing) and one late Form 4 filing with respect to two transactions (a Form 4 was required to be filed in connection with his new hire grants of stock options and performance stock).

STOCKHOLDER PROPOSALS FOR INCLUSION IN 2013 PROXY STATEMENT

To be considered for inclusion in the proxy statement relating to our annual meeting of stockholders to be held in 2013, stockholder proposals must be received at our principal executive offices no later than December 11, 2012, which is not less than 120 calendar days before the date of our proxy statement released to our stockholders in connection with the prior year's annual meeting of stockholders, and must otherwise comply with the rules promulgated by the SEC. If the date of next year's annual meeting is changed by more than 30 days from the anniversary date of this year's annual meeting on May 23, 2012, then the deadline is a reasonable time before we begin to print and mail proxy materials.

STOCKHOLDER PROPOSALS FOR PRESENTATION AT 2013 ANNUAL MEETING

According to our by-laws, we must receive other proposals of stockholders (including director nominations) intended to be presented at the 2013 annual meeting of stockholders but not included in the proxy statement by the close of business on February 22, 2013, but not before January 23, 2013, which is not later than the ninetieth (90th) day nor earlier than the one hundred twentieth (120th) day prior to the first anniversary of the date of the 2012 annual meeting of stockholders. Such proposals must be delivered to the Secretary of the Company at our principal executive office. However, in the event the 2013 annual meeting of stockholders is scheduled to be held on a date before April 23, 2013, or after August 1, 2013, which are dates 30 days before or 70 days after the first anniversary of our 2012 annual meeting of stockholders, then your notice must be received by us at our principal executive

office not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day before the scheduled date of such annual meeting or the 10th day after the day on which we first make a public announcement of the date of such annual meeting. Any proposals that are not made in accordance with the above standards may not be presented at the 2013 annual meeting of stockholders.

STOCKHOLDERS SHARING THE SAME ADDRESS

We have adopted a procedure called "householding." Under this procedure, we are delivering only one copy of the annual report and Proxy Statement to multiple stockholders who share the same address and have the same last name, unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards.

We will deliver promptly upon written or oral request a separate copy of the annual report and the Proxy Statement to any stockholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the annual report or Proxy Statement, please submit your request to Broadridge Financial Solutions by calling 1-800-579-1639 or by following the instructions on your notice of Internet availability of proxy materials to request delivery of paper copies through the Internet or by e-mail, or in writing addressed to Sonus Networks, Inc., 4 Technology Park Drive, Westford, MA 01886 Attn: Investor Relations.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the annual report or Proxy Statement in the future, please contact Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, tel. 800-542-1061. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of our annual report and Proxy Statement who wish to receive only one copy of these materials per household in the future please contact Broadridge Householding Department at the contact information listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 24, 2012, is being delivered to stockholders in connection with this proxy solicitation. With the payment of an appropriate processing fee, we will provide copies of the exhibits to our Annual Report on Form 10-K. Please address all such requests to the Investor Relations department at our principal executive offices at 4 Technology Park Drive, Westford, MA 01886.

OTHER MATTERS

Our Board knows of no other matters to be submitted at the meeting and the deadline under our by-laws for submission of matters by stockholders has passed. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our Board may recommend.

We will pay the costs of soliciting proxies from stockholders. We have not engaged any third party as our proxy solicitor to help us solicit proxies from brokers, bank and other nominees. In addition to soliciting proxies by mail, telephone and via the Internet, our directors, executive officers and regular employees may solicit proxies, either personally or by other electronic means, on our behalf, without additional compensation, other than the time expended and communications charges in making such solicitations. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

By Order of the Board of Directors,

Maurice Castonguay
Senior Vice President and Chief Financial Officer

Westford, Massachusetts
April 5, 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34115

SONUS NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	**04-3387074**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Technology Park Drive, Westford, Massachusetts 01886
(Address of principal executive offices, including zip code)

(978) 614-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $582,879,000 based on the closing price for the Common Stock on the NASDAQ Global Select Market on June 30, 2011. As of February 15, 2012, there were 279,326,161 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

SONUS NETWORKS, INC.
FORM 10-K
YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations and plans for future product development and manufacturing are forward-looking statements. Without limiting the foregoing, the words "anticipates", "believes", "could", "estimates", "expects", "intends", "may", "plans", "seeks" and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in these forward-looking statements are discussed in Item 1A., "Risk Factors" of Part I and Items 7 and 7A., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk," respectively, of Part II of this Annual Report on Form 10-K. Also, any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

References in this Annual Report on Form 10-K to "Sonus," "Sonus Networks," "Company," "we," "us" and "our" are to Sonus Networks, Inc. and its subsidiaries, collectively, unless the context requires otherwise.

PART I

Item 1. Business

Overview

We are a leading provider of voice and multimedia infrastructure solutions, including session border control, Voice over Internet Protocol, or VoIP, access and VoIP media gateway solutions for service providers and enterprises. Our infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP (internet protocol) networks while allowing our customers to manage the flows of such sessions in their networks using business policies.

One of the first companies to leverage SIP (session initiation protocol) and IP as the mechanism to carry voice traffic, we have helped over 150 wireline and wireless service providers in over 50 countries to create and deliver value with their deployed networks. Our customer list includes some of the world's largest multimedia service providers including AT&T, Belgacom ICS, BT Group, CenturyLink (and Qwest), CITIC 1616, COLT, Interroute, KDDI, Level 3 (and Global Crossing), Orange (formerly France Telecom), Softbank Corporation, TalkTalk (formerly Carphone Warehouse), Tata Communications, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

We deliver value to our customers through our flexible and distributed architecture. Our customers interoperate and peer with other service providers or large enterprises using either TDM (time division multiplexing), also known as circuit-switched telephony, or IP technology. Our products allow our customers to manage their network borders (or peering points) using either our GSX or NBS (network border switch) products to secure the borders, perform signaling interworking and media transcoding, and apply routing decisions. Our centralized policy and routing engine, or PSX, then manages the entire set of our GSX and NBS elements along a network's border, and provides a centralized view of the network. Business policies from the customer are transformed into routing and control decisions at these peering points, which secure the network from unwanted traffic and route the desired traffic efficiently while preserving quality of service and gathering data necessary for billing and accounting. Our VoIP Access solutions include the ASX Feature Server, which delivers residential Class 5 ("last mile," or exchanges to which subscriber and end-user telephone lines connect) and business VoIP, telephony to both TDM and IP devices for residential and enterprise subscribers in a geo-redundant architecture. The ASX solution can be delivered as a cloud-based VoIP service to end users anywhere in a secure and resilient manner. Our solution is ideal for companies wishing to create or take advantage of a number of service models including: PBX (private branch exchange)-to-Cloud migration, cloud/hosted, distributed, hybrid-hosted and/or managed IP telephony.

Our solutions help customers migrate their networks from TDM networks to all-IP networks. Our NBS9000 session border controller can operate in a hybrid environment, carrying both TDM-to-IP sessions and IP-to-IP sessions in the same platform, while managing and controlling traffic in a seamless way. Our NBS5200 session border controller operates in a pure-IP environment and is designed to operate at high performance without compromising on security or features. Both platforms support IPv6 (Internet Protocol version 6, which is designed to succeed Internet Protocol version 4, or IPv4) and are built to work within an IMS (IP Multimedia Subsystem) architecture.

Our target customers comprise both service providers and enterprises. Customers and prospective customers in the service provider space are traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. Enterprise customers and target enterprise customers include financial institutions, retailers, state and local governments, and other multinational corporations. We collaborate with our customers to identify and develop new advanced services and applications that may help to reduce costs, improve productivity and generate new revenue.

We sell our products principally through a direct sales force in the United States, Europe, Asia-Pacific and the Middle East. We continue to expand our presence into new geographies and markets through our relationships with regional channel partners. We are in the process of establishing an indirect sales channel in order to address a larger share of the enterprise customer segment.

Industry Background

Deregulation of the telephone industry in the United States accelerated with the passage of the Telecommunications Act of 1996. The barriers that once restricted service providers to a specific geography or service offering, such as local or long-distance services, have been largely eliminated. The migration to IP-based last-mile technologies reduces the capital investments required to provide services over large geographies. The opportunity created by accessibility to the telephone services market has encouraged new participants to enter this market and incumbent service providers to expand into additional markets, both domestic and international.

Competition between new providers and incumbents is driving down service prices. With limited ability to reduce the cost structure of the public telephone network, profit margins for traditional telephone services have declined. In response, service providers are seeking new, creative and

differentiated services as a means to increase revenues and reduce costs. The first wave of service differentiation, typified by triple-play bundling of voice, Internet and television, is now commonplace. Rapid adoption of Internet and broadband connectivity over the IP network has left service providers seeking more advanced solutions in broadband wireline-wireless converged services, video transport and services as well as innovative application of business policies over the traffic flows within a service provider's network.

We deliver the next two waves of differentiation for service providers. The first is the transformation of networks from TDM to all-IP at a pace that the customers are willing to adopt. This lowers the overall cost structure for transporting voice and data and helps the service providers to be more competitive in the market. The next level of differentiation comes in giving service providers fine-grained control over how IP sessions flow through their network, and applying business rules and policies to increase their return on investment on the network infrastructure. In addition, significant opportunities exist in combining traditional voice services with Internet or web-based services in a manner that allows the service provider to deliver and monetize powerful, high-margin experiences in partnership with over-the-top providers, large enterprises, and their peers around the world.

The transition of the public telecommunications network to an all-IP network is a complex and gradual process and is happening on several fronts, including the following: service providers are deploying VoIP to add capacity; they are retiring legacy equipment where the operational expense savings justify the investment in new IP technology; and they are utilizing SIP connectivity to directly reach their consumer and business customers to offer new and innovative services. As a result, service providers are typically operating hybrid networks that have a mix of old and new equipment. Issues like security, call control and quality of service now must be addressed over a converged IP connection that carries not just data, but also voice and multimedia. This has opened up a new world of opportunity, both to the existing telecommunications providers and the traditional data networking providers to provide efficient management of traffic flows and new services in this converged IP network, as well as multi-tenant, highly-scalable communication applications.

Enterprises and businesses of all sizes are responding to a number of key technology and social trends. The first is the cost-effective but robust delivery of applications from the cloud. As enterprises move toward hosted or cloud-based purchase models along with managed services or any combination thereof, service providers will be able to leverage their IP infrastructure and deliver applications from the cloud to enterprises. Telephony, video, IVR (interactive voice response) and recording are just a few examples of applications that are beginning to be delivered in this manner. The second key trend affecting both enterprises and service providers is the demand by users for increased communication modalities such as IM (instant messaging), SMS (short message service), video and web-sharing. These diverse communication tools must be unified so that businesses can communicate effectively and seamlessly. The third trend is to enable "bring your own device," or BYOD, network capabilities, allowing users to use their personal digital devices (such as PCs, tablets and smartphones) on enterprise networks. The shift in communication devices demands that the underlying communications infrastructure become even more reliable, scalable and flexible. Finally, businesses continue to decrease both capital and operational expenses wherever possible. These trends, combined with the accelerated adoption of Session Initiation Protocol, or SIP, underscore the opportunity for Sonus to leverage our network intelligence and product scalability, helping enterprises and service providers securely and cost-effectively manage their cloud-based communication and collaborative applications.

Network Requirements and the Sonus Solutions

Users demand high levels of quality and reliability from the public telephone network, while service providers require a cost-efficient network that enables the latest revenue-generating services. We develop, market and sell a comprehensive suite of voice and data communications infrastructure products, which are designed to effectively set-up, route, and securely manage the multitude of sessions

traversing a service provider's network at any given time. We also sell a voice application that leverages this suite of infrastructure components to enable service providers to build cloud-based VoIP offerings. Our solutions are designed to scale to meet the security and performance needs of the largest packet networks and are compliant with the latest industry standards and best practices. Our solutions meet the following requirements:

Carrier-class performance. Service providers operate complex, mission-critical networks. Our products are designed to offer the highest levels of quality, reliability and interoperability, including:

- full redundancy, designed for 5-nine's (99.999%) availability;
- multi-tenant, geo-redundant Class 5 voice application capabilities;
- quality of service equal or superior to today's circuit-switched network;
- system hardware designed to comply with NEBS (Network Equipment Building System) standards Level 3;
- interworking between the numerous signaling and media formats existing worldwide; and
- sophisticated security, network monitoring and analytics capabilities.

Scalability and density. Carrier infrastructure solutions face challenging scalability requirements. Service providers' central offices typically support tens or even hundreds of thousands of simultaneous sessions. To be economically attractive, modern infrastructure must compare favorably with existing networks in terms of performance, cost per port, space occupation, power consumption and cooling requirements. Our solution scales to build packet-based switch configurations that cost-effectively support a few hundred to hundreds of thousands of simultaneous calls. In addition, the capital cost of our equipment is typically lower than that of traditional circuit-switched equipment. At the same time, our equipment offers unparalleled density, requires significantly less space, power and cooling than that needed by typical circuit-switching implementations and is therefore much more environmentally-friendly.

Compatibility with standards and existing infrastructure. New infrastructure equipment and software must often sustain the full range of telephone network standards. It must also support data networking protocols as well as telephony protocols. Infrastructure solutions must integrate seamlessly with the service providers' existing operations support systems. Our products are therefore designed to be compatible with applicable voice and data networking standards and interfaces, including:

- SS7 and other telephony signaling protocols, including numerous country variants, number translations and intelligent services routing;
- call signaling standards such as SIP and its variants, BICC, MGCP, H.323 and Diameter;
- Narrowband and Wideband media encoding/decoding formats and standards such as G.711 and G.722;
- all bearer interfaces over both packet and circuit based bearers such as TDM, Optical and Ethernet;
- management and accounting interfaces such as Radius, Diameter, SNMP and AMA; and
- interoperability with standard SIP endpoints and IADs (integrated access devices), voicemail and media servers.

Our solution is designed to interface with legacy circuit-switching equipment and transparently bridge the gap to new technologies, such as IPv6 based packet networks, and maximize revenue from existing assets.

Security. IP-voice security is as important for a service provider's network as the services it provides. Various standards bodies, such as ISO 27001, ITU, ANSI and NIST, and industry consortia, such as 3GPP and ETSI, have development frameworks and guidelines for securing IP and IP-voice networks. As carriers extend the network edge via IP, security is critical to provide manageable, predictable services at peering points between service providers while maintaining the integrity and privacy of subscriber information. We address security on three dimensions: security and access control at the network border (peering or access), security and integrity of the network border element itself, and security of all of our network elements (media gateways, route servers, etc.) and their inter-element communications. Based on these three areas, we have developed an overall VoIP security threat model and mitigation architecture that provides a holistic approach to total network security. This threat model guides our overall product development and solution delivery.

Simple and rapid installation, deployment and support. Infrastructure solutions must be easy to install, deploy, configure and manage. Our equipment and software can be installed and placed in service by our customers more quickly than circuit-switched equipment. By offering comprehensive testing, configuration and management software, we expedite the deployment process as well as the ongoing management and operation of our products. We believe that typical installations of our solution require only weeks from product arrival to final testing, thereby reducing the cost of deployment and the time to market for new services.

Our Products

Sonus GSX9000 Open Services Switch and Sonus GSX4000 Open Services Switch

The Sonus GSX9000 Open Services Switch, or GSX9000, enables voice traffic to be transported over packet networks by converting any type of voice signal into IP packets and transmitting those IP packets over a data network. It then converts whatever type of signal is necessary to be deposited back onto non-IP networks to be delivered to its intended destination. The GSX9000 is designed to deliver voice quality that is equal or superior to that of the legacy circuit-switched public network. Further, it supports multiple voice encoding schemes used in circuit switches and delivers a number of other voice compression algorithms. The GSX9000 minimizes delay, further enhancing perceived voice quality, and scales to very large configurations required by major service providers. A single GSX9000 shelf can support up to 22,000 simultaneous calls, while a single GSX9000 in a multiple-shelf configuration can support 100,000 or more simultaneous calls. The GSX9000 also operates with our PSX Policy & Routing Server and with softswitches and network products offered by other vendors. The Sonus GSX4000 Open Services Switch, or GSX4000, allows service providers and enterprises to realize the benefits of the GSX9000 in a smaller form factor.

Sonus NBS9000 Network Border Switch

With the adoption of IP-based networks and industry convergence around IMS architectures, the ability to securely interconnect IP peering partners, business enterprises and individual voice customers has become critical. Offered as an upgrade on the GSX9000 platform, the Sonus NBS9000 Network Border Switch, or NBS9000, permits service providers to gradually transform their TDM networks to IP by permitting both TDM-to-IP and IP-to-IP session management capability on the same platform and provides the potential for significant cost savings. The NBS9000 provides a robust suite of security features, including traffic policing. Supporting session border control (SBC) configurations for both peering and access, the NBS9000 allows operators to satisfy their security, session border control and media services requirements within an integrated and easily managed system. The integrated media services include media transcoding, recorded tones and announcements and support for data (modem) and fax relay or interworking. Combined with the Sonus PSX Policy & Routing Server, the NBS9000 leverages the same policy-based packet switching features that drive Sonus IP-based networks around

the world. The NBS9000 also includes full access to our centralized routing, network voice features and management/provisioning tools.

Sonus PSX Policy & Routing Server

The Sonus PSX Policy & Routing Server, or PSX, is a primary element of a Sonus distributed deployment that consists of multiple GSX and NBS-based elements deployed at various peering points in a service provider network, along with a centralized PSX that includes the database determining how sessions get routed over the service provider network. The PSX plays an integral role in all of our network deployments and translates business policies into actual call control, routing and service selection decisions. The PSX acts as a central control point in a large Sonus network, permitting significant operational savings for our customers.

The PSX is based upon a modular architecture that is designed for high performance and scalability, as well as interoperability with third-party gateways, devices and services. It supports a broad set of features that routes traffic to minimize cost and delays. It interfaces with third-party databases maintained by numbering authorities to determine where a session needs to be routed. When there is a need to query a traditional database over the SS7 network, an SGX (signaling gateway) component is deployed in conjunction with the PSX. The PSX is an all-IP component and can perform most IP-based database lookups natively.

Sonus NBS5200 Network Border Switch

The Sonus NBS5200 Network Border Switch, or NBS5200, is the first product built on our next-generation ConnexIP platform. The NBS5200 complements our NBS9000 as part of our SBC solutions portfolio and provides SBC functionality, including media interworking, advanced routing and policy engine, and multi-access security gateway functionality. The ConnexIP platform is a platform for connecting, managing and securing IP session-based communications and represents a key element in our strategy to bring industry-leading performance and carrier-grade reliability to the session management market, and represents a new foundation for the next generation of our IP-based products. The NBS5200 includes local Sonus PSX server functionality for advanced routing in standalone mode or can be configured to access a centralized PSX or third-party softswitch.

Sonus ASX Call Feature Server

The Sonus ASX Call Feature Server, or ASX, functionality for residential and enterprise subscribers to offer residential Class 5 and business VoIP call features to both legacy TDM and IP devices in a geo-redundant architecture. The ASX is a call agent that handles call setup and both basic and advanced call features. The ASX provides local area calling features for residential and enterprise markets and regulatory features such as emergency services and lawful intercept. The ASX allows the same features to run over various transport technologies, including analog lines, Ethernet, voice over DSL, voice over cable, fixed wireless and LTE infrastructure. This flexibility enables a multitude of applications, such as residential access, cable access and business services, and new features available only on packet-based networks, such as unified messaging, multimedia conferencing and desktop integration. The Sonus ASX integrates with a variety of third-party desk phones, conference phones and IADs and enables TDM devices to connect to SIP networks. In addition, it supports a variety of voice mail, media server and other third party components.

Sonus Network Analytics Suite

The Network Analytics Suite of performance management products delivers advanced collection, monitoring, reporting and notification of performance metrics to help lower operational costs and maximize network performance. The suite is comprised of three products—NetScore Network

Performance Analysis Tool, or NetScore; NetAssure Voice Quality Monitoring Tool, or NetAssure; and NetEng Network Audit and Visualization Engine, or NetEng. NetScore provides a real-time assessment of the state of a service provider's network, including quality of service, call delay, network effectiveness, congestion and efficiency, and allows network operators to analyze real-time and historic trends, aggregate data by trunk group or gateway, or monitor specific events. NetAssure is designed to deliver end-to-end service quality assurance for Sonus IP networks through active call monitoring and advanced analytics, then presenting this information through detailed visual reports and real-time alarms, so network operators can understand how well the network is delivering services and systematically isolate any quality degradations that may occur. NetEng provides visibility into the performance and capacity levels of our networks by collecting, analyzing and aggregating historical data from each network element and presenting the information through a visualization and reporting tool, providing a comprehensive reporting platform for on-demand network audits, capacity planning, forecasting, trending analysis and standardized element configuration. The products are available as individually licensed software packages or bundled with our comprehensive Professional Services offering.

The Sonus VoiceSentry system is an application-aware security system that protects voice networks against Telephony Denial of Service or TDoS, and other malicious attacks. The VoiceSentry system monitors voice traffic (both TDM and SIP) in real time to identify suspicious, malicious and machine-generated calls, then allows the network management team to take appropriate, real-time defensive actions.

Sonus Global Services and Sonus Professional Services

Sonus Global Services offers professional consulting and services that support our industry-leading IP communications solutions. Through a wide range of service offerings, our consultants provide the skill and expertise to help wireline, wireless and cable operators transform their communications networks, from network engineering and design through network integration and commissioning to network operations. In addition to end-to-end design, integration and deployment solutions, our Global Services team offers customized engagements, training workshops, interoperability/verification testing and around-the-clock technical support worldwide.

Sonus Professional Services deliver an end-to-end solution through service engagements that include program management, network deployment design, softswitch and subscriber database design, network verification, network audit services, service management solutions, custom application and adaptor development, OSS and API integration, engineering, furnishing and installation, migration services, resident engineers, upgrade services, managed services and other services.

The Sonus Professional Services organization offers our customers:

- experience in deploying large-scale integrated solutions;
- a full-service portfolio including consulting, integration, deployment, migration and operation support services;
- global reach through our worldwide service organization and partner presence in all major global markets;
- program managers who use a disciplined methodology for all deployment and integration projects; and
- consistent execution in the design, deployment and support of the world's largest and most advanced networks

In addition to our standard Sonus Professional Services engagements, Sonus Global Services offers customized engagements and workshops, training classes and, for our maintenance plan customers,

ongoing support through our online knowledge center, technical document library and 24-hour telephone support from our worldwide technical assistance centers located in Westford, Massachusetts, Tokyo, Japan and Prague, Czech Republic. We also have customer test and support centers located in Richardson, Texas and Bangalore, India.

These service offerings accelerate our customers' return on investment, optimize their operational capability, enhance network performance and health, and generate new revenue.

At December 31, 2011, our customer support and professional services organization consisted of 240 employees.

Our Strategy

Traditionally, we provided robust solutions for service providers to evolve their TDM-based networks to IP. We believe the need for this network modernization technology will persist for years to come, as the number of endpoints that originate real time applications using IP such as voice and video increase in consumer, enterprise and wireless networks. As networks evolve, service providers are increasingly connecting to each other using IP-based trunks, and the connectivity between service providers and their enterprise and residential customers is also shifting to SIP trunks. Our suite of session border control solutions enables this IP-based peering to occur in a secure, reliable manner. The increasing prevalence of IP-based connectivity between service providers and enterprises will create the possibility for service providers to extend policy-based IP session management capability to businesses and consumers. As part of our ConnexIP platform launched last year, we continue to develop and differentiate our gateway and SBC products using policy management.

We plan to continue to evolve our solutions internally and through partnerships to allow our customers to stay ahead of the rapid technology shifts in our industry. Following are some key principles driving our product evolution:

Leverage our technology leadership to attract and retain key service providers. As one of the first companies to offer IMS-ready, carrier-class, packet voice infrastructure products, we were selected by industry-leading service providers as they developed the architecture for new voice networks. We expect service providers to select vendors that deliver leading technology and can maintain that technology leadership. Our equipment is an integral part of the network architecture and we will expand our business as these networks are deployed. By working closely with our customers, we gain valuable knowledge about their requirements, which positions us to continue enhancing and extending products that address the evolving requirements of network operators globally.

Expand our solutions to address emerging IP-based markets, such as session border control. The transformation of legacy TDM networks to all-IP networks has created requirements for security, peering and media manipulation as well as an opportunity for creating IP-to-IP services at the network edges. The requirements for security and peering go far beyond the legacy functionality of SBCs and include not only the operator's requirements for a border gateway to other IP networks but also a wide variety of requirements associated with the need for enterprises to control their own IP networks. The multi-media nature of the emerging services also provides an opportunity to create innovative services at the edge of the network. The evolution of our SBC product family empowers operators to address all of the above requirements and enables them to create unique IP-IP services.

Embrace the principles outlined by 3GPP, 3GPP2 and LTE architectures. As service providers reach more of their end-subscribers directly over IP, there is imminent convergence between broadband, wireline and wireless networks. IMS is a converged network architecture developed by accommodating the requirements of the wireless, wireline and cable industries and represents a well-accepted set of functional building blocks for an all IP-network. Our strategy is to ensure that our products fit well with accepted industry standards and seamlessly interoperate with other vendors' equipment. As our

customers contemplate building their all-IP networks, our approach is to promote an environment where our customers have the freedom to select the components that will best provide them with an open, accessible and scalable infrastructure.

Expand our global sales, marketing, support and distribution capabilities. As a primary supplier of carrier packet voice infrastructure solutions to Tier 1 service providers (a service provider that can reach every other network on the Internet without purchasing IP transit), we require a strong worldwide presence. We have established sales presence throughout the United States, Europe and Japan. We also have sales teams in Singapore, Hong Kong, China, India, Mexico, Malaysia and the United Arab Emirates. We augment our global direct sales effort by working with international distribution partners in key markets around the world. We plan to continue to invest in professional service expertise and customer support. We plan to continue to expand our sales channels in 2012 through both direct and indirect channels, as well as develop technology and marketing partnerships.

Expand and broaden our customer base by targeting specific market segments, such as enterprises and wireless operators. We plan to penetrate additional customer segments and believe that new and incumbent service providers will build out their VoIP infrastructures at different rates. The next-generation service providers, who are relatively unencumbered by legacy equipment, have been initial purchasers of our equipment and software. Other newer entrants, including wireless operators, cable operators and Internet service providers, or ISPs, have also been early adopters of certain of our products. Moreover, incumbents, including interexchange carriers, regional Bell operating companies and international operators, are adopting packet voice technologies. Large enterprises are often operating voice networks as complex as a small to mid-sized service provider, and believe that our products are a good match for their secure, reliable, and scalable communication needs. In many cases, our presence within the enterprises is through a trusted relationship with our service provider customer. We hope to expand and grow our penetration into the enterprise segment by expanding our SBC portfolio to include products relevant to smaller enterprise customers.

Customers

In 2011, our target customer base included all types of communications providers, such as long distance carriers, local exchange carriers, ISPs, wireless operators, cable operators, international telephone companies, wholesale operators and enterprise operators. We have been selected for network deployments by operators including AT&T, Belgacom, BT Group, CenturyLink (and Qwest), CITIC 1616, Global Crossing, KDDI, KVH, Level 3, Lime (formerly Cable and Wireless International), NTT Communications, Orange (formerly France Telecom), Softbank Corporation, TalkTalk (formerly Carphone Warehouse), T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

Two customers, Bahamas Telecommunications Company Ltd. and AT&T, each accounted for 10% or more of our consolidated revenue for the year ended December 31, 2011, representing approximately 26% of our consolidated revenue in the aggregate. One customer, AT&T, accounted for approximately 21% of our consolidated revenue for the year ended December 31, 2010. We had no customers that contributed 10% or more of our consolidated revenue in fiscal 2009. In 2012, we plan to expand our customer focus to include a wider range of enterprise customers.

Sales and Marketing

We have sold our products principally through a direct sales force and, in some markets, through or with the assistance of distributors and resellers, such as IBIL (Malaysia), Nissho Electronics Corporation (Japan), Sumitomo Corporation (Japan) and ECI (Israel). For geographic information, including tangible long-lived assets and revenue, please see our consolidated financial statements included in this Annual Report on Form 10-K, including Notes 7 and 18 thereto. We intend to establish

additional relationships with selected original equipment manufacturers and other marketing partners in order to serve particular markets or geographies and provide our customers with opportunities to purchase our products in combination with related services and products.

At December 31, 2011, our sales and marketing organization consisted of 172 employees located in sales and support offices in the United States and around the world.

Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology into new products and maintaining comprehensive product and service offerings. Our research and development process leverages innovative technology in response to market data and customer feedback. In 2010, we developed and introduced differentiated products to address market and customer needs, including the launch in May 2010 of our NBS5200 Network Border Switch as the first product on our next-generation ConnexIP platform. In 2011, we significantly increased our product testing as part of our expanded quality initiatives. We also expanded our policy solutions, building on our industry-leading PSX product. In 2012, we plan to build on our next-generation ConnexIP platform, with a strong focus on customer needs, quality and further diversification of our SBC and Policy solutions.

Our engineering effort is focused on developing new applications and network access features, new network interfaces, improved scalability, interoperability, quality, reliability and next generation technologies.

Our research and development expenses were $64.4 million for the year ended December 31, 2011, $62.8 million for the year ended December 31, 2010 and $59.9 million for the year ended December 31, 2009.

We have assembled a team of highly skilled engineers with significant telecommunications and networking industry experience. Our engineers have experience in and with leading wireline and wireless telecommunications equipment suppliers, computer data networking and multimedia companies. At December 31, 2011, we had 547 employees responsible for research and development, including 520 software and quality assurance engineers and 14 hardware engineers. Our engineering effort is focused on wireless product development, new applications and network access features, new network interfaces, improved scalability, interoperability, quality, reliability and next generation technologies. We maintain research and development offices in Massachusetts and New Jersey in the United States; Bangalore, India and Swindon, United Kingdom. We have made, and intend to continue to make, a substantial investment in research and development.

Competition

The market for carrier packet voice infrastructure solutions is intensely competitive worldwide but there are historical regional differences in services, regulation and business practices among sub-markets that can benefit individual vendors. Regardless of the region, the overall market is subject to rapid technological change, affected by new product introductions, changing customer demands, industry consolidation and other market activities of industry participants. To compete effectively, we must deliver innovative products that provide extremely high reliability and voice quality, scale easily and efficiently, interoperate with existing network designs and other vendors' equipment, provide effective network management, are accompanied by comprehensive customer support and professional services, provide a cost-effective and space-efficient solution for service providers and meet price competition from low-cost equipment providers. We expect competition to persist and intensify in the future. Our primary sources of competition include vendors of networking and telecommunications equipment, such as Acme Packet, Alcatel-Lucent, Cisco Systems, Ericsson, GENBAND, Huawei, Metaswitch, NEC and Nokia Siemens Networks.

Although we believe we compete favorably because our solutions are widely deployed, highly scalable and cost-effective for our customers, some of our competitors have broader product portfolios than we have and are able to devote greater resources to the development, promotion, sale and support of their products. In addition, some of these competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers and established relationships with distribution partners. Other smaller private and public companies are also focusing on similar market opportunities.

Intellectual Property

Intellectual property is fundamental to our business and our success and ability to compete depend on our ability to develop, maintain and protect our technology. Therefore, we seek to safeguard our investments in technology and rely on a combination of United States and foreign patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and to protect us against claims from others. Our general policy has been to seek to patent those patentable inventions that we expect to incorporate in our products or that we expect will be valuable otherwise. We have a program to file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate.

At December 31, 2011, we held 30 U.S. patents with expiration dates ranging from April 2016 through December 2029, and had 47 patent applications pending in the United States. In addition, at December 31, 2011, we held 29 foreign patents with expiration dates ranging from June 2019 through June 2026, and had 35 patent applications pending abroad. We also have a number of registered trademarks in the United States, including Sonus, ConnexIP, NetScore, NetEng, NetAssure, VoiceSentry, IMX and Mobiledge, and have one pending trademark application in the United States. In addition to the protections described above, we seek to safeguard our intellectual property by:

- protecting the source and object code for our software, documentation and other written materials under copyright laws and trade secret;
- licensing our software pursuant to signed license agreements, which impose restrictions on others' ability to use our software; and
- seeking to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

We have incorporated third-party licensed technology into certain of our current products. From time to time, we may be required to license additional technology from third parties to develop new products or to enhance existing products. Based on experience and standard industry practice, we believe that licenses to use third-party technology generally can be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that necessary third-party licenses will be available or continue to be available to us on commercially reasonable terms. As a result, the inability to maintain, license or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and enhance existing products could require us to obtain substitute technology of lower quality or performance standards or at greater cost. This could delay or prevent us from making these products or enhancements, any of which could seriously harm our business, financial condition and operating results.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*We test our products before they are deployed. However, because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business;*" "*If we are not able to obtain necessary licenses or ongoing maintenance and support of third-party technology*

at acceptable prices, on acceptable terms, or at all, it could harm our operating results or business;" and "*Man-made problems, such as computer viruses, hacking or terrorism, and natural disasters may disrupt our operations and harm our operating results.*"

Manufacturing

Currently, we outsource the manufacturing of our products. Our contract manufacturer provides comprehensive manufacturing services, including assembly and testing of our products and procurement of component materials on our behalf. We believe that outsourcing our manufacturing enables us to preserve working capital, allows for greater flexibility in meeting changes in demand and enables us to be more responsive in delivering products to our customers. At present, we purchase products from our outside contract manufacturer on a purchase order basis.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis.

Please see generally the risks that are more fully discussed in "Item 1A. Risk Factors," with particular attention to the following risk factors: "*We depend upon a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming activities and could affect our business;*" "*We and our contract manufacturer rely on a single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products;*" and "*The hardware products that we purchase from our third-party vendors have life cycles, and some of those products have reached the end of their life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.*"

At December 31, 2011, we had 24 employees responsible for supply chain management, worldwide procurement, order fulfillment, product quality and technical operations.

Backlog

Generally we sell products and services pursuant to purchase orders issued under master agreements that govern the general commercial terms and conditions of the sale. These agreements typically do not obligate customers to purchase any minimum or guaranteed quantities, nor do they generally require upfront cash deposits. At any given time, we have orders for products that have not yet been shipped and for services (including our customer support obligations) that have not yet been performed. We also have orders relating to products that have been delivered and services that have been performed but have not yet been accepted by the customer under the applicable purchase terms. We include both of these situations in our calculation of backlog. A backlogged order may not result in revenue in the quarter in which it was booked, and the actual revenue recognized in a quarter may not equal the total amount of related backlog and accordingly, we do not believe that backlog should be viewed as a reliable indicator of our future performance.

Employees

At December 31, 2011, we had a total of 1,095 employees, comprised of 547 in research and development, 172 in sales and marketing, 240 in customer support and professional services, 24 in manufacturing, 51 in finance and 61 in information technology and administration. Our employees are not represented by any collective bargaining agreement. We believe our relations with our employees are good.

Geographic Information

Information regarding the geographic components of our revenue is provided in Note 18 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Information regarding the geographic components of our property and equipment is provided in Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Additional Information

We were incorporated in August 1997 as a Delaware corporation. Our principal executive offices are located at 4 Technology Park Drive, Westford, MA 01886. Our telephone number at our principal executive offices is 978-614-8100.

This Annual Report on Form 10-K, as well as all other reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC"), are available free of charge through our Internet site (*http://www.sonusnet.com*) once we electronically file such material with, or furnish it to, the SEC. Information found on our website is not part of this report or any other report we file with or furnish to the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and cash flows could be materially adversely affected, the trading price of our common stock could decline materially and you could lose all or part of your investment.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter, which could adversely affect our business, consolidated financial statements and the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the service providers build out their networks. The primary factors that may affect our revenues and operating results include but are not limited to the following:

- consolidation within the telecommunications industry, including acquisitions of or by our customers;
- general economic conditions in our markets, both domestic and international, as well as the level of discretionary IT spending;
- competitive conditions in our markets, including the effects of new entrants, consolidation, technological innovation and substantial price discounting;
- fluctuation in demand for our voice infrastructure products and services, and the timing and size of customer orders;
- fluctuations in foreign exchange rates;

- cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- mix of product configurations sold;
- length and variability of the sales cycle for our products;
- application of complex revenue recognition accounting rules to our customer arrangements;
- timing of revenue recognition;
- changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;
- market acceptance of new products and product enhancements that we offer and our services;
- the quality and level of our execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;
- new product announcements, introductions and enhancements by us or our competitors, which could result in deferrals of customer orders;
- our ability to develop, introduce, ship and successfully deliver new products and product enhancements that meet customer requirements in a timely manner;
- our reliance on contract manufacturers for the production and shipment of our hardware products;
- our or our contract manufacturer's ability to obtain sufficient supplies of sole or limited source components or materials;
- our ability to attain and maintain production volumes and quality levels for our products;
- variability and unpredictability in the rate of growth in the markets in which we compete;
- costs related to acquisitions; and
- corporate restructurings.

As with other telecommunications product suppliers, we typically recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter. Additionally, it can be difficult for us to predict the timing of receipt of major customer orders, and we are unable to control timing decisions made by our customers. As a result, our quarterly operating results are difficult to predict even in the near term and a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that year. Therefore, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could also occur when we have met our publicly stated revenue and/or earnings guidance.

A significant portion of our operating expenses is fixed in the short term. If revenues for a particular quarter are below expectations, we may not be able to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

We have incurred net losses and may incur additional net losses.

We have incurred net losses in fiscal 2011, fiscal 2010 and fiscal 2009. We may incur additional net losses in future quarters and years. Our revenues may not grow and we may never generate sufficient revenues to sustain profitability.

A majority of our revenue is currently generated from a finite number of customers. We will not be successful if we do not grow our customer base. Additionally, if we are unable to generate recurring business from these existing customers, our consolidated financial statements could be materially and adversely affected.

To date, we have shipped our products to a limited number of customers and our future success will depend on our ability to attract additional customers beyond our current limited number. In fiscal 2011, two customers, Bahamas Telecommunications Company Ltd. and AT&T each contributed more than 10% of our revenue, representing approximately 26% of our revenue in the aggregate. In fiscal 2010, one customer, AT&T, contributed approximately 21% of our revenue. Factors that may affect our ability to grow our customer base include the following:

- economic conditions that discourage potential new customers from making the capital investments required to adopt new technologies;
- deterioration in the general financial condition of service providers or their ability to raise capital or access lending sources; and
- new product introductions by our competitors.

If we are unable to expand our customer base, we will be forced to rely on generating recurring revenue from existing customers which may not be successful. We expect that in the foreseeable future, the majority of our revenue will continue to depend on sales of our products to a limited number of existing customers. Factors that may affect our ability to generate recurring revenues from our existing customers include the following:

- customer willingness to implement our new voice infrastructure products;
- acquisitions of or by our customers;
- delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- failure of our products to perform as expected; and
- difficulties we may incur in meeting customers' delivery requirements.

The loss of any significant customer or any substantial reduction in purchase orders from these customers could materially and adversely affect our consolidated financial statements.

We are enhancing our sales strategy, which will include more significant engagements with distribution and channel partners to resell our products. Disruptions to, or our failure to effectively develop and manage, our channel partners and the processes and procedures that support them could adversely affect our ability to generate revenues from the sale of our products. If we do not have adequate personnel, experience and resources to manage the relationships with our channel partners and to fulfill our responsibilities under such arrangements, such shortcomings could lead to the decrease of the sales of our products and our operating results could suffer.

We are enhancing our sales strategy, which will include more significant engagement with distribution and channel partners to resell our products. Our future success is dependent upon establishing and maintaining successful relationships with a variety of value-added distribution and channel partners. A portion of our revenue is derived through channel partners, many of which sell

competitive products. The loss of, or reduction in sales by, these channel partners could materially reduce our revenues. If we fail to maintain relationships with these channel partners, fail to develop new relationships with channel partners in new markets, fail to manage, train, or provide incentives to existing channel partners effectively or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. Moreover, if we do not have adequate personnel, experience and resources to manage the relationships with our channel partners and to fulfill our responsibilities under such arrangements, any shortcomings could have a material adverse impact on our business and consolidated financial statements.

In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our channel partners. If those distribution partners provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely affected. We may also experience financial failure of distribution and/or channel partners, which could result in our inability to collect accounts receivable in full.

As the telecommunications industry and the requirements of our current and potential customers evolve, we are redirecting certain of our resources to more readily respond to the changing environment through the research and development of innovative new products and the improvement of existing products. However, we continue to be dependent upon our voice infrastructure products, and our revenues will continue to depend upon their commercial success for the foreseeable future. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

To be successful in our industry requires large investments in technology and creates exposure to rapid technological and market changes. We spend a significant amount of time, money and resources developing new technology, products and solutions. Our strategic plan includes accelerating the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies as well as working with more channel partners to sell our products. In order for us to be successful, our technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. Our choices of specific technologies to pursue, and those to de-emphasize, may prove to be inconsistent with our customers' investment spending. Moreover, if we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, are not accepted by our customers as quickly as anticipated or are not successful in the marketplace, our sales and earnings may suffer and, as a result, our stock price could decline. As technology advances, we may not be able to respond quickly or effectively to developments in the market for our products, or new industry standards may emerge and could render our existing or future products obsolete. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues. We may also experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements.

While we intend to develop and introduce new products and enhancements to existing products in the future, our current revenues depend upon the commercial success of our TDM-to-IP and our all-IP voice infrastructure products and solutions, and we believe this will remain true for the foreseeable future. If the market for these products declines, or if we are unable to maintain at least our share of that market, our operating results could suffer.

If we fail to compete successfully against telecommunications equipment and networking companies, our ability to increase our revenues and achieve profitability will be impaired.

Competition in the telecommunications market is intense. This market has historically been dominated by large incumbent telecommunications equipment companies, such as Alcatel-Lucent, LM

Ericsson Telephone Company, Huawei Technologies Co., Ltd., NEC Corp. and Nokia Corp., all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Acme Packet, Inc., Cisco Systems, Inc. and GENBAND Inc., that design competing products. Other competitors may also merge, intensifying competition. Additional competitors with significant financial resources may enter our markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources than we have. Further, some of our competitors sell significant amounts of other products to our current and prospective customers and have the ability to offer lower prices to win business. Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

- provide extremely high reliability and voice quality;
- deploy and scale easily and efficiently;
- interoperate with existing network designs and other vendors' equipment;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services;
- provide a cost-effective and space efficient solution for service providers; and
- meet price competition from low cost equipment providers.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues, and our operating results could be adversely affected.

If we do not anticipate and meet specific customer requirements or if our products do not interoperate with our customers' existing networks, we may not retain current customers or attract new customers.

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements or if we fail to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in loss of revenues or customers. Additionally, our customers may decide to devote a significant portion of their budgets to evolving technology as they consider national or worldwide build-outs. Therefore, if the demand for our products is not strong and

if our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

Our large customers have substantial negotiating leverage, and they may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may, among other things, require us to develop additional features, require penalties for failure to deliver such features, require us to partner with a certain reseller before purchasing our products and/or seek discounted product or service pricing. As we sell more products to this class of customer, we may be required to agree to terms and conditions that are less beneficial to us, which may affect the timing of revenue recognition, amount of deferred revenues or product and service margins and may adversely affect our financial position and cash flows in certain reporting periods.

Our stock price has been and may continue to be volatile.

The market for technology stocks has been, and will likely continue to be, volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

- addition or loss of any major customer;
- consolidation and competition in the telecommunications industry;
- changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
- economic conditions for the telecommunications, networking and related industries;
- quarterly variations in our bookings, revenues and operating results;
- changes in financial estimates by securities analysts;
- speculation in the press or investment community;
- announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;
- activism by any single large stockholder or combination of stockholders;
- sales of common stock or other securities by us or by our stockholders in the future;
- securities and other litigation;
- announcement of a stock split, reverse stock split, stock dividend or similar event; and/or
- emergence or adoption of new technologies or industry standards.

We may face risks related to litigation that could result in significant legal expenses and settlement or damage awards.

From time to time, we are subject to claims and litigation regarding intellectual property rights or other claims, which could seriously harm our business and require us to incur significant costs. In the past, we have been named as a defendant in securities class action and derivative lawsuits. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these lawsuits. While we currently expect that the matters pending in our current securities litigation have been or are close to being resolved, defending against existing and potential litigation may require significant attention and resources of management. Regardless of the outcome, such litigation could result in significant legal expenses.

We may also be subject to employment claims in connection with employee terminations. In addition, companies in our industry whose employees accept positions with us may claim that we have engaged in unfair hiring practices. These claims may result in material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of their merits. In addition, defending ourselves from those types of claims could divert our management's attention from our operations. The cost of employment claims may also increase as a result of our increasing international expansion.

If our defenses in any of our pending litigation are ultimately unsuccessful, or if we are unable to achieve a favorable settlement, we could be liable for large damage awards that could have a material adverse effect on our business and consolidated financial statements.

For additional information on our material ongoing litigation, please see Part I, Item 3 "Legal Proceedings" in this Annual Report on Form 10-K.

Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant cost; additionally, in some jurisdictions, our rights may not be as strong as we currently enjoy in the United States.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The legal systems of many foreign countries do not protect or honor intellectual property rights to the same extent as the legal system of the United States. It may be very difficult, time-consuming and costly for us to attempt to enforce our intellectual property rights in these jurisdictions. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In addition, we and our customers have received inquiries from intellectual property owners and may become subject to claims that we or our customers infringe their intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available at acceptable prices, on acceptable terms, or at all; or
- redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management's time and attention. In addition, although historically our costs to defend lawsuits relating to indemnification provisions in our product agreements have been insignificant, the costs were significant in fiscal 2008 and may be significant in future periods.

We may face risks associated with our international expansion that could impair our ability to grow our international revenues. If we fail to manage the operational and financial risks associated with our international operations, it could have a material adverse effect on our business and consolidated financial statements.

We have expanded, and expect to continue to expand, our operations in international and emerging markets. International revenue approximated $103 million, or approximately 40% of revenue, in fiscal 2011, $80 million, or approximately 32% of revenue, in fiscal 2010 and $69 million, or approximately 30% of revenue, in fiscal 2009. This expansion has and will continue to require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. In addition, our international operations are subject to other inherent risks, including:

- reliance on channel partners;
- greater difficulty collecting accounts receivable and longer collection cycles;
- difficulties and costs of staffing and managing international operations;
- impacts of differing technical standards outside the United States;
- compliance with international trade, customs and export control regulations;
- reduced protection for intellectual property rights in some countries;
- foreign government regulations limiting or prohibiting potential sales or increasing the cost of doing business in such markets, including reversals or delays in the opening of foreign markets to new competitors or the introduction of new technologies;
- challenging pricing environments in highly competitive new markets;
- foreign currency exchange controls, restrictions on repatriation of cash and changes in currency exchange rates;
- potentially adverse tax consequences; and
- political, social and economic instability, including as a result of the current global economic downturn, health pandemics or epidemics or acts of war or terrorism.

If we are unable to support our business operations in international and emerging markets, or their further expansion, while balancing the higher operational and financial risks associated with these markets, our business and consolidated financial statements could be harmed.

In addition, we may not be able to develop international market demand for our products, which could impair our ability to grow our revenues. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and approvals, create barriers to entry. We have limited experience marketing, distributing and supporting our products in certain international locations and, to do so, we expect that we will need to develop versions of our products that comply with local standards. Moreover, difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries.

We depend upon a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships. Additionally, in the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming activities and could affect our business.

We rely on a contract manufacturer to manufacture our products according to our specifications and to fulfill orders on a timely basis. Reliance on a third-party manufacturer involves a number of risks, including a lack of control over the manufacturing process, inventory management and the potential absence or unavailability of adequate capacity. We do not have the internal manufacturing capabilities to meet our customers' demands. In the event we elect to change our manufacturer, qualifying a new contract manufacturer and commencing commercial scale production are expensive and time-consuming activities and could result in a significant interruption in the supply of our products. If a change in contract manufacturers results in delays in our fulfillment of customer orders or if a contract manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

We and our contract manufacturer rely on single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component and finished goods requirements, we could have excess inventory, which would increase our costs. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues. Additionally, if our contract manufacturer underestimates our requirements, it may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. In light of the continuing uncertainty in global economic conditions, there is also a risk that our distributors could experience interruptions in production or operations or alter our current arrangements.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. In the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner or at favorable prices, or at all. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties, quality variations and unforeseen price increases. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in loss of customers, harm to our ability to attract new customers, or legal action by our customers. Additionally, any unforeseen price increases could reduce our profitability or force us to increase our prices, which could result in a loss of customers or harm our ability to attract new customers and could have a material adverse effect on our consolidated financial statements.

If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could be jeopardized.

Our business depends upon highly skilled technical, managerial, engineering, sales, marketing and customer support personnel. Competition for these personnel is intense, especially as the economy

recovers. Any failure to hire, assimilate in a timely manner and retain needed qualified personnel, particularly engineering and sales personnel, could impair our growth and make it difficult to meet key objectives, such as timely and effective product introductions.

Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. With the exception of our key employees based in the European Union, none of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

We had three executive departures in fiscal 2011, including the departure of our Chief Financial Officer and our Vice President of Product Operations, both on August 25, 2011, and the departure of our Vice President of Engineering and Chief Architect on April 3, 2011. While we have since hired replacements, there is always a risk of uncertainty and instability relating to our ability to find highly qualified successors for certain executive positions and to transition the duties and responsibilities of any departing key executive in an orderly manner.

We test our products before they are deployed. However, because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business.

Our products are sophisticated and are designed to be deployed in large and complex networks. We test our products before they are deployed. However, because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers may discover errors or defects in the software or hardware, or the products may not operate as expected after full deployment. As we continue to expand our distribution channel through distributors and resellers, we will need to rely on and support their service and support organizations. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

- loss of, or delay in, revenues or increased expense;
- loss of customers and market share;
- failure to attract new customers or achieve market acceptance for our products;
- increased service, support and warranty costs and a diversion of development resources; and/or
- costly and time-consuming legal actions by our customers.

If we are not able to obtain necessary licenses or on-going maintenance and support of third-party technology at acceptable prices, on acceptable terms, or at all, it could harm our operating results or business.

We have incorporated third-party licensed technology, including open source software, into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses and on-going maintenance and support may not be available or continue to be available to us on commercially reasonable terms or may be available to us but only at significantly escalated pricing. Additionally, we may not be able to replace the functionality provided by third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or

enhancements, any of which could seriously harm the competitiveness of our products. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us, such alternate sources may not provide us with the same functionality as that currently provided to us.

World-wide efforts to contain capital spending, general economic uncertainty and a weakened global economy could have a material adverse effect on us.

One factor that significantly affects our operating results is the impact of economic conditions on the willingness of our current and potential customers to make capital investments. Given the current state of the economy, we believe that customers continue to be cautious about sustained economic growth and have tried to maintain or improve profitability through cost control and constrained capital spending, which places additional pressure on IT departments to demonstrate acceptable return on investment. Some of our current or prospective customers may cancel or delay spending on the development or roll-out of capital and technology projects with us due to the continuing economic uncertainty and, consequently, our results of operations may be adversely affected. In addition, the current uncertain worldwide economic environment and market instability make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand, which could result in an inability to satisfy demand for our products and a loss of market share. Our revenues are likely to decline in such circumstances and our profit margins could erode, or we could incur significant losses.

Moreover, economic conditions worldwide may continue to contribute to slowdowns in the communications and networking industries, as well as to specific segments and markets in which we operate, resulting in:

- reduced demand for our products as a result of our customers choosing to refrain from building capital intensive networks;
- increased price competition for our products, not only from our competitors, but also as a consequence of customers disposing of unutilized products;
- risk of excess and obsolete inventories;
- excess facilities and manufacturing capacity; and/or
- higher overhead costs as a percentage of revenue and higher interest expense.

Continuing turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in Southeast Asia, the Middle East and Africa, as well as political and economic issues in Europe may continue to put pressure on global economic conditions. Our operating results and our ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that sector or to particular customer markets within that sector.

Because our products are deployed in large, complex networks around the world, failure to establish a support infrastructure and maintain required support levels could seriously harm our business.

Our products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout

the world. If we are unable to provide the expected level of support and service to our customers, we could experience:

- loss of customers and market share;
- failure to attract new customers in new geographies;
- increased service, support and warranty costs and a diversion of development resources; and/or
- network performance penalties.

Consolidation in the telecommunications industry could harm our business.

The telecommunications industry has experienced consolidation and we expect this trend to continue. Consolidation among our customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and the relative purchasing power of customers increases in relation to suppliers. Any of these factors could adversely affect our business.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Due to our reliance on significant customer contracts, we are dependent on the continued financial strength of our customers. If one or more of our significant customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated service revenue.

Most of our sales are on an open credit basis, with typical payment terms of 30 to 45 days. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our consolidated financial statements. Additionally, in the event that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business and consolidated financial statements.

A portion of our sales is derived through our distributors. As distributors tend to have more limited financial resources than other resellers and end-user customers, they generally represent sources of increased credit risk.

The hardware products that we purchase from our third-party vendors have life cycles, and some of those products have reached the end of their life cycles. If we are unable to correctly estimate future requirements for these products, it could harm our operating results or business.

Some of the hardware products that we purchase from our third-party vendors have reached the end of their life cycles. It may be difficult for us to maintain appropriate levels of the discontinued hardware to adequately ensure that we do not have a shortage or surplus of inventory of these products. If we do not correctly forecast the demand for such hardware, we could have excess inventory and may need to write off the costs related to such purchases. The write-off of surplus inventory could materially and adversely affect our operating results. However, if we underestimate our forecast and our customers place orders to purchase more products than are available, we may not have sufficient inventory to support their needs. If we are unable to provide our customers with enough of these

products, it could make it difficult to retain certain customers, which could have a material and adverse effect on our business.

Man-made problems, such as computer viruses, hacking or terrorism, and natural disasters may disrupt our operations and harm our operating results.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any attack on our servers could have a material adverse effect on our business and consolidated financial statements. Additionally, the information systems of our customers could be compromised due to computer viruses, break-ins and hacking, which could lead to unauthorized tampering with our products and may result in, among other things, the disruption of our customers' business, errors or defects occurring in the software due to such unauthorized tampering, and our products not operating as expected after such unauthorized tampering. Such consequences could affect our reputation and have a material adverse effect on our business and consolidated financial statements. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be met with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business and consolidated financial statements. Likewise, events such as work stoppages or widespread blackouts could have similar negative impacts. Such disruptions or uncertainties could result in delays or cancellations of customer orders or the manufacture or shipment of our products and have a material adverse effect on our business and consolidated financial statements.

Natural catastrophic events, such as earthquakes, fire, floods, or tornadoes, may also affect our or our customers' operations and could have a material adverse effect on our business.

A breach of the security of our information systems or those of our third-party providers could adversely affect our operating results.

We rely upon the security of our information systems and, in certain circumstances, those of our third-party providers, such as vendors, consultants and contract manufacturers, to protect our proprietary information and information of our customers. Despite our security procedures and those of our third-party providers, our information systems and those of our third-party service providers may be vulnerable to threats such as computer hacking, cyber-terrorism or other unauthorized attempts by third parties to access, modify or delete our or our customers' proprietary information. Information technology system failures, including a breach of our or our third-party providers' data security measures, or the theft or loss of laptops, other mobile devices or electronic records used to back up our systems or our third-party providers' systems, could result in an unintentional disclosure of customer, employee or our information or otherwise disrupt our ability to function in the normal course of business by potentially causing, among other things, delays in the fulfillment or cancellation of customer orders or disruptions in the manufacture or shipment of products or delivery of services, any of which could have a material adverse effect on our operating results. Such consequences could be exacerbated if we or our third party providers are unable to adequately recover critical systems following a systems failure.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders.

Some provisions in our amended and restated certificate of incorporation, our amended and restated by-laws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that may be deemed undesirable by our Board of Directors but that a stockholder may consider favorable. These include provisions:

- authorizing the Board of Directors to issue shares of preferred stock;
- limiting the persons who may call special meetings of stockholders;
- prohibiting stockholder actions by written consent;
- permitting the Board of Directors to increase the size of the Board and to fill vacancies;
- providing indemnification to our directors and officers;
- controlling the procedures for conduct and scheduling of Board and stockholder meetings;
- requiring a super-majority vote of our stockholders to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation; and
- establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions, alone or together, could delay hostile takeovers or changes in control of us or our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

In addition, we adopted a limited duration stockholder rights plan on June 26, 2008, which was amended on June 10, 2011 to extend the expiration date of such plan until June 26, 2013. The rights are not intended to prevent a takeover, and we believe these rights will help us in our negotiations with any potential acquirers. However, if the Board of Directors believes that a particular acquisition of us is undesirable, the rights may have the effect of rendering more difficult or discouraging that acquisition. The rights may substantially dilute the stock ownership of a person or group that attempts to acquire us (or a significant percentage of our outstanding capital stock) on terms, or in a manner, not approved by our Board of Directors, except pursuant to an offer conditioned upon redemption of the rights.

Any provision of our amended and restated certificate of incorporation or amended and restated by-laws, our stockholder rights plan or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Although we believe that our amended and restated certificate of incorporation and our amended and restated bylaws, provisions of Delaware law and our stockholder rights plan provide an opportunity for the Board of Directors to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control that some stockholders may consider beneficial.

Actions that may be taken by significant stockholders may divert the time and attention of our Board of Directors and management from our business operations.

Campaigns by significant investors to effect changes at publicly-traded companies have increased in recent years. In 2009, we entered into a letter agreement with our then-largest stockholder, pursuant to

which we agreed to take certain actions related to our corporate governance. While we believe we have satisfied in full our obligations under such letter agreement, there can be no assurance that such stockholder and/or any other stockholder will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by any stockholder, it could result in substantial expense to us, consume significant attention of our management and Board of Directors, and disrupt our business.

Failure or circumvention of our controls and procedures could impair our ability to report accurate financial results and could seriously harm our business.

Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. The failure or circumvention of our controls, policies and procedures could impair our ability to report accurate financial results and could have a material adverse effect on our business and consolidated financial statements.

Any changes to existing accounting pronouncements or taxation rules or practices may cause adverse fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. The change to existing rules, future changes, if any, or the need for us to modify a current tax position may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Updates 2009-13 and 2009-14 became effective for us in fiscal 2011, and their adoption had a material impact on our revenue in fiscal 2011. In addition, the International Accounting Standards Board and Financial Accounting Standards Board joint project on lease accounting is expected to be finalized in 2012 or 2013 and a new revenue recognition standard is expected to be finalized in 2012. Both new standards, if ratified, could be effective for companies as early as 2015. We have not yet assessed the impact of adopting these potential new standards.

Changes in our business strategy related to product and maintenance offerings and pricing could affect revenue recognition.

Our business strategy and competition within the industry could exert pricing pressure on our maintenance offerings. Changes in our product or maintenance offerings or packages and related pricing could affect the amount of revenue recognized in a reporting period.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, significant change in circumstances relative to a large customer, significant decline in our stock price for a sustained period and decline in our market capitalization to below net book value.

Failure by our strategic partners or by us in integrating products provided by our strategic partners could harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, if the services provided by these partners are not completed in a timely manner, or if we do not effectively integrate and support products supplied by these strategic partners, then we may have difficulty with the deployment of our solutions that may result in:

- loss of, or delay in, revenues;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

- loss of customers and market share; and
- failure to attract new customers or achieve market acceptance for our products.

If in the future we do not have a sufficient number of shares available to issue to our employees, the limited number of shares we could issue may impact our ability to attract, retain and motivate key personnel.

We historically have used stock options as a significant component of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In 2007, our stockholders approved a stock incentive plan, which includes a limited amount of shares to be granted under such plan. When the number of shares available to us under our stock incentive plan no longer is sufficient, it is not certain that our stockholders will approve an increase in the number of shares that we are authorized to issue under that plan. The limited number of shares available for use as equity incentives to employees may make it more difficult for us to attract, retain and motivate key personnel.

Our use and reliance upon development resources in India may expose us to unanticipated costs and/or liabilities.

We have a significant development center in Bangalore, India and, in recent years, have increased headcount and development activity at this facility. The employees at this facility consist principally of research and development personnel. There is no assurance that our reliance upon development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our development efforts and other operations in India involve significant risks, including:

- difficulty hiring and retaining appropriate engineering and management resources due to intense competition for such resources and resulting wage inflation;
- knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;
- heightened exposure to changes in economic, security and political conditions in India; and
- fluctuations in currency exchange rates and tax compliance in India.

Difficulties resulting from the factors noted above and other risks related to our operations in India could increase our expenses, impair our development efforts, harm our competitive position and damage our reputation.

Any investments or acquisitions we make could disrupt our business and seriously harm our financial condition.

In addition to investing in organic growth, we consider other opportunities to deliver greater shareholder value, if and when such opportunities arise. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- reduce significantly our cash and investments;
- incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and intangible assets;
- incur significant amortization expenses related to intangible assets; and/or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses could also involve numerous risks, including:

- problems and unanticipated costs associated with combining the purchased products, technologies or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience;
- potential loss of key employees, particularly those of the acquired organizations; and
- integration of internal controls and financial systems.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future without significant costs or disruption to our business.

10-K

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials from sources outside the United States.

Failure to comply with the Foreign Corrupt Practices Act or the UK Bribery Act could subject us to significant civil or criminal penalties.

We earn a significant portion of our total revenues from international sales generated through our foreign direct and indirect operations. As a result, we are subject to the Foreign Corrupt Practices Act

of 1977, as amended, or the FCPA, and the UK Bribery Act of 2010, or the UKBA, which are laws that prohibit bribery in the conduct of business. The FCPA generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. The UKBA is much broader and prohibits all bribery, in both the public and private sectors. Although the UKBA does not contain a separate financial records provision, such a requirement is captured under other UK legislation. Under the FCPA and the UKBA, U.S. companies, their subsidiaries, employees, senior officers and/or directors may be held liable for actions taken by strategic or local partners or representatives. In addition, the U.S. government or the UK government, as applicable, may seek to hold our Company liable for successor liability violations committed by companies in which we acquire. If we or our intermediaries fail to comply with the requirements of the FCPA and the UKBA, governmental authorities in the United States and the United Kingdom, as applicable, could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our reputation and consolidated financial statements.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely have a material adverse effect on our business and consolidated financial statements.

Restructuring activities could adversely affect our ability to execute our business strategy.

During fiscal 2009 and 2010 we had a number of restructuring activities, including office closings and lay-offs. These restructurings and any future restructurings, should it become necessary for us to continue to restructure our business due to worldwide market conditions or other factors that reduce the demand for our products and services, could adversely affect our ability to execute our business strategy in a number of ways, including through:

- loss of key employees;
- diversion of management's attention from normal daily operations of the business;
- diminished ability to respond to customer requirements related to both products and services;
- decrease in cash and profits related to severance payments and facility termination costs;

- disruption of our engineering and manufacturing processes, which could adversely affect our ability to introduce new products and to deliver products both on a timely basis and in accordance with the highest quality standards; and/or
- reduced ability to execute effectively internal administrative processes, including the implementation of key information technology programs.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or delivery of voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country where we operate, including the United States. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business and consolidated financial statements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018. In addition to our corporate headquarters, we maintained, as of December 31, 2011, the following active facilities:

Location	Principal use	Square footage (approximate)	Lease expiration
Bangalore, India	Engineering/development	78,500	February 2016
Freehold, New Jersey	Engineering/development	28,500	December 2015*
Richardson, Texas	Customer support	22,200	January 2015
Swindon, United Kingdom	Engineering/development	7,400	June 2012
Tokyo, Japan	Sales and customer support	7,200	September 2013
Staines, United Kingdom	Sales and customer support	6,400	November 2012
Darmstadt, Germany	Sales and customer support	3,600	October 2012

* In December 2011, in accordance with the termination provisions of our lease, we notified our landlord that we would be vacating this facility by December 31, 2012 to move to a new location. We are currently in the process of assessing available facilities for relocation of our engineering/development operations to another New Jersey location.

As of December 31, 2011, we also leased short-term office space in Colorado, China, Czech Republic, France, Mexico and the United Arab Emirates. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as needed.

Item 3. Legal Proceedings

2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York (the "District Court") against the Company, two of its officers and the lead underwriters alleging violations of the federal securities laws

in connection with the Company's initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser sought to represent a class of persons who purchased the Company's common stock between the date of the IPO on May 24, 2000 and December 6, 2000. The amended complaint, filed in April 2002, alleged that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after-market. The claims against the Company were asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs had filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against the Company, were transferred to a single federal judge for purposes of coordinated case management.

On July 15, 2002, the Company, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including the Company's officers named in the complaint. On February 19, 2003, the District Court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including the Company, but denied the remainder of the motion as to the defendants.

On October 5, 2009, the District Court issued an opinion granting plaintiffs' motion for final approval of a revised proposed settlement, plan of distribution of the settlement fund and certification of the settlement classes. An Order and Final Judgment was entered on January 14, 2010. On January 13, 2012, the Second Circuit issued a mandate dismissing an appeal, thereby upholding the January 14, 2010 Order and Final Judgment and ending this case. The outcome of this litigation did not have a material impact on the Company's consolidated financial statements.

On October 5, 2007, Vanessa Simmonds, a purported shareholder of the Company, filed a complaint in the United States District Court for the Western District of Washington (the "Western District Court") for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint sought recovery against the underwriters for profits they received from the sale of the Company's common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. Several other issuers and underwriters were subsequently named as defendants. On March 12, 2009, the Western District Court entered its judgment in the case and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them.

Following an appeal to the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), on December 2, 2010, the Ninth Circuit affirmed the Western District Court's decision to dismiss the moving issuers' cases (including the Company's) on the grounds that plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them and further ordered that the dismissals be made with prejudice. The Ninth Circuit, however, reversed and remanded the Western District Court's decision on the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were not time-barred under the applicable statute of limitations.

On April 15, 2011, underwriter defendants filed a Petition for Writ of Certiorari with the United States Supreme Court seeking reversal of the Ninth Circuit's December 2, 2010 decision relating to the statute of limitations issue. On June 27, 2011, the United States Supreme Court denied the plaintiff's petition regarding the demand issue and granted the underwriters' petition relating to the statute of limitations issue. Oral argument on the underwriters' petition was heard on November 29, 2011. The United States Supreme Court has not yet issued a decision and the Ninth Circuit mandate for all cases continues to be stayed pending final disposition of the underwriters' petition. The Company currently believes that the outcome of this litigation will not have a material impact on the Company's consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "SONS.".

The following table sets forth, for the time periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal 2011		
First quarter	$4.16	$2.69
Second quarter	$4.06	$2.72
Third quarter	$3.42	$2.00
Fourth quarter	$2.79	$1.97
Fiscal 2010		
First quarter	$2.83	$1.75
Second quarter	$2.97	$2.21
Third quarter	$3.70	$2.59
Fourth quarter	$3.75	$2.50

Holders

At February 14, 2012, there were approximately 550 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends and have no present intention to pay cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not announced any current plans or programs to repurchase shares of our common stock. However, upon vesting of restricted stock awards, our employees are permitted to return to us a portion of the newly vested shares to satisfy the tax withholding obligations that arise in connection

with such vesting. The following table summarizes repurchases of our common stock during the fourth quarter of fiscal 2011, which represent shares returned to satisfy tax withholding obligations:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2011 to October 31, 2011	78,573	$2.19	—	—
November 1, 2011 to November 30, 2011	—	—	—	—
December 1, 2011 to December 31, 2011	8,334	$2.64	—	—
Total	86,907	$2.23	—	—

Performance Graph

The following performance graph compares the cumulative total return to stockholders for our common stock for the period from December 31, 2006 through December 31, 2011 with the cumulative total return over the same period on the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The comparison assumes an investment of $100 on December 31, 2006 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends, if any. The performance shown is not necessarily indicative of future performance.

This graph is not deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any of our prior or subsequent filings under the Securities Act or the Exchange Act.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sonus Networks, Inc., the NASDAQ Composite Index and the NASDAQ Telecommunications Index


$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Sonus Networks, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	December 31,					
	2006	2007	2008	2009	2010	2011
Sonus Networks, Inc.	$100.00	$ 88.47	$23.98	$32.02	$ 40.52	$ 36.42
NASDAQ Composite	$100.00	$110.26	$65.65	$95.19	$112.10	$110.81
NASDAQ Telecommunications	$100.00	$113.32	$61.52	$85.61	$ 94.28	$ 83.51

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Operations Data (In thousands, except per share amounts)	Year ended December 31,				
	2011	2010	2009	2008(1)	2007
Revenue:					
Product	$154,373	$146,583	$136,276	$ 203,387	$225,644
Service	105,323	102,724	91,220	109,758	93,771
Total revenue	259,696	249,307	227,496	313,145	319,415
Cost of revenue:					
Product	57,929	48,163	38,893	74,274	90,976
Service	55,646	47,992	44,467	56,020	37,513
Total cost of revenue	113,575	96,155	83,360	130,294	128,489
Gross profit	146,121	153,152	144,136	182,851	190,926
Operating expenses:					
Research and development	64,410	62,786	59,864	73,098	78,898
Sales and marketing	59,279	51,033	48,929	74,364	81,602
General and administrative	34,957	49,391	43,217	62,045	56,652
Litigation settlement, net of insurance recovery	—	—	—	19,100	24,672
Impairment of intangible assets	—	—	—	2,727	—
Restructuring expense	—	1,501	3,510	702	—
Total operating expenses	158,646	164,711	155,520	232,036	241,824
Loss from operations	(12,525)	(11,559)	(11,384)	(49,185)	(50,898)
Interest and other income, net	1,287	1,561	3,993	12,710	19,297
Loss from continuing operations before income taxes	(11,238)	(9,998)	(7,391)	(36,475)	(31,601)
Income tax (provision) benefit	(1,465)	(693)	2,459	(79,675)	8,474
Loss from continuing operations	(12,703)	(10,691)	(4,932)	(116,150)	(23,127)
Loss from discontinued operations	—	—	—	(4,491)	(1,086)
Loss on sale of discontinued operations	—	—	—	(741)	—
Net loss	$(12,703)	$(10,691)	$ (4,932)	$(121,382)	$(24,213)
Loss per share:					
Basic:					
Continuing operations	$ (0.05)	$ (0.04)	$ (0.02)	$ (0.43)	$ (0.09)
Discontinued operations	—	—	—	(0.02)	—
	$ (0.05)	$ (0.04)	$ (0.02)	$ (0.45)	$ (0.09)
Diluted:					
Continuing operations	$ (0.05)	$ (0.04)	$ (0.02)	$ (0.43)	$ (0.09)
Discontinued operations	—	—	—	(0.02)	—
	$ (0.05)	$ (0.04)	$ (0.02)	$ (0.45)	$ (0.09)
Shares used to compute loss per share:					
Basic	278,540	275,470	273,730	271,477	262,924
Diluted	278,540	275,470	273,730	271,477	262,924

Consolidated Balance Sheet Data (In thousands)	December 31,				
	2011	2010	2009	2008	2007
Cash and cash equivalents	$105,451	$ 62,501	$125,323	$122,207	$118,933
Short-term marketable securities	$224,090	$258,831	$239,223	$180,786	$207,088
Long-term investments	$ 55,427	$ 87,087	$ 49,598	$ 84,965	$ 66,568
Working capital	$336,619	$323,477	$352,409	$327,088	$365,204
Total assets	$504,715	$555,954	$540,737	$535,585	$694,168
Long-term deferred revenue, net of current portion	$ 11,601	$ 42,811	$ 25,242	$ 37,991	$ 16,462
Long-term liabilities, net of current portion	$ 3,599	$ 4,138	$ 1,127	$ 1,865	$ 2,061
Total stockholders' equity	$415,301	$418,956	$414,238	$406,435	$493,704

(1) Includes the results of operations of Atreus Systems, Inc. for the period subsequent to its acquisition by the Company on April 18, 2008 and $88.4 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading provider of voice and multimedia infrastructure solutions, including session border control, Voice over Internet Protocol ("VoIP") access and VoIP media gateway solutions for service providers and enterprises. Our infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP networks while allowing our customers to manage the flows of such sessions in their networks using business policies.

We sell our products principally through a direct sales force in the United States, Europe, Asia-Pacific and the Middle East. We continue to expand our presence into new geographies and markets through our relationships with regional channel partners. We are in the process of establishing an indirect sales channel in order to address a larger share of the enterprise customer market.

Our target customers comprise both service providers and enterprises. Customers and prospective customers in the service provider space are traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. Enterprise customers and target enterprise customers include financial institutions, retailers, state and local governments, and other multinational corporations. We collaborate with our customers to identify and develop new advanced services and applications that can help to reduce costs, improve productivity and generate new revenue.

On May 17, 2010, we announced the general availability of our NBS5200 Network Border Switch (the "NBS5200") as the first product on our next-generation ConnexIP platform. The NBS5200 complements our NBS9000 Network Border Switch as part of our Session Border Control ("SBC") solutions portfolio and provides SBC functionality, including media interworking, advanced routing and policy engine, and multi-access security gateway functionality. The ConnexIP platform is a platform for connecting, managing and securing IP session-based communications and represents a key element in our strategy to bring industry-leading performance and carrier grade reliability to the session management market, and represents a new foundation for the next generation of our IP-based products.

We continue to focus on the key elements of our strategy, designed to capitalize on our technology and market lead, and build a premier franchise in multimedia infrastructure solutions. We are currently focusing our major efforts on the following aspects of our business:

- leveraging our technology leadership to attract and retain key service providers;
- embracing the principles outlined by 3GPP, 3GPP2 and LTE architectures and delivering the industry's most advanced IMS-ready suite;
- expanding and broadening our customer base by targeting specific market segments, such as wireless operators;
- assisting our customers' ability to differentiate themselves by offering a sophisticated application development platform and service creation environment;
- expanding our solutions to address emerging IP-based markets, such as network border switching;
- expanding our global sales, marketing, support and distribution capabilities;
- actively contributing to the standards definition and adoption process; and
- pursuing strategic transactions and alliances.

On August 24, 2011, Maurice Castonguay ("Mr. Castonguay") accepted an offer of employment as Senior Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Castonguay joined the Company on August 26, 2011. On August 25, 2011, Wayne Pastore ("Mr. Pastore") resigned as Senior Vice President and Chief Financial Officer, effective August 25, 2011.

On May 2, 2011, Todd Abbott ("Mr. Abbott") accepted an offer of employment as Senior Vice President of Worldwide Sales and Marketing of the Company. Mr. Abbott joined the Company on May 3, 2011.

On February 11, 2011, Dr. Rajiv Laroia ("Dr. Laroia") accepted an offer of employment and joined the Company as Senior Vice President, Engineering and Chief Technology Officer of the Company.

We reported losses from operations of $12.5 million for fiscal 2011, $11.6 million for fiscal 2010 and $11.4 million for fiscal 2009. We reported net losses of $12.7 million in fiscal 2011, $10.7 million in fiscal 2010 and $4.9 million in fiscal 2009.

Our revenue was $259.7 million in fiscal 2011, $249.3 million in fiscal 2010 and $227.5 million in fiscal 2009. Our gross profit was $146.1 million in fiscal 2011, $153.2 million in fiscal 2010 and $144.1 million in fiscal 2009. Our gross profit as a percentage of revenue ("total gross margin") was 56.3% in fiscal 2011, 61.4% in fiscal 2010 and 63.4% in fiscal 2009.

Our operating expenses were $158.6 million in fiscal 2011, compared to $164.7 million in fiscal 2010 and $155.5 million in fiscal 2009. Our fiscal 2011 operating expenses included $0.8 million of incremental costs related to the departure of our former Senior Vice President and Chief Financial Officer in August 2011 and $0.7 million of expense for the early termination of our lease in Freehold, New Jersey. Our fiscal 2010 operating expenses included $7.9 million of incremental costs in the aggregate related to the departures of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer, as well as $1.5 million of restructuring expense. Our fiscal 2009 operating expenses included $3.5 million of restructuring expense.

We recorded stock-based compensation expense of $7.9 million in fiscal 2011, $15.3 million in fiscal 2010 and $12.8 million in fiscal 2009.

Lower portfolio yield on our investments, coupled with slightly lower amounts invested in cash equivalents and marketable securities resulted in lower interest income, which was also a factor in our current year net loss. Interest income from our investments was $1.2 million in fiscal 2011, compared to $1.7 million in fiscal 2010 and $4.1 million in fiscal 2009.

Effective in fiscal 2012, we will report the first, second and third quarters of each fiscal year on a 4-4-5 basis. Our fiscal year-end will continue to be December 31.

Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates

and projections, there could be a material effect on our consolidated financial statements. The significant accounting policies that we believe are the most critical include the following:

- Revenue recognition;
- Inventory valuation;
- Loss contingencies and reserves;
- Stock-based compensation;
- Goodwill and intangible assets; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue from sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability of the related receivable is probable. When we have future obligations, including a requirement to deliver additional elements that are essential to the functionality of the delivered elements or when customer acceptance is required, we defer revenue recognition and related costs until those obligations are satisfied. Likewise, when fees for products or services are not fixed and determinable, we defer the recording of receivables, deferred revenue and revenue until such time as the fees become due or are collected. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund provisions.

Revenue from maintenance and support services is generally recognized ratably over the service period. Maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements. Revenue from other professional services is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

Our products typically have both software and non-software components that function together to deliver the products' essential functionality. Many of our sales involve multiple-element arrangements that include both software and hardware-related products, maintenance and various professional services. Effective January 1, 2011, we prospectively adopted the provisions of Accounting Standards Update ("ASU") 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14") and ASU 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") for new and materially modified arrangements originating on or after January 1, 2011. ASU 2009-14 amends industry-specific revenue accounting guidance for software and software-related transactions to exclude from its scope tangible products containing software components and non-software components that function together to deliver the product's essential functionality. All stand-alone software components will continue to be accounted for under the software revenue recognition guidance in Accounting Standards Codification ("ASC") 985-605, *Software—Revenue Recognition* ("ASC 985-605").

For transactions entered into prior to January 1, 2011 and prospectively for software-only sales, we recognize revenue in accordance with ASC 985-605. Under this guidance, revenue for any undelivered elements that are considered not essential to the functionality of the product and for which vendor-specific objective evidence of fair value ("VSOE") has been established is deferred and recognized upon delivery utilizing the residual method. If we do not have VSOE for each undelivered element we defer all revenue on the entire arrangement until VSOE is established or until such elements are delivered, provided that all other revenue criteria are met.

For transactions entered into subsequent to the adoption of ASU 2009-13 that include multiple elements, arrangement consideration is allocated to each element based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy as required by ASU 2009-13.

Consistent with the methodology under the previous accounting guidance, we establish VSOE based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. We have VSOE for our maintenance and support services and certain professional services. When VSOE exists it is used to determine the selling price of a deliverable. We have not been able to establish VSOE on any of our products and for certain of our services because we have not sold such products or services on a stand-alone basis, not priced such products or services within a narrow range, or had limited sales history.

When VSOE is not established, we attempt to establish the selling price of each element based on third-party evidence ("TPE"). Generally, our solution typically differs from that of our peers as there are no similar or interchangeable competitor products or services. Our various product and service offerings contain a significant level of customization and differentiation and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. Accordingly, we are not able to determine TPE for our products or services.

When we are unable to establish selling price using VSOE or TPE, we use estimated selling price ("ESP") in our allocation of arrangement consideration for the relevant deliverables. The objective of ESP is to determine the price at which we would transact a sale if a product or service was sold on a stand-alone basis. We determine ESP for our products and certain services by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional-specific market factors, profit objectives and pricing practices for such deliverables. The determination of ESP is a formal process within the Company that includes review and approval by our management.

We sell the majority of our products directly to our end customers. For products sold to resellers and distributors with whom we have sufficient history regarding the potential for product returns or refunds or any form of concession, we recognize revenue on a sell-in basis. For all other resellers and distributors, we recognize revenue on a sell-through basis.

Inventory Valuation. We review inventory for both potential obsolescence and potential loss of value periodically. In this review, we make assumptions about the future demand for and market value of the inventory and based on these assumptions, estimate the amount of any excess, obsolete or slow-moving inventory.

We write down our inventories if they are considered to be obsolete or at levels in excess of forecasted demand. In these cases, inventory is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made. To date, we have not been required to revise any of our assumptions or estimates used in determining our inventory valuations.

We write down our evaluation equipment at the time of shipment to our customers, as it is not probable that the inventory value will be realizable.

Loss Contingencies and Reserves. We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and record changes in estimates in the period they become

known. We are subject to various legal claims, including securities litigation. We reserve for legal contingencies and legal fees when the amounts are probable and reasonably estimable. Our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors.

Stock-Based Compensation. Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period.

We use the Black-Scholes valuation model for estimating the fair value on the date of grant of employee stock options. Determining the fair value of stock option awards at the grant date requires judgment regarding certain valuation assumptions, including the volatility of our stock price, expected term of the option, risk-free interest rate and expected dividends. Changes in such assumptions and estimates could result in different fair values and could therefore impact our earnings. Such changes would not impact our cash flows. The fair value of restricted stock and performance stock awards is based upon our stock price on the grant date.

The amount of stock-based compensation expense recorded in any period for unvested awards requires estimates of the amount of stock-based awards that are expected to be forfeited prior to vesting, as well as assumptions regarding the probability that performance awards will be earned. Assuming it was probable that the performance conditions for all outstanding performance-based stock awards would be satisfied, we would have recognized $2.5 million of additional stock-based compensation expense in fiscal 2011.

Goodwill and Intangible Assets. Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist. Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by comparing the carrying amount of the asset to future net undiscounted pretax cash flows expected to be generated by the asset. If these comparisons indicate that an asset is not recoverable, we will recognize an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset. Considerable judgment is required to estimate discounted future operating cash flows. Judgment is also required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible or other long-lived assets. Factors that could indicate an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in the models and valuation reports. To the extent these future projections and estimates change, the estimated amounts of impairment could differ from current estimates. Our annual testing for impairment of goodwill is completed as of November 30 of each year. Our testing for fiscal 2011, fiscal 2010 and fiscal 2009 indicated that no impairment of goodwill existed. At November 30, 2011, the fair value of our reporting unit was substantially in excess of the carrying value of our reporting unit.

Accounting for Income Taxes. Our provision for income taxes is comprised of a current and a deferred portion. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. We provide for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from tax net operating loss and credit carryforwards, depreciation, deferred revenue, stock-based compensation expense, accruals and reserves.

We assess the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Such assessment is completed on a jurisdiction by jurisdiction basis.

At December 31, 2011, we had valuation allowances of approximately $103 million to offset deferred tax assets of approximately $105 million. In the event we determine it is more likely than not we will be able to use a deferred tax asset in the future in excess of its net carrying value, the valuation allowance would be reduced, thereby increasing net earnings and increasing equity in the period such determination is made. At December 31, 2011, we had approximately $7 million of deferred tax assets related to compensation expenses for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and our tax deduction for restricted shares is determined as the shares vest, the ultimate realization of this benefit is directly associated with the price of our common stock. At December 31, 2011, the Company's stock price of $2.40 was well below the weighted average exercise price of our common stock options of $3.82. We have recorded net deferred tax assets in some of our international subsidiaries. These amounts could change in future periods based upon our operating results and changes in tax law.

We provide for income taxes during interim periods based on the estimated effective tax rate for the full fiscal year. We record a cumulative adjustment to the tax provision in an interim period in which a change in the estimated annual effective tax rate is determined.

We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as we currently plan to permanently reinvest these amounts and have the ability to do so.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of recognized tax benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

Years Ended December 31, 2011 and 2010

Revenue. Revenue for the years ended December 31, 2011 and 2010 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2011	2010	$	%
Product	$154,373	$146,583	$ 7,790	5.3%
Service	105,323	102,724	2,599	2.5%
Total revenue	$259,696	$249,307	$10,389	4.2%

Product revenue is comprised of sales of our voice infrastructure products. The products typically incorporated into our trunking and access solutions include our GSX9000 and GSX4000 Open Services Switches and our ASX Call Feature Server. The products typically incorporated into our SBC solutions include our NBS9000 and NBS5200 Network Border Switches. Certain of our products may be incorporated into either our trunking and access solutions or our SBC solutions; these products include, but are not limited to, our PSX Policy & Routing Server, SGX Signaling Gateway, ASC Call Feature Server, IMX Service Delivery Platform, Sonus Insight Management System, ASX Access Gateway Control Function and our suite of network analytical applications.

Product revenue for the years ended December 31, 2011 and 2010 was comprised of the following (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2011	2010	$	%
Trunking and access	$116,506	$122,244	$(5,738)	(4.7)%
SBC	37,867	24,339	13,528	55.6%
Total product revenue	$154,373	$146,583	$ 7,790	5.3%

In fiscal 2011, we recognized $33.7 million of product revenue in the aggregate from 20 new customers, including $24.4 million of revenue from a project for Bahamas Telecommunications Company Ltd. ("Bahamas Telecom") that was completed in the first quarter of fiscal 2011. In fiscal 2010, we recognized $26.0 million of product revenue in the aggregate from 20 new customers. New customers are those from whom we recognize revenue for the first time, although we may have had outstanding orders from such customers for several years, especially for certain multi-year projects, including the aforementioned Bahamas Telecom project.

The timing of the completion of customer projects, revenue recognition criteria satisfaction and customer payments included in multiple element arrangements may cause our product revenue to fluctuate from one period to the next. We expect that our product revenue in fiscal 2012 will increase from 2011 levels, primarily due to increased sales of our SBC products.

We recognized product revenue from AT&T of approximately $18 million in fiscal 2011 and approximately $32 million in fiscal 2010. For orders received between October 1, 2008 and December 31, 2010 from AT&T, we concluded that we no longer had sufficient evidence of VSOE on maintenance services and accordingly, all such product revenue for AT&T was recognized ratably over the maintenance period, which ended December 31, 2010. Revenue recognized in fiscal 2010 included $14.4 million related to orders received during fiscal 2008 and fiscal 2009, due to such ratable recognition.

Service revenue is primarily comprised of hardware and software maintenance and support, network design, installation and other professional services.

Service revenue for the years ended December 31, 2011 and 2010 was comprised of the following (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2011	2010	$	%
Maintenance	$ 76,418	$ 78,379	$(1,961)	(2.5)%
Professional services	28,905	24,345	4,560	18.7%
Total service revenue	$105,323	$102,724	$ 2,599	2.5%

The increase in service revenue in fiscal 2011 compared to fiscal 2010 is attributable to $4.6 million of higher professional services revenue, partially offset by $2.0 million of lower maintenance revenue. We recognized $2.5 million of maintenance revenue in the aggregate from 19 new customers in fiscal 2011 and $3.1 million of maintenance revenue in the aggregate from 19 new customers in fiscal 2010. We recognized $12.2 million of professional services revenue in the aggregate from 17 new customers in fiscal 2011 and $7.4 million of professional services revenue in the aggregate from 24 new customers in fiscal 2010. The timing of the completion of projects for revenue recognition, customer payments and maintenance contracts may cause our services revenue to fluctuate from one period to the next. We expect that our service revenue in fiscal 2012 will increase from fiscal 2011 levels.

Our adoption, effective January 1, 2011, of ASU 2009-13 and ASU 2009-14 was material to our financial results, increasing product revenue by approximately $34 million for the year ended December 31, 2011, compared to what would have been recognized had we continued to apply the previous software revenue guidance set forth in ASC 985-9605 to all arrangements in the current year. Approximately $13 million of this increase was the result of the timing of revenue recognition for our AT&T revenue arrangements with the remaining increase attributable to a number of other customer arrangements in fiscal 2011 that would not have been recognized in the period under the previous guidance. Under the new guidance, the delivered elements of these transactions were determined to constitute separate units of accounting that allowed for partial recognition of arrangements that included undelivered products or services which under ASC 985-605 would have resulted in deferral of the entire arrangement due to lack of VSOE for such undelivered elements. In response to the new guidance, in various instances, during fiscal 2011 we modified our selling approach with respect to the overall structure of arrangements to include potential undelivered elements for which we could not establish VSOE, the inclusion of which would have precluded recognition for the arrangement as a whole under the previous guidance. As a result of this change in certain of our sales arrangements in fiscal 2011, the increase in our product revenue for fiscal 2011 attributable to application of the new guidance is greater than it would have been had we continued to structure our selling arrangements as we had in fiscal 2010.

In fiscal 2011, we had two customers, AT&T and Bahamas Telecom, that each contributed 10% or more of our revenue. In fiscal 2010, we had one customer, AT&T, that contributed 10% or more of our revenue.

International revenue was approximately 40% of revenue in fiscal 2011 and approximately 32% of revenue in fiscal 2010. Due to the timing of project completions, we expect that the domestic and international components as a percentage of our revenue will fluctuate from quarter to quarter and year to year.

Our deferred product revenue was $8.9 million at December 31, 2011 and $39.8 million at December 31, 2010. Our deferred service revenue was $41.3 million at December 31, 2011 and

$45.8 million at December 31, 2010. The reduction in deferred revenue at December 31, 2011 compared to December 31, 2010 is primarily attributable to the recognition of revenue from the completion in fiscal 2011 of the Bahamas Telecom project for which the revenue had been previously deferred. Our deferred revenue balance may fluctuate as a result of the timing of revenue recognition, customer payments, maintenance contract renewals, contractual billing rights and maintenance revenue deferrals included in multiple element arrangements.

Cost of Revenue/Gross Profit. Our cost of revenue consists primarily of amounts paid to third-party manufacturers for purchased materials and services, royalties, manufacturing and professional services personnel and related costs and provision for inventory obsolescence. Cost of revenue and gross profit as a percentage of revenue ("gross margin") for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2011	2010	$	%
Cost of revenue				
Product	$ 57,929	$48,163	$ 9,766	20.3%
Service	55,646	47,992	7,654	15.9%
Total cost of revenue	$113,575	$96,155	$17,420	18.1%
Gross margin				
Product	62.5%	67.1%		
Service	47.2%	53.3%		
Total gross margin	56.3%	61.4%		

The decrease in product gross margin in fiscal 2011 compared to fiscal 2010 was primarily due to the lower gross margin realized on the completion of the Bahamas Telecom project. The lower gross margin realized on the Bahamas Telecom project was primarily due to the high level of third-party products incorporated into this project. These higher third-party costs decreased our product gross margin by approximately six percentage points. This reduction was partially offset by lower manufacturing-related costs, which increased our gross margin by approximately one percentage point.

The decrease in service gross margin in fiscal 2011 compared to fiscal 2010 was primarily attributable to higher third-party costs, principally related to the Bahamas Telecom project, which decreased our service gross margin by approximately four percentage points, and higher employee costs related to our increased services headcount, which decreased our service gross margin by approximately two percentage points. Our service cost of revenue is relatively fixed in advance of any particular quarter and therefore, changes in service revenue will have a significant impact on service gross margins.

We believe that our gross margin over time will remain in our long-term financial model of 58% to 62%.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel expenses and prototype costs related to the design, development, testing and enhancement of our products. Research and development expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2011	2010	$	%
$64,410	$62,786	$1,624	2.6%

The increase in research and development expenses in fiscal 2011 compared to fiscal 2010 is attributable to $1.5 million of higher employee-related expense related to increased headcount to support our product initiatives, $0.2 million of higher expense for product development (third-party development, prototype and test equipment costs) and $0.3 million of net increases in other research and development expenses. These increases were partially offset by $0.4 million of lower facilities costs. The increase in employee-related expense in fiscal 2011 is comprised of $3.4 million of higher salary and related expenses and $0.2 million of other employee-related expenses, partially offset by $1.6 million of lower bonus expense and $0.5 million of lower stock-based compensation expense. The decrease in facilities costs is primarily attributable to the move of our corporate office (offices and development facilities) to a smaller office in December 2010, partially offset by $0.7 million of expense recorded in the fourth quarter of fiscal 2011 for the termination fees related to our Freehold, New Jersey facility. In December 2011, in accordance with the termination provisions of our lease in New Jersey, we notified our landlord that we would be vacating this facility by December 31, 2012 to move to a new location. We are currently in the process of reviewing available facilities for relocation of our New Jersey research and development operations to another location in that state.

Some aspects of our research and development efforts require significant short-term expenditures, the timing of which may cause significant variability in our expenses. We believe that rapid technological innovation is critical to our long-term success, and we are tailoring our investments to meet the requirements of our customers and market. We believe that our research and development expenses for fiscal 2012 will increase from 2011 levels due to our increased focus on new product development.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, customer trial and evaluations inventory and other marketing and sales support expenses. Sales and marketing expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2011	2010	$	%
$59,279	$51,033	$8,246	16.2%

The increase in sales and marketing expenses in fiscal 2011 compared to fiscal 2010 is attributable to $5.6 million of higher employee-related expenses, $1.2 million of higher software and equipment costs related primarily to equipment for sales support, $0.6 million of higher professional fees, $0.5 million of higher marketing and trade show expenses and $0.4 million of net increases in other expenses. The higher employee-related expenses in fiscal 2011 include $4.4 million of higher salary-related and commissions expense and $2.0 million of higher employee recruiting, travel and training, partially offset by $0.8 million of lower stock-based compensation expense. The increase in salary and salary-related expenses in fiscal 2011 compared to fiscal 2010 is primarily attributable to higher headcount related to our continued focus on expanded coverage. The increase in commissions expense in fiscal 2011 is primarily attributable to our higher revenue compared to fiscal 2010. We believe that our sales and marketing expenses will increase in fiscal 2012 from fiscal 2011 levels, primarily attributable to higher personnel and related costs.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses and

professional fees. General and administrative expenses for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

Year ended December 31,		Decrease from prior year	
2011	2010	$	%
$34,957	$49,391	$(14,434)	(29.2)%

The decrease in general and administrative expenses in fiscal 2011 compared to fiscal 2010 is attributable to $11.6 million of lower employee-related expenses, $2.0 million of lower professional fees (legal, audit and consulting fees) and $0.8 million of net decreases in other general and administrative expenses.

The decrease in employee-related expenses is primarily attributable to expenses aggregating $7.9 million recorded in fiscal 2010 related to the 2010 departures of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer. In fiscal 2010 we recorded $6.7 million of accelerated expense recognition, comprised of $4.6 million of stock-based compensation expense and $2.1 million of expense related to cash payments, in connection with our former President and Chief Executive Officer's Retention Agreement dated May 18, 2010. In fiscal 2010 we also recorded $1.2 million of accelerated expense recognition, comprised of $0.5 million of stock-based compensation expense and $0.7 million of expense related to cash payments, in connection with the departure of our former Executive Vice President and Chief Operating Officer in December 2010. The decrease in employee-related expenses for fiscal 2011 attributable to the absence of these expenses was partially offset by $0.8 million of expenses that we recorded in fiscal 2011 related to the departure of our former Senior Vice President and Chief Financial Officer in fiscal 2011, comprised of $0.3 million of stock-based compensation expense for the accelerated vesting of certain stock based awards and $0.5 million of expense related to cash payments.

Excluding the aforementioned impact of the departures of our former President and Chief Executive Officer, our former Executive Vice President and Chief Operating Officer and our former Senior Vice President and Chief Financial Officer, other factors contributing to the lower employee-related expenses in fiscal 2011 compared to fiscal 2010 include $2.7 million of lower combined salary and bonus expense, $0.9 million of lower stock-based compensation expense and $0.9 million of other employee-related expenses, including recruiting, travel and training.

We believe that our general and administrative expenses will increase in fiscal 2012 from fiscal 2011 levels, primarily due to higher employee-related expenses.

Restructuring. On August 24, 2010, we announced a restructuring initiative to close our offices in Ottawa, Canada and in Darmstadt, Germany, to relocate our Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce our workforce by 12 people, or approximately 1% of employees worldwide. We recorded $1.5 million of restructuring expense in fiscal 2010.

We did not record restructuring expense in fiscal 2011.

Interest Income, net. Interest income and interest expense for the years ended December 31, 2011 and 2010 were as follows (in thousands, except percentages):

	Year ended December 31,		Decrease from prior year	
	2011	2010	$	%
Interest income	$1,159	$1,740	$(581)	(33.4)%
Interest expense	128	(191)	(319)	(167.0)%
Interest income, net	$1,287	$1,549	$(262)	(16.9)%

Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in fiscal 2011 includes the reversal of expense recorded in a prior year related to tax penalties, which were settled in fiscal 2011, net of interest on capital lease obligations. Interest expense in fiscal 2010 relates to capital lease obligations. The reduction in interest income, net, in fiscal 2011 compared to fiscal 2010 is primarily attributable to a lower average portfolio yield as a result of the economic environment, coupled with slightly lower amounts invested in cash equivalents and marketable securities.

Income Taxes. We recorded provisions for income taxes of $1.5 million in fiscal 2011 and $0.7 million in fiscal 2010, primarily related to foreign operations. The income tax benefits from the deferred tax assets recorded in connection with our current year domestic losses have been offset by an increase in the valuation allowance. During fiscal 2011 and fiscal 2010, we performed an analysis to determine if, based on all available evidence, we considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of our evaluations, we concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to our cumulative losses and other factors. Accordingly, we maintained a valuation against our domestic deferred tax assets.

Years Ended December 31, 2010 and 2009

Revenue. Revenue for the years ended December 31, 2010 and 2009 was as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	2009	$	%
Product	$146,583	$136,276	$10,307	7.6%
Service	102,724	91,220	11,504	12.6%
Total revenue	$249,307	$227,496	$21,811	9.6%

Product revenue for the years ended December 31, 2010 and 2009 was comprised of the following (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	2009	$	%
Trunking and access	$122,244	$112,412	$ 9,832	8.8%
SBC	24,339	23,864	475	2.0%
Total product revenue	$146,583	$136,276	$10,307	7.6%

The increase in product revenue in fiscal 2010 compared to fiscal 2009 resulted from approximately $25 million of additional product revenue from AT&T, partially offset by approximately $15 million of lower product revenue from other customers. Revenue from our trunking and access products increased $9.8 million in fiscal 2010 compared to fiscal 2009. Revenue from our SBC products increased $0.5 million in fiscal 2010 compared to fiscal 2009. In fiscal 2010, we recognized $26.0 million of product revenue in the aggregate from 20 new customers. We recognized $16.9 million of product revenue in the aggregate from 7 new customers in fiscal 2009.

For orders received after October 1, 2008 from AT&T, we concluded that we no longer had sufficient evidence of VSOE on maintenance services. As a result, all revenue related to multiple element arrangements for this customer entered into beginning in the fourth quarter of fiscal 2008 was recognized ratably over the arrangement's maintenance period, which ended December 31, 2010, provided all other revenue recognition criteria were met. Revenue recognition on multiple arrangements with AT&T began when the only undelivered element of the arrangement was maintenance. We recognized approximately $32 million of such product revenue in fiscal 2010 and approximately $7 million of such product revenue in fiscal 2009 from AT&T. We recognized approximately $15 million of such maintenance revenue in fiscal 2010 and approximately $9 million of such maintenance revenue in fiscal 2009 from AT&T. The increase in ratably recognized revenue from AT&T in fiscal 2010 compared to fiscal 2009 was due to fiscal 2010 orders being recognized as revenue over a shorter period than orders placed in fiscal 2009. In December 2010, we entered into a new maintenance agreement with AT&T, which covers the period from January 1, 2011 through April 30, 2013.

Service revenue for the years ended December 31, 2010 and 2009 was comprised of the following (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	2009	$	%
Maintenance	$ 78,379	$69,132	$ 9,247	13.4%
Professional services	24,345	22,088	2,257	10.2%
Total service revenue	$102,724	$91,220	$11,504	12.6%

10-K

The increase in service revenue in fiscal 2010 compared to fiscal 2009 is attributable to $9.2 million of higher maintenance revenue and $2.3 million of higher professional services revenue. We recognized $3.1 million of maintenance revenue in the aggregate from 19 new customers in fiscal 2010 and $0.9 million of maintenance revenue in the aggregate from 8 new customers in fiscal 2009. We recognized $7.4 million of professional services revenue in the aggregate from 24 new customers in fiscal 2010 and $4.3 million of professional services revenue in the aggregate from 10 new customers in fiscal 2009.

In fiscal 2010, we had one customer, AT&T, that contributed 10% or more of our revenue. In fiscal 2009, we had no customers that contributed 10% or more of our revenue.

International revenue was approximately 32% of revenue in fiscal 2010 and approximately 30% of revenue in fiscal 2009.

Our deferred product revenue was $39.8 million at December 31, 2010 and $47.7 million at December 31, 2009. Our deferred service revenue was $45.8 million at December 31, 2010 and $52.3 million at December 31, 2009.

Cost of Revenue/Gross Profit. Cost of revenue and gross margin for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase from prior year	
	2010	**2009**	**$**	**%**
Cost of revenue				
Product	$48,163	$38,893	$ 9,270	23.8%
Service	47,992	44,467	3,525	7.9%
Total cost of revenue	$96,155	$83,360	$12,795	15.3%
Gross margin				
Product	67.1%	71.5%		
Service	53.3%	51.3%		
Total gross margin	61.4%	63.4%		

The decrease in product gross margin in fiscal 2010 compared to fiscal 2009 is primarily due to changes in product and customer mix, including the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008. These factors decreased our product gross margin by approximately four percentage points.

The increase in service gross margin in fiscal 2010 compared to fiscal 2009 is primarily attributable to higher service revenue against our relatively fixed cost base, which increased our service gross margin by approximately two percentage points, partially offset by higher third-party costs, which reduced our service gross margin by approximately one-half of one percentage point. Our higher fixed cost base in fiscal 2010 compared to fiscal 2009 is primarily related to our employee incentive program.

Research and Development Expenses. Research and development expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	**2009**	**$**	**%**
$62,786	$59,864	$2,922	4.9%

The increase in research and development expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $4.7 million of increased expense for third-party development and prototype costs for both our new and existing product offerings and $2.1 million of higher facilities costs. These increases were partially offset by $3.1 million of lower employee-related costs and $0.7 million of lower depreciation expense. Our higher facilities costs are primarily related to our expanded research and development facilities in fiscal 2010 compared to fiscal 2009. The reduction in our employee-related costs is primarily related to the relocation of our research and development activities to our development center in India, coupled with a net reduction in our worldwide research and development headcount of approximately 25 employees. This reduction is the net result of the actions taken through our 2009 and 2008 restructuring initiatives, partially offset by an increase of approximately 115 employees at our development center in India compared to such number of employees at December 31, 2009.

Sales and Marketing Expenses. Sales and marketing expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	2009	$	%
$51,033	$48,929	$2,104	4.3%

The increase in sales and marketing expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $1.3 million of increased employee-related expenses, $0.9 million of higher expense related to increased new product trial and evaluation equipment activity and $0.8 million of higher sales subcontractor fees related primarily to our entry into new geographies. These increases were partially offset by $0.5 million of lower trade show expenses and $0.4 million of lower other expenses. The increase in employee-related expenses is primarily comprised of $2.1 million of higher commission expense related to our higher revenue levels in fiscal 2010 and $0.6 million of incremental expense related to our employee incentive program, partially offset by $1.6 million of lower stock-based compensation expense.

General and Administrative Expenses. General and administrative expenses for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

Year ended December 31,		Increase from prior year	
2010	2009	$	%
$49,391	$43,217	$6,174	14.3%

The increase in general and administrative expenses in fiscal 2010 compared to fiscal 2009 is primarily attributable to $10.6 million of higher employee-related expense, including $7.9 million resulting from the departures of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer, and $0.4 million of net increases in other costs, partially offset by lower expenses that include $3.9 million of lower legal-related and professional fees, $0.6 million of lower bad debt expense and $0.4 million of lower foreign currency translation expense.

Restructuring. On August 24, 2010, we announced a restructuring initiative to close our offices in Ottawa, Canada and in Darmstadt, Germany, to relocate our Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce our workforce by 12 people, or approximately 1% of employees worldwide. We recorded $1.5 million of restructuring expense in fiscal 2010, of which $0.4 million was recorded in the fourth quarter and $1.1 million was recorded in the third quarter. During the fourth quarter of fiscal 2010, as a result of changing business circumstances in certain geographic areas, including the availability of suitable replacement facilities and certain customer relationships, we elected not to close our office in Darmstadt, Germany, or to relocate our Freehold, New Jersey facility. As a result, we did not record restructuring expense related to either of these facilities.

We recorded $3.5 million of restructuring expense in fiscal 2009 related to three restructuring initiatives, which reduced our workforce by approximately 190 employees in the aggregate.

Interest Income, net. Interest income and interest expense for the years ended December 31, 2010 and 2009 were as follows (in thousands, except percentages):

	Year ended December 31,		Increase (decrease) from prior year	
	2010	2009	$	%
Interest income	$1,740	$4,105	$(2,365)	(57.6)%
Interest expense	(191)	(183)	8	4.4%
Interest income, net	$1,549	$3,922	$(2,373)	(60.5)%

The reduction in interest income, net, in the current year is primarily attributable to a lower average portfolio yield, coupled with slightly lower amounts invested in cash equivalents and marketable securities in fiscal 2010 compared to fiscal 2009 as a result of the economic environment.

Income Taxes. For the year ended December 31, 2010, we recognized income tax expense of $0.7 million, primarily related to foreign operations. The income tax benefits from the deferred tax assets recorded in connection with our fiscal 2010 domestic losses were offset by an increase in the valuation allowance. For the year ended December 31, 2009, we recognized an income tax benefit of $2.5 million. This benefit was comprised of a recovery of prior year domestic tax payments as a result of tax law changes and a foreign tax benefit of $1.1 million impacted by international settlements. During fiscal 2010 and fiscal 2009, we performed an analysis to determine if, based on all available evidence, we considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of our evaluations, we concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to our cumulative losses and other factors. Accordingly, we maintained a valuation against our domestic deferred tax asset amounting to $103.1 million at December 31, 2010 and $117.8 million at December 31, 2009.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

Our consolidated statements of cash flows are summarized as follows (in thousands):

	Year ended December 31,		
	2011	2010	Change
Net loss	$(12,703)	$(10,691)	$ (2,012)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities	19,984	27,743	(7,759)
Changes in operating assets and liabilities	(13,191)	1,455	(14,646)
Net cash (used in) provided by operating activities	$ (5,910)	$ 18,507	$(24,417)
Net cash provided by (used in) investing activities	$ 48,758	$(81,264)	$130,022
Net cash provided by (used in) financing activities	$ 804	$ (277)	$ 1,081

Our cash, cash equivalents, marketable securities and long-term investments totaled $385.0 million at December 31, 2011 and $408.4 million at December 31, 2010. We had cash and short-term

investments held by our foreign subsidiaries aggregating approximately $18 million at December 31, 2011 and approximately $10 million at December 31, 2010. We do not intend to repatriate these funds, and as such, they are not available to fund our domestic operations. If we were to repatriate the funds, they would likely be treated as income for U.S. tax purposes, fully offset by the Company's net operating losses. We do not believe this has a material impact on our liquidity.

Our operating activities used $5.9 million of cash in fiscal 2011, compared to $18.5 million of cash provided in fiscal 2010.

Cash used in operating activities in fiscal 2011 was primarily the result of lower deferred revenue, accrued expenses and other long-term liabilities, and accounts payable. These amounts were offset by lower inventory and other operating assets. The reduction in deferred revenue is primarily attributable to the recognition of revenue from the completion in fiscal 2011 of the Bahamas Telecom project for which the revenue had been previously deferred. The reduction in accrued expenses and other long-term liabilities is primarily related to employee compensation and related costs, including payments made in connection with our Company-wide employee incentive bonus program and payments in 2011 related to the departures in 2010 of our former President and Chief Executive Officer and our former Executive Vice President and Chief Operating Officer. The reduction in accounts payable is primarily the result of lower operating expenses in fiscal 2011 compared to fiscal 2010. The lower inventory levels are primarily related to the recognition of deferred cost of goods sold in connection with the completion of the Bahamas Telecom project. Our net loss, adjusted for non-cash items such as depreciation, amortization and stock-based compensation, provided $7.3 million of cash.

Cash provided by operating activities in fiscal 2010 was primarily the result of higher accrued expenses and other long-term liabilities, and accounts payable and lower other operating assets. These amounts were offset by lower deferred revenue and increases in inventory and accounts receivable. The increase in accrued expenses and other long-term liabilities is primarily attributable to employee compensation and related costs, including accruals related to the implementation in 2010 of our Company-wide employee incentive program and fiscal 2011 payments related to the departures from the Company of our former President and Executive Officer and our former Executive Vice President and Chief Operating Officer and accruals for professional fees, partially offset by the timing of payments for previously accrued royalty payments and lower taxes payable. Our accounts payable increase is primarily attributable to purchases of materials in the latter part of the fourth quarter of fiscal 2010 for which payments are due to vendors in fiscal 2011. The decrease in deferred revenue is primarily the result of the completion of projects for which the revenue had been deferred at December 31, 2009, partially offset by new orders in fiscal 2010 for which revenue recognition criteria had not been met as of December 31, 2010. Our higher accounts receivable balance reflects our increased revenue in the fourth quarter of fiscal 2010 for which payments are due to us by our customers in fiscal 2011. Our higher inventory levels are primarily related to our NBS5200 product and preparation for product end-of-life purchases by our customers, including the aforementioned purchases of materials in the latter part of the fourth quarter of fiscal 2010. Non-cash operating expenses, such as depreciation, amortization and stock-based compensation, aggregated $27.7 million.

Our investing activities provided $48.8 million of cash in fiscal 2011, comprised of $62.2 million of net maturities of marketable securities, partially offset by $13.2 million of investments in property and equipment and a $0.3 million increase in restricted cash. Our investing activities used $81.3 million of cash in fiscal 2010, comprised of $62.0 million of net purchases of marketable securities, $17.3 million of investments in property and equipment and $2.0 million to purchase intangible assets.

Our financing activities provided $0.8 million of cash in fiscal 2011 and used $0.3 million of cash in fiscal 2010. The fiscal 2011 amount is the result of $1.5 million of proceeds from the sale of our common stock in connection with our Amended and Restated 2000 Employee Stock Purchase Plan ("ESPP") and $0.8 million of proceeds from the exercise of stock options, partially offset by

$1.4 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.1 million used for payments on our capital leases for office equipment. The fiscal 2010 amount is the result of $2.4 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment. These amounts were partially offset by $1.4 million of proceeds from the sale of our common stock in connection with our ESPP and $1.0 million of proceeds from the exercise of stock options.

Contractual Obligations

Our contractual obligations (both principal and interest) at December 31, 2011 consist of the following (in thousands):

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Capital lease obligations	$ 202	$ 112	$ 90	$ —	$ —
Operating lease obligations	16,284	4,532	5,818	3,787	2,147
Purchase obligations	30,004	29,587	278	139	—
Uncertain tax positions*	10,004	10,004	—	—	—
	$56,494	$44,235	$6,186	$3,926	$2,147

* This liability is not subject to fixed payment terms and the amount and timing of payments, if any, which we will make related to this liability are not known. See Note 16 to our consolidated financial statements appearing in this Annual Report on Form 10-K for additional information.

Based on our current expectations, we believe our current cash, cash equivalents, marketable debt securities and long-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months. It is difficult to predict future liquidity requirements with certainty. The rate at which we will consume cash will be dependent on the cash needs of future operations, including changes in working capital, which will, in turn, be directly affected by the levels of demand for our products, the timing and rate of expansion of our business, the resources we devote to developing our products and any litigation settlements. We anticipate devoting substantial capital resources to continue our research and development efforts, to maintain our sales, support and marketing, to improve our controls environment, for other general corporate activities and to vigorously defend against existing and potential litigation. See Note 20 to our consolidated financial statements for a description of our other contingencies.

Recent Accounting Pronouncements

On September 15, 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"), which gives companies testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If a company determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for us in the first quarter of fiscal 2012. We do not believe ASU 2011-08 will have a material impact on our consolidated financial statements.

On June 16, 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires companies to report components of comprehensive income in either: (1) a continuous statement of comprehensive income;

or (2) two separate consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. On December 23, 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which defers certain provisions of ASU 2011-05, including the provision that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The unaffected provisions of ASU 2011-05 will be effective for us in our reporting of the first quarter of fiscal 2012. The adoption of ASU 2011-05 will not have any impact on our results of operations or financial position. We are currently considering the appropriate disclosure under this ASU.

On May 12, 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which provides guidance on how (as opposed to when) to measure fair value and on what disclosures to provide about fair value measurements. ASU 2011-04 expands previously existing disclosure requirements for fair value measurements, including disclosures regarding transfers between Level 1 and Level 2 in the fair value hierarchy currently disclosed. ASU 2011-04 will be effective for us in the first quarter of fiscal 2012. Some of our disclosures on fair value measurements may change upon adoption of ASU 2011-04. We are currently assessing the impact, if any, on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations.

At December 31, 2011, our cash, cash equivalents, marketable securities and long-term investments totaled $385.0 million. We maintain an investment portfolio of various holdings, types and maturities which may include money market funds, commercial paper, corporate notes, certificates of deposit and government debt securities. A sharp rise in market interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in market interest rates could have a material impact on the interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures. We place our investments with high quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment grade securities. We manage potential losses in fair value by investing in relatively short-term investments, thereby allowing us to hold our investments to maturity. A hypothetical movement of plus or minus 50 basis points in market interest rates could affect the value of our investment portfolio by approximately $0.7 million. However, we have the ability to hold our investments until maturity, and therefore do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would be adversely affected by approximately $2.6 million and our net loss would be adversely affected by approximately $0.1 million, although the actual effects may differ materially from this hypothetical analysis.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the accompanying consolidated balance sheets of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sonus Networks, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of recognizing revenue for multiple-element arrangements effective January 1, 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2012

SONUS NETWORKS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 105,451	$ 62,501
Marketable securities	224,090	258,831
Accounts receivable, net	53,126	52,813
Inventory	15,434	22,499
Deferred income taxes	486	408
Other current assets	12,246	16,474
Total current assets	410,833	413,526
Property and equipment, net	22,084	21,284
Intangible assets, net	1,200	1,600
Goodwill	5,062	5,062
Investments	55,427	87,087
Deferred income taxes	1,137	1,271
Other assets	8,972	26,124
	$ 504,715	$ 555,954
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 12,754	$ 16,936
Accrued expenses	21,620	29,999
Current portion of deferred revenue	38,565	42,776
Current portion of long-term liabilities	1,275	338
Total current liabilities	74,214	90,049
Deferred revenue	11,601	42,811
Long-term liabilities	3,599	4,138
Total liabilities	89,414	136,998
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value; 600,000,000 shares authorized; 279,318,396 shares issued and outstanding at December 31, 2011; 277,170,262 shares issued and outstanding at December 31, 2010	279	277
Additional paid-in capital	1,309,919	1,301,285
Accumulated deficit	(902,204)	(889,501)
Accumulated other comprehensive income	7,307	6,895
Total stockholders' equity	415,301	418,956
	$ 504,715	$ 555,954

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year ended December 31,		
	2011	2010	2009
Revenue:			
Product	$154,373	$146,583	$ 136,276
Service	105,323	102,724	91,220
Total revenue	259,696	249,307	227,496
Cost of revenue:			
Product	57,929	48,163	38,893
Service	55,646	47,992	44,467
Total cost of revenue	113,575	96,155	83,360
Gross profit	146,121	153,152	144,136
Operating expenses:			
Research and development	64,410	62,786	59,864
Sales and marketing	59,279	51,033	48,929
General and administrative	34,957	49,391	43,217
Restructuring	—	1,501	3,510
Total operating expenses	158,646	164,711	155,520
Loss from operations	(12,525)	(11,559)	(11,384)
Interest income, net	1,287	1,549	3,922
Other income, net	—	12	71
Loss before income taxes	(11,238)	(9,998)	(7,391)
Income tax (provision) benefit	(1,465)	(693)	2,459
Net loss	$(12,703)	$(10,691)	$ (4,932)
Loss per share			
Basic	$ (0.05)	$ (0.04)	$ (0.02)
Diluted	$ (0.05)	$ (0.04)	$ (0.02)
Shares used to compute loss per share:			
Basic	278,540	275,470	273,730
Diluted	278,540	275,470	273,730

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Consolidated Statements of Stockholders' Equity and Comprehensive Loss
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity	Comprehensive Loss
	Shares	Par Value				Shares	Cost		
Balance, January 1, 2009	**275,133,894**	**$275**	**$1,272,952**	**$(873,878)**	**$ 7,353**	**2,296,910**	**$(267)**	**$406,435**	
Issuance of common stock in connection with employee stock purchase plan	830,940	1	1,315					1,316	
Exercise of stock options	96,304		51					51	
Vesting of restricted stock	1,098,798	1						1	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(367,039)		(673)					(673)	
Stock-based compensation expense			12,681					12,681	
Unrealized loss on available-for-sale marketable securities, net of tax					(1,082)			(1,082)	$ (1,082)
Currency translation adjustment					441			441	441
Net loss				(4,932)				(4,932)	(4,932)
Comprehensive loss for the year ended December 31, 2009									$ (5,573)
Balance, December 31, 2009	**276,792,897**	**277**	**1,286,326**	**(878,810)**	**6,712**	**2,296,910**	**(267)**	**414,238**	
Issuance of common stock in connection with employee stock purchase plan	630,098	1	1,352					1,353	
Exercise of stock options	694,833	1	975					976	
Vesting of restricted stock	2,067,787							—	
Issuance of vested performance-based stock awards	25,000							—	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(743,443)		(2,385)					(2,385)	
Stock-based compensation expense			15,348					15,348	
Settlement payment for forfeited stock options			(66)					(66)	
Cancellation and retirement of treasury stock	(2,296,910)	(2)	(265)			(2,296,910)	267	—	
Unrealized loss on available-for-sale marketable securities, net of tax					(319)			(319)	$ (319)
Currency translation adjustment					502			502	502
Net loss				(10,691)				(10,691)	(10,691)
Comprehensive loss for the year ended December 31, 2010									$(10,508)
Balance, December 31, 2010	**277,170,262**	**277**	**1,301,285**	**(889,501)**	**6,895**	**—**	**—**	**418,956**	
Issuance of common stock in connection with employee stock purchase plan	637,403	1	1,779					1,780	
Exercise of stock options	452,617		818					818	
Vesting of restricted stock	1,269,393	1						1	
Issuance of vested performance-based stock awards	312,556							—	
Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations	(523,835)		(1,439)					(1,439)	
Stock-based compensation expense			7,476					7,476	
Unrealized gain on available-for-sale marketable securities, net of tax					22			22	$ 22
Currency translation adjustment					390			390	390
Net loss				(12,703)				(12,703)	(12,703)
Comprehensive loss for the year ended December 31, 2011									$(12,291)
Balance, December 31, 2011	**279,318,396**	**$279**	**$1,309,919**	**$(902,204)**	**$ 7,307**	**—**	**$ —**	**$415,301**	

See notes to the consolidated financial statements.

SONUS NETWORKS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net loss	$ (12,703)	$ (10,691)	$ (4,932)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities:			
Depreciation and amortization of property and equipment	11,629	11,205	10,104
Amortization of intangible assets	400	741	232
Stock-based compensation	7,865	15,285	12,810
Loss on disposal of property and equipment	24	106	241
Deferred income taxes	66	406	449
Changes in operating assets and liabilities:			
Accounts receivable	(217)	(4,689)	27,790
Inventory	22,900	(9,506)	(2,456)
Other operating assets	10,562	6,218	(7,836)
Accounts payable	(3,537)	11,539	(4,229)
Accrued expenses and other long-term liabilities	(7,377)	12,587	(9,803)
Accrued litigation settlements	—	—	(9,600)
Deferred revenue	(35,522)	(14,694)	20,987
Net cash (used in) provided by operating activities	(5,910)	18,507	33,757
Cash flows from investing activities:			
Purchases of property and equipment	(13,173)	(17,295)	(6,612)
Purchase of intangible assets	—	(2,000)	—
Purchases of marketable securities	(219,800)	(392,343)	(268,971)
Sale/maturities of marketable securities	282,041	330,374	243,984
Increase in restricted cash	(310)	—	—
Net cash provided by (used in) investing activities	48,758	(81,264)	(31,599)
Cash flows from financing activities:			
Proceeds from sale of common stock in connection with employee stock purchase plan	1,513	1,353	1,119
Proceeds from exercise of stock options	818	976	51
Payment of tax withholding obligations related to net share settlements of restricted stock awards	(1,439)	(2,385)	(673)
Principal payments of capital lease obligations	(88)	(221)	(233)
Net cash provided by (used in) financing activities	804	(277)	264
Effect of exchange rate changes on cash and cash equivalents	(702)	212	694
Net increase (decrease) in cash and cash equivalents	42,950	(62,822)	3,116
Cash and cash equivalents, beginning of year	62,501	125,323	122,207
Cash and cash equivalents, end of year	$ 105,451	$ 62,501	$ 125,323
Supplemental disclosure of cash flow information:			
Interest paid	$ 10	$ 191	$ 147
Income taxes paid	$ 926	$ 1,612	$ 789
Income tax refunds received	$ 827	$ 1,406	$ 1,759
Supplemental disclosure of non-cash investing activities:			
Capital expenditures incurred, but not yet paid	$ 550	$ 1,355	$ 896
Property and equipment acquired under capital lease	$ 119	$ 95	$ 70
Supplemental disclosure of non-cash financing activities:			
Cancellation and retirement of treasury stock	$ —	$ 267	$ —

See notes to the consolidated financial statements.

(1) NATURE OF THE BUSINESS

Sonus Networks, Inc. ("Sonus" or the "Company") was incorporated in 1997 and is a leading provider of voice and multimedia infrastructure solutions, including session border control, Voice over Internet Protocol ("VoIP") access and VoIP trunking solutions for service providers and enterprises. The Company's infrastructure solutions allow efficient and reliable delivery of voice and multimedia sessions over IP (internet protocol) networks while allowing customers to manage the flows of such sessions in their networks using business policies.

The Company's target customers comprise both service providers and enterprises. Customers and prospective customers in the service provider space are traditional and emerging communications service providers, including long-distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. Target enterprise customers include financial institutions, retailers, state and local governments, and other multinational corporations. The Company collaborates with its customers to identify and develop new advanced services and applications that can help to reduce costs, improve productivity and generate new revenue.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sonus and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Judgments

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these consolidated financial statements include revenue recognition for multiple element arrangements, inventory valuations, assumptions used to determine the fair value of stock-based compensation, legal contingencies and recoverability of Sonus' net deferred tax assets and the related valuation allowances. Sonus regularly assesses these estimates and records changes in estimates in the period in which they become known. Sonus bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectability of the related receivable is probable. In instances where customer acceptance is required, revenue is deferred until the

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

acceptance has been achieved. When fees for products or services are not fixed and determinable, the Company defers the recording of receivables, deferred revenue and revenue until such time as the fees become due or are collected.

Revenue from maintenance and support services is recognized ratably over the service period. Maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements. Revenue from other professional services is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

The Company's products typically have both software and non-software components that function together to deliver the products' essential functionality. In addition, hardware sold generally cannot be used apart from the software. Therefore, the Company considers its principal products to be both software and hardware-related. Many of the Company's sales involve multiple element arrangements that include product, maintenance and various professional services. In October 2009, the Financial Accounting Standards Board ("FASB") amended the Accounting Standards Codification ("ASC") as summarized in ASU No. 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14") and ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). ASU 2009-14 amends industry-specific revenue accounting guidance for software and software-related transactions to exclude from its scope tangible products containing software components and non-software components that function together to deliver the product's essential functionality. All stand-alone software components will continue to be accounted for under the guidance of ASC 985-605, *Software—Revenue Recognition* ("ASC 985-605"). ASU 2009-13 amended the accounting standards for multiple-deliverable revenue arrangements to:

- provide updated guidance on how the deliverables in an arrangement should be separated, and how consideration should be allocated;
- require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and
- eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price of the deliverables method.

Beginning January 1, 2011, the Company adopted the provisions of ASU 2009-13 and ASU 2009-14 for new and materially modified arrangements.

For transactions entered into prior to January 1, 2011 and prospectively for software-only sales, the Company recognizes revenue in accordance with ASC 985-605. Under this guidance, revenue for any undelivered elements that are considered not essential to the functionality of the product and for which VSOE has been established is deferred and recognized upon delivery utilizing the residual method. If the Company does not have VSOE for each undelivered element it defers all revenue on the entire arrangement until VSOE is established or until such elements are delivered, provided that all other revenue recognition criteria are met.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For multiple-element arrangements entered into subsequent to the adoption of ASU No. 2009-13 that contain tangible products (hardware) with software elements, which comprise the majority of the Company's revenue transactions, arrangement consideration is allocated to each element based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy as required by ASU No. 2009-13. The Company limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges.

Consistent with the methodology under the previous accounting guidance, the Company establishes VSOE based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. The Company has VSOE for its maintenance and support services and certain professional services. When VSOE exists it is used to determine the selling price of a deliverable. The Company has not been able to establish VSOE of any of its products and for certain of its services because the Company has not sold such products or services on a stand-alone basis, not priced its products or services within a narrow range, or had limited sales history.

When VSOE is not established, the Company attempts to establish the selling price of each element based on TPE. Generally, the Company's solution typically differs from that of its peers as there are no similar or interchangeable competitor products or services. The Company's various product and service offerings contain a significant level of customization and differentiation and therefore, comparable pricing of competitors' products and services with similar functionality cannot be obtained. Accordingly, the Company is not able to determine TPE for its products or services.

When the Company is unable to establish selling price using VSOE or TPE, the Company uses ESP in its allocation of arrangement consideration for the relevant deliverables. The objective of ESP is to determine the price at which the Company would transact a sale if a product or service was sold on a stand-alone basis. The Company determines ESP for its products and certain services by considering multiple factors including, but not limited to, overall market conditions, including geographic or regional-specific market factors, profit objectives and historical pricing practices for such deliverables. The determination of ESP is a formal process within the Company that includes review and approval by the Company's management.

The adoption of ASU 2009-13 and ASU 2009-14 had a material impact on the Company's financial results, increasing product revenue by approximately $33 million for the year ended December 31, 2011, compared to what would have been recognized had the Company continued to apply the guidance set forth in ASC 985-605 to all arrangements in the current year. The increase in product revenue was primarily the result of i) the expedited timing of revenue recognition for the Company's AT&T revenue arrangements (further described below under "AT&T Revenue Recognition") and ii) the ability to recognize revenue under the new guidance on arrangements that have undelivered elements at period end for which the Company does not have VSOE. In a number of customer arrangements in the current year, the delivered elements were determined to constitute separate units of accounting apart from the undelivered products or services, which under ASC 985-605 would have resulted in deferral of the entire arrangement due to lack of VSOE for such undelivered elements.

Deferred revenue typically includes customer deposits and amounts associated with partial product shipments and maintenance or service contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with long-term liabilities

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in the consolidated balance sheets. The Company defers recognition of incremental direct costs, such as cost of goods, third-party installations and commissions, until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as long-term.

The Company excludes any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from its revenue and costs. Reimbursement received for out-of-pocket expenses and shipping costs is recorded as revenue.

The Company sells the majority of its products directly to its end customers. For products sold to resellers and distributors with whom the Company has sufficient history regarding the potential for product returns or refunds or any form of concession, the Company recognizes revenue on a sell-in basis. For all other resellers and distributors, the Company recognizes revenue on a sell-through basis.

AT&T Revenue Recognition. For orders received between October 1, 2008 and December 31, 2009 from AT&T, all revenue related to multiple-element arrangements was recognized ratably over the maintenance period provided all other revenue recognition criteria were met due to the lack of sufficient evidence of VSOE for maintenance services. The new multiple-element guidance has been applied to any tangible product orders received after January 1, 2011, which allows for earlier revenue recognition, as product revenue can be separated from the associated maintenance contract based upon its relative selling price using ESP. As a result, product revenue is recognized either upon shipment of the products or upon customer acceptance, provided all other revenue recognition criteria have been met.

The Company recognized product revenue from AT&T of approximately $18 million in the year ended December 31, 2011 and approximately $32 million in the year ended December 31, 2010. Had the Company continued to apply the previous software revenue guidance, it would have recognized product revenue from this customer of approximately $4.5 million in the year ended December 31, 2011 as product orders would have been recognized ratably over the contractual maintenance period. Revenue recognized in the year ended December 31, 2010 included $14.4 million related to product orders received in fiscal 2008 and fiscal 2009, due to their ratable recognition over the remaining maintenance period ended December 31 2010.

During the preparation of the Company's consolidated financial statements for the three month period ended March 31, 2011 and the accounting analysis for the new maintenance arrangement with AT&T, the Company determined that the methodology that had been applied in fiscal 2009 and 2010 to the amortization of consideration related to maintenance provided to AT&T was not appropriate and resulted in the inappropriate deferral of revenue related to maintenance billings from 2009 to 2010; total revenue recognized over the term of the arrangement was not impacted. This error resulted in the incorrect deferral and therefore, understatement of $3.8 million of service revenue in 2009 ($950,000 in each quarter of fiscal 2009) and related overstatement of 2010 service revenue by $3.8 million ($950,000 in each quarter of fiscal 2010). There is no tax effect on this revenue and therefore the error in service revenue impacted net loss in each year by the same amounts. There is no effect on retained earnings or any other account within the consolidated balance sheet as of December 31, 2010, and no effect on cash provided by operating activities for fiscal 2009 and fiscal 2010. The Company does not believe this

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

error is material to its previously issued historical consolidated financial statements and, therefore, has not adjusted the historical consolidated financial statements.

Financial Instruments

The carrying amounts of Sonus' financial instruments, which include cash equivalents, marketable securities, investments, accounts receivable and accounts payable approximate their fair values.

All investments in marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a component of stockholders' equity. Unrealized losses that are determined to be other-than-temporary, based on current and expected market conditions, are recognized in earnings. Declines in fair value determined to be credit-related are charged to earnings. The cost of marketable securities sold is determined by the specific identification method.

Financial instruments with remaining maturities or that are due within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities or that are payable more than one year from the balance sheet date are classified as noncurrent.

Cash and Cash Equivalents

Cash equivalents are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss). Cash equivalents are liquid securities that have remaining maturities of three months or less at the date of purchase.

Restricted Cash

The Company classifies as restricted cash all cash pledged as collateral to secure long-term obligations and all cash whose use is otherwise limited by contractual provisions. Restricted cash is recorded within other assets on the consolidated balance sheet.

Foreign Currency Translation

For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during each period. Translation adjustments for these subsidiaries are included in Accumulated other comprehensive income (loss).

For foreign subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expense items are translated at average rates of exchange prevailing during each period.

Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in earnings with the exception of intercompany transactions considered to be of a long-term investment nature.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of foreign currency transaction gains (losses), which are reported as a component of General and administrative expenses in the consolidated statements of operations, for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	Year ended December 31,		
	2011	2010	2009
Transaction losses	$(1,293)	$ (556)	$(2,387)
Remeasurement gains (losses)	9	(627)	811
	$(1,284)	$(1,183)	$(1,576)

Inventory

Inventory is recorded at the lower of cost or market value, primarily using the first-in, first-out convention. The Company reduces the carrying value of inventory for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Sonus writes down the evaluation equipment at the time of shipment to its customers, as it is probable that the inventory value will not be realized.

Deferred product costs represent deferred cost of revenue for product shipments to customers prior to satisfaction of Sonus' revenue recognition criteria. Such costs are classified as inventory if the related deferred revenue is initially classified as current. Deferred product costs are recorded in Other assets if the related deferred revenue is initially classified as long-term, and remain a component of noncurrent assets until such costs are recognized in the consolidated statement of operations.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the lesser of the lease term or five years. When an asset is sold or retired, the cost and related accumulated depreciation or amortization is eliminated, and the resulting gain or loss, if any, is recognized in income (loss) from operations in the consolidated statement of operations. The Company reviews property and equipment for impairment in the same manner as intangible assets discussed below.

Intangible Assets and Goodwill

Intangible assets are comprised of intellectual property, which is amortized over its estimated useful life of five years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but instead is tested for

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

impairment at least annually or if indicators of potential impairment exist by comparing the fair value of the Company's reporting unit to its carrying value. The Company estimates the fair value of its reporting unit using a discounted cash flow model or other valuation models, such as comparative transactions and market multiples. The Company performs its annual testing on November 30 of each year.

Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future operating cash flows or appraised values, depending on the nature of the asset.

Other Assets

Other assets are primarily comprised of the long-term portion of deferred cost of goods sold, prepaid expenses and deposits.

Stock-Based Compensation

The Company's stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. The Company uses the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The fair value of stock option awards is affected by the Company's stock price as well as valuation assumptions, including the volatility of Sonus' stock price, expected term of the option, risk-free interest rate and expected dividends.

Research and Development Costs

Research and development costs are expensed as incurred.

Software Development Costs

The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized until the product is available for general release. The Company has determined that technological feasibility is established at the time a working model of the software is completed. The Company's process for developing software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no costs have been capitalized to date.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit and Off-Balance Sheet Risk and Single Source Suppliers

The financial instruments that potentially subject Sonus to concentrations of credit risk are cash, cash equivalents, marketable debt securities and accounts receivable. The Company's cash equivalents and marketable debt securities were managed by two financial institutions at both December 31, 2011 and 2010.

Certain components and software licenses from third parties used in Sonus' products are procured from single sources of supply. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt Sonus' delivery of products and thereby materially adversely affect Sonus' revenues and operating results.

Sonus has a single contract manufacturer. Failure to manage the activities of the manufacturer could result in the disruption in the supply of its products and in delays in the fulfillment of the Company's customer orders.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.2 million for the year ended December 31, 2011, $0.1 million for the year ended December 31, 2010 and $0.2 million for the year ended December 31, 2009.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss), unrealized gains and losses on available-for-sale marketable securities and foreign currency translation adjustments for all periods presented. The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale marketable securities	Tax impact of gain (loss) on available-for-sale marketable securities	Total
Balance at January 1, 2009	$6,425	$ 1,502	$(574)	$7,353
Activity	441	(1,082)	—	(641)
Balance at December 31, 2009	6,866	420	(574)	6,712
Activity	502	(319)	—	183
Balance at December 31, 2010	7,368	101	(574)	6,895
Activity	390	22	—	412
Balance at December 31, 2011	$7,758	$ 123	$(574)	$7,307

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company's chief operating decision maker is its President and Chief Executive Officer.

Loss Contingencies and Reserves

Loss Contingencies. Sonus is subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Sonus regularly evaluates current information available to determine whether such amounts should be adjusted and records changes in estimates in the period they become known.

Allowance for Doubtful Accounts. Sonus establishes billing terms at the time it negotiates purchase agreements with its customers. Sonus monitors its outstanding receivables for timely payments and potential collection issues. An allowance for doubtful accounts is estimated based on Sonus' assessment of the collectability of specific customer accounts.

Accrual for Royalties. Sonus accrues for royalties for technology that it licenses from vendors based on established royalty rates and usage. In certain cases, Sonus has been contacted by third parties who claim that Sonus' products infringe on certain intellectual property of the third party. Sonus evaluates these claims and accrues amounts only when it is probable that the obligation has been incurred and the amounts are reasonably estimable.

Reserve for Litigation and Legal Fees. Sonus is subject to various legal claims, including securities litigation. Sonus reserves for legal contingencies and legal fees when it is probable that a loss has been incurred and the amounts are reasonably estimable. Sonus' director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against Sonus and certain of its officers and directors. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly different than the amounts Sonus has previously accrued.

Accounting for Income Taxes

Deferred tax assets and liabilities are recognized for the expected future consequences of events that have been reflected in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. Such differences arise primarily from stock-based compensation, depreciation, accruals and reserves, deferred revenue, tax credits, net operating loss carryforwards and allowances for accounts receivable. Sonus records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized. Sonus has not provided for U.S.

(2) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were approximately $20 million at December 31, 2011 and approximately $19 million at December 31, 2010.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, no amount of the benefit attributable to the position is recognized. The tax benefit to be recognized of any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

Recent Accounting Pronouncements

On September 15, 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"), which gives companies testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If a company determines, on the basis of qualitative factors, that the fair value of a reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. Otherwise, further testing would not be needed. ASU 2011-08 will be effective for the Company in the first quarter of fiscal 2012. The Company does not believe ASU 2011-08 will have a material impact on its consolidated financial statements.

On June 16, 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance requires companies to report components of comprehensive income in either: (1) a continuous statement of comprehensive income; or (2) two separate consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. On December 23, 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which defers certain provisions of ASU 2011-05, including the provision that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. The unaffected provisions of ASU 2011-05 will be effective for the Company in its reporting of the first quarter of fiscal 2012. The adoption of ASU 2011-05 will not have any impact on the Company's results of operations or financial position. The Company is currently considering the appropriate disclosure under this ASU.

On May 12, 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which provides guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. ASU 2011-04 expands previously existing disclosure requirements for fair value measurements, including disclosures regarding transfers between Level 1 and Level 2 in the fair value hierarchy currently disclosed. ASU 2011-04 will be effective for the Company in the first quarter of fiscal 2012. Some of the Company's disclosures on fair value measurements may change upon adoption of ASU 2011-04. The Company is currently assessing the impact, if any, on its consolidated financial statements.

(3) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted net income per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive.

The calculations of shares used to compute basic and diluted loss per share are as follows (in thousands):

	Year ended December 31,		
	2011	2010	2009
Weighted average shares outstanding—basic	278,540	275,470	273,730
Potential dilutive common shares	—	—	—
Weighted average shares outstanding—diluted	278,540	275,470	273,730

Options to purchase the Company's common stock and unvested shares of restricted stock and performance-based stock awards aggregating 24.9 million shares for the year ended December 31, 2011, 20.8 million shares for the year ended December 31, 2010 and 28.1 million shares for the year ended December 31, 2009 have not been included in the computation of diluted loss per share because their effect would have been antidilutive.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

Cash equivalents and marketable securities are invested in debt and equity instruments, primarily U.S. government-backed, municipal and corporate obligations, which management believes to be high quality (investment grade) credit instruments.

During the year ended December 31, 2011, the Company did not sell any of its available-for-sale securities and accordingly, no such gains or losses were realized. During the year ended December 31, 2010, the Company sold $8.4 million of available-for-sale securities and realized approximately $7,000 of gains and no losses as a result of these sales on a specific identification basis. During the year ended December 31, 2009, the Company sold $6.0 million of available-for-sale securities and realized approximately $17,000 of gains and no losses as a result of these sales on a specific identification basis.

Marketable securities and investments with continuous unrealized losses for one year or greater at December 31, 2011 were nominal; however, since the Company does not intend to sell these securities and does not believe it will be required to sell any securities before they recover in value, it does not believe these declines are other-than-temporary.

On a quarterly basis, the Company reviews its marketable securities and investments to determine if there have been any events that could create a credit impairment. Based on its reviews, the Company does not believe that any impairment existed with its current holdings at December 31, 2011.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

The amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt and equity securities and investments at December 31, 2011 and 2010 were comprised of the following (in thousands):

	December 31, 2011			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$ 63,105	$ —	$ —	$ 63,105
Marketable securities				
U.S. government agency notes	$106,631	$100	$ (4)	$106,727
Foreign government notes	1,770	1	—	1,771
Corporate debt securities	73,218	52	(20)	73,250
Commercial paper	22,787	1	(1)	22,787
Certificates of deposit	19,548	8	(1)	19,555
	$223,954	$162	$(26)	$224,090
Investments				
U.S. government agency notes	$ 44,144	$ 4	$(18)	$ 44,130
Corporate debt securities	11,296	9	(8)	11,297
	$ 55,440	$ 13	$(26)	$ 55,427

	December 31, 2010			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash equivalents	$ 15,285	$ —	$ —	$ 15,285
Marketable securities				
U.S. government agency notes	$ 84,950	$ 79	$ (8)	$ 85,021
Foreign government notes	8,787	4	(2)	8,789
Corporate debt securities	135,935	112	(70)	135,977
Commercial paper	17,988	1	—	17,989
Certificates of deposit	11,051	4	—	11,055
	$258,711	$200	$ (80)	$258,831
Investments				
U.S. government agency notes	$ 56,373	$ 19	$ (16)	$ 56,376
Corporate debt securities	23,183	13	(33)	23,163
Certificates of deposit	7,550	—	(2)	7,548
	$ 87,106	$ 32	$ (51)	$ 87,087

The Company's available-for-sale debt securities that are classified as Investments in the consolidated balance sheet mature after one year but within two years or less from the balance sheet date.

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tier fair value hierarchy is based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

> *Level 1.* Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
>
> *Level 2.* Level 2 applies to assets or liabilities for which there are inputs that are directly or indirectly observable in the marketplace, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).
>
> *Level 3.* Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table shows the fair value of the Company's financial assets at December 31, 2011 and 2010. These financial assets are comprised of the Company's available-for-sale debt and equity securities and reported under the captions Cash and cash equivalents, Marketable securities and Investments in the consolidated balance sheets (in thousands):

		Fair value measurements at December 31, 2011 using:		
	Total carrying value at December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 63,105	$63,105	$ —	$—
Marketable securities				
U.S. government agency notes	$106,727	$ —	$106,727	$—
Foreign government notes	1,771	—	1,771	—
Corporate debt securities	73,250	—	73,250	—
Commercial paper	22,787	—	22,787	—
Certificates of deposit	19,555	—	19,555	—
	$224,090	$ —	$224,090	$—
Investments				
U.S. government agency notes	$ 44,130	$ —	$ 44,130	$—
Corporate debt securities	11,297	—	11,297	—
	$ 55,427	$ —	$ 55,427	$—

(4) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

	Total carrying value at December 31, 2010	Fair value measurements at December 31, 2010 using: Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$ 15,285	$10,287	$ 4,998	$—
Marketable securities				
U.S. government agency notes	$ 85,021	$ —	$ 85,021	$—
Foreign government notes	8,789	—	8,789	—
Corporate debt securities	135,977	—	135,977	—
Commercial paper	17,989	—	17,989	—
Certificates of deposit	11,055	—	11,055	—
	$258,831	$ —	$258,831	$—
Investments				
U.S. government agency notes	$ 56,376	$ —	$ 56,376	$—
Corporate debt securities	23,163	—	23,163	—
Certificates of deposit	7,548	—	7,548	—
	$ 87,087	$ —	$ 87,087	$—

The Company's marketable securities and investments have been valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and asked prices, broker/dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. The Company is ultimately responsible for the consolidated financial statements and underlying estimates. Accordingly, the Company assesses the reasonableness of the valuations provided by the third-party pricing services by reviewing actual trade data, broker/dealer quotes and other similar data, which are obtained from quoted market prices or other sources.

(5) ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Accounts receivable, gross	$53,126	$53,126
Allowance for doubtful accounts	—	(313)
Accounts receivable, net	$53,126	$52,813

(5) ACCOUNTS RECEIVABLE, NET (Continued)

The activity in the Company's allowance for doubtful accounts is as follows (in thousands):

Year ended December 31,	Balance at beginning of year	Charges to expense	Write-offs	Balance at end of year
2011	$ 313	$ —	$(313)	$ —
2010	$ 666	$ —	$(353)	$313
2009	$1,028	$590	$(952)	$666

(6) INVENTORY

Inventory consists of the following (in thousands):

	December 31, 2011	December 31, 2010
On-hand final assemblies and finished goods inventories	$ 11,556	$ 15,026
Deferred cost of goods sold	6,689	25,803
	18,245	40,829
Less current portion	(15,434)	(22,499)
Noncurrent portion (included in Other assets)	$ 2,811	$ 18,330

(7) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	Useful Life	December 31, 2011	December 31, 2010
Equipment	3 years	$ 71,500	$ 64,440
Software	2 years	13,708	12,733
Furniture and fixtures	3-5 years	858	1,060
Leasehold improvements	Shorter of the life of the lease or estimated useful life (1-5 years)	10,342	9,777
		96,408	88,010
Less accumulated depreciation and amortization		(74,324)	(66,726)
Property and equipment, net		$ 22,084	$ 21,284

The Company recorded depreciation and amortization expense related to property and equipment of $11.6 million for the year ended December 31, 2011, $11.2 million for the year ended December 31, 2010 and $10.1 million for the year ended December 31, 2009.

(7) PROPERTY AND EQUIPMENT (Continued)

Property and equipment under capital leases included in the amounts above are as follows (in thousands):

	December 31, 2011	December 31, 2010
Cost	$245	$ 370
Less accumulated depreciation	(82)	(270)
Property and equipment under capital leases, net	$163	$ 100

In the years ended December 31, 2011, 2010 and 2009, the Company removed certain depreciable assets that were no longer in service. The gross amounts of such assets totaled $4.5 million in the year ended December 31, 2011, $12.2 million in the year ended December 31, 2010 and $3.3 million in the year ended December 31, 2009. The Company recorded losses on the disposal of these assets of approximately $24,000 in the year ended December 31, 2011, $0.1 million in the year ended December 31, 2010 and $0.2 million in the year ended December 31, 2009.

The net book values of the Company's property and equipment by geographic area is as follows (in thousands):

	December 31, 2011	December 31, 2010
United States	$14,827	$14,444
Asia/Pacific	6,813	5,836
Europe	433	965
Canada	—	2
Other	11	37
	$22,084	$21,284

(8) INTANGIBLE ASSETS AND GOODWILL

The Company's intangible assets at December 31, 2011 and 2010 consist of the following (in thousands):

December 31, 2011	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$2,999	$1,799	$1,200

December 31, 2010	Useful life	Cost	Accumulated amortization	Net carrying value
Intellectual property	5 years	$2,999	$1,399	$1,600
Order backlog	1 year	287	287	—
		$3,286	$1,686	$1,600

(8) INTANGIBLE ASSETS AND GOODWILL (Continued)

The Company amortizes its intangible assets over the estimated useful lives of the respective assets. Amortization expense related to intangible assets was $0.4 million in the year ended December 31, 2011, $0.7 million in the year ended December 31, 2010 and $0.2 million in the year ended December 31, 2009.

Estimated future amortization expense for the Company's intangible assets at December 31, 2011 is as follows (in thousands):

Years ending December 31,	
2012	$ 400
2013	400
2014	400
	$1,200

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The changes in the carrying amount of goodwill during the years ended December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Balance at December 31:		
Goodwill	$ 8,168	$ 8,168
Accumulated impairment losses	(3,106)	(3,106)
	$ 5,062	$ 5,062
Balance at January 1		
Goodwill	$ 8,168	$ 8,159
Accumulated impairment losses	(3,106)	(3,106)
	5,062	5,053
Foreign currency translation adjustment	—	9
	$ 5,062	$ 5,062

The Company performed its annual test for impairment of goodwill at November 30, 2011, and concluded that there was no impairment.

(9) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 31,	
	2011	2010
Employee compensation and related costs	$13,782	$22,263
Other	7,838	7,736
	$21,620	$29,999

(10) RESTRUCTURING ACCRUAL

On August 24, 2010, the Company announced a restructuring initiative to close its offices in Ottawa, Canada and in Darmstadt, Germany, to relocate its Freehold, New Jersey facility to a smaller, more cost-effective space in the same area, and to reduce its workforce by 12 people, or approximately 1% of employees worldwide. The Company recorded $1.5 million of restructuring expense in fiscal 2010, of which $0.4 million was for the Ottawa, Canada office closing and recorded in the fourth quarter, and $1.1 million was for severance and related expenses and recorded in the third quarter. The payments related to this restructuring initiative were completed in fiscal 2010.

In the year ended December 31, 2009, the Company recorded restructuring expenses aggregating $3.5 million related to three restructuring initiatives implemented as part of the Company's efforts to right-size the business to align with market needs and opportunities while managing costs to position Sonus for profitable growth. These restructuring initiatives occurred on January 9, 2009, March 9, 2009 and August 12, 2009. As a result of these restructuring initiatives, the Company reduced its workforce by approximately 190 employees worldwide. The payments related to these initiatives were completed in fiscal 2009.

The Company did not record restructuring expense in fiscal 2011.

(11) LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

	December 31,	
	2011	2010
Capital lease obligations	$ 191	$ 159
Deferred rent	4,683	4,317
	4,874	4,476
Current portion of long-term liabilities	(1,275)	(338)
Long-term liabilities, net of current portion	$ 3,599	$4,138

The future minimum annual payments under capital leases at December 31, 2011 are as follows (in thousands):

Years ending December 31,	
2012	$ 112
2013	86
2014	4
Total minimum lease payments	202
Less amount representing interest	(11)
Present value of minimum lease payments	191
Less current portion	(103)
Long-term liabilities portion	$ 88

(12) STOCKHOLDER RIGHTS PLAN

On June 10, 2011, the Company entered into an amendment to its stockholder rights agreement (the "Rights Plan") to extend the expiration date of the rights in such Rights Plan from June 26, 2011 to June 26, 2013. The amendment was not in response to any acquisition proposal and no other amendments were made to the Rights Plan. The Rights Plan was originally adopted on June 26, 2008 and would have expired on June 26, 2011.

Under the Rights Plan, preferred stock purchase rights (the "Rights") were distributed as a dividend at the rate of one Right per share of common stock of the Company held by stockholders of record as of the close of business on July 7, 2008. Each Right entitles the stockholder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of preferred stock at a purchase price of $25.00 per Unit, subject to adjustment.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (which includes for this purpose shares of common stock referenced in derivative transactions or securities), or commences or publicly announces a tender or exchange offer upon consummation of which they would beneficially own 15% or more of the Company's common stock. Subject to certain conditions, a person or group who beneficially owned 15% or more of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan did not cause the Rights to become exercisable upon adoption of the Rights Plan. Should the Rights become exercisable, the effect would be to dilute the ownership of the beneficial owner(s) who triggered the Rights, as that beneficial owner or group of owners would not receive the Units.

(13) CANCELLATION AND RETIREMENT OF TREASURY STOCK

On October 26, 2010, the Company's Board of Directors passed a resolution to cancel and retire the 2,296,910 shares of common stock of the Company held in treasury that were issued but not outstanding, and that such shares would resume the status of authorized and unissued shares of the Company's common stock. The retirement and cancellation of the treasury shares did not have any effect on the Company's reported Total stockholders' equity at December 31, 2010.

(14) STOCK-BASED COMPENSATION PLANS

The Company's 2007 Stock Incentive Plan (the "2007 Plan") was approved at the Company's Annual Meeting of Stockholders held on November 12, 2007, and became effective on that date. The 2007 Plan provides for the award of options to purchase the Company's common stock ("stock options"), stock appreciation rights ("SARs"), restricted common stock ("restricted stock"), performance-based share awards, restricted stock units and other stock-based awards to employees, officers, directors (including those directors who are not employees or officers of the Company), consultants and advisors of the Company and its subsidiaries.

At the Company's Annual Meeting of Stockholders held on June 16, 2010 (the "2010 Annual Meeting"), the Company's stockholders approved an increase to the number of shares of the Company's common stock available for grant under the 2007 Plan by 20 million shares (the "Amended 2007 Plan").

At December 31, 2011, there were 11.5 million shares available for future issuance under the Amended 2007 Plan, of which 0.6 million shares, or 0.9 million shares using the fungible share pool formula, are committed for potential future issuance to certain of the Company's executives in the form

(14) STOCK-BASED COMPENSATION PLANS (Continued)

of performance-based share awards. Under the fungible share pool formula, the number of total shares available for future awards under the Amended 2007 Plan would be reduced by the fungible share pool multiple of 1.5 for each share of common stock included in an award other than a stock option or SAR award. Accordingly, the total number of shares awarded in the future under the Amended 2007 Plan could be less than the number of shares currently available for issuance.

Stock Option Exchange Offer

The Company commenced a voluntary stock option exchange program (the "Exchange Offer") beginning on September 8, 2009 and expiring on October 5, 2009. Shares of restricted stock issued under the Exchange Offer were completely unvested at the time they were granted and vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The Company is recognizing the unamortized stock-based compensation expense related to the tendered stock options, aggregating $3.5 million, over the three-year vesting period of the restricted common stock issued under the Exchange Offer. This three-year vesting period ends in October 2012.

Stock Options

Options are issued to purchase shares of common stock of the Company at prices that are equal to the fair market value of the shares on the date the option is granted. Options generally vest over a period of four years, with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly increments thereafter through the fourth anniversary of the grant date. Options generally expire ten years from the date of grant. The grant date fair value of options, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. Forfeitures are estimated based on historical experience.

The activity related to the Company's outstanding stock options during the year ended December 31, 2011 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	18,177,188	$4.40		
Granted	7,566,330	$2.54		
Exercised	(452,617)	$1.81		
Forfeited	(1,098,203)	$2.80		
Expired	(1,564,813)	$5.67		
Outstanding at December 31, 2011	22,627,885	$3.82	6.64	$899
Vested or expected to vest at December 31, 2011	21,040,894	$3.91	6.43	$786
Exercisable at December 31, 2011	12,248,580	$4.78	4.37	$266

10-K

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The grant date fair values of options to purchase common stock granted in the years ended December 31, 2011, 2010 and 2009, excluding the option granted to Mr. Dolan in fiscal 2010, were estimated using the Black-Scholes valuation model with the following assumptions:

	Year ended December 31,		
	2011	2010	2009
Risk-free interest rate	0.95%–2.12%	1.46%–2.65%	1.76%–2.47%
Expected dividends	—	—	—
Weighted average volatility	67.6%	64.5%	64.3%
Expected life (years)	4.5	4.5	4.5

The grant date fair value of the option to purchase the Company's common stock granted to Mr. Dolan on October 15, 2010 was estimated using the Black-Scholes valuation model with the following assumptions:

Risk-free interest rate	1.54%
Expected dividends	—
Weighted average volatility	62.3%
Expected life (years)	6.0

The risk-free interest rate used is the average U.S. Treasury Constant Maturities Rate for the expected life of the award. The expected dividend yield of zero is based on the fact that the Company has never paid dividends and has no present intention to pay cash dividends. The expected life for stock options is based on a combination of the Company's historical option patterns and expectations of future employee actions.

The weighted average grant-date fair values of options granted during the year were $1.37 for the year ended December 31, 2011, $1.65 for the year ended December 31, 2010 and $0.97 for the year ended December 31, 2009. The total intrinsic values of options exercised during the year were $0.9 million for the year ended December 31, 2011, $1.0 million for the year ended December 31, 2010 and $0.1 million for the year ended December 31, 2009.

The Company received cash from option exercises of $0.8 million in the year ended December 31, 2011, $1.0 million in the year ended December 31, 2010 and $0.1 million in the year ended December 31, 2009.

Restricted Stock Awards

Recipients of restricted stock awards have voting rights and rights to receive dividends, if declared. Restricted stock awards generally vest 25% on the first anniversary of the grant date, with the remaining 75% vesting in equal increments semi-annually thereafter. Restricted stock awards issued in connection with the Company's Exchange Offer, which was completed on October 6, 2009, vest over a period of three years following the exchange date, with 33⅓% of the shares vesting annually. The grant date fair value of restricted stock awards, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period. The fair value of restricted stock is determined based on the market value of the Company's shares on the date of grant.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The activity related to the Company's unvested restricted stock awards for the year ended December 31, 2011 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at January 1, 2011	1,541,231	$2.93
Granted	195,000	$2.87
Vested	(944,393)	$3.40
Forfeited	(189,435)	$2.30
Unvested balance at December 31, 2011	602,403	$2.38

The total fair value of restricted stock award shares vested was $3.2 million in the year ended December 31, 2011, $7.8 million in the year ended December 31, 2010 and $4.9 million in the year ended December 31, 2009.

Performance-Based Stock Awards

Similar to recipients of restricted stock awards, recipients of performance-based stock awards have voting rights and rights to dividends, if declared. The Company begins to record stock-based compensation expense for performance-based stock awards at the time that it becomes probable that the respective performance conditions will be achieved. The Company will continue to recognize the grant date fair value of performance-based stock awards through the vest date of the respective awards so long as it remains probable that the related performance conditions will be satisfied. The Company did not record any stock-based compensation expense related to performance-based stock awards in the year ended December 31, 2011, since none of the related performance conditions were satisfied. The Company recorded $0.8 million in the year ended December 31, 2010 and $0.1 million in the year ended December 31, 2009 related to performance-based stock awards.

The activity related to the Company's performance-based stock awards for the year ended December 31, 2011 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at January 1, 2011	85,833	$2.47
Granted	1,725,056	$3.20
Vested	—	—
Forfeited	(95,833)	$2.52
Unvested balance at December 31, 2011	1,715,056	$3.08

The Company grants to certain executives performance-based stock awards, which are subject to both performance and service conditions. The Company reports these performance-based stock awards as granted once the performance conditions have been established, which is generally determined by the Compensation Committee of the Company's Board of Directors. There are 0.6 million shares of the

(14) STOCK-BASED COMPENSATION PLANS (Continued)

Company's common stock that are not included in the table above, as the Company has not yet established the performance conditions for these awards. The Company will begin to record stock-based compensation expense at the time that the performance conditions are established and when it becomes probable that the respective performance conditions will be achieved, if at all.

ESPP

The Amended and Restated 2000 Employee Stock Purchase Plan (the "ESPP") is designed to provide eligible employees of the Company and its participating subsidiaries an opportunity to purchase common stock of the Company through accumulated payroll deductions.

The ESPP provides for six-month consecutive offering periods, with the purchase price of the stock equal to 85% of the market price on the last day of the offering period. Under the ESPP, because employees are entitled to purchase a variable number of shares for a fixed monetary amount, future awards are classified as share-based liabilities and recorded at fair value. However, the maximum number of shares of common stock an employee may purchase during each offering period is 2,500, subject to certain adjustments pursuant to the ESPP. The Company reclassifies these liabilities to Additional paid-in capital at the time of the share purchase, which is the date of the award.

On January 1 of each year, the aggregate number of shares of common stock available for purchase under the ESPP increases by the lesser of (i) 2% of the outstanding shares on December 31 of the preceding year or (ii) an amount determined by the Board of Directors of the Company. At December 31, 2011, 25.0 million shares were authorized and 13.2 million shares were available under the ESPP for future issuance.

Stock-Based Compensation

The consolidated statements of operations include stock-based compensation for the years ended December 31, 2011, 2010 and 2009 as follows (in thousands):

	Year ended December 31,		
	2011	2010	2009
Product cost of revenue	$ 398	$ 369	$ 361
Service cost of revenue	1,203	1,620	1,784
Research and development	2,045	2,514	3,349
Sales and marketing	1,817	2,661	4,231
General and administrative	2,402	8,121	3,085
	$7,865	$15,285	$12,810

Stock-based compensation expense for the year ended December 31, 2011 includes $0.3 million related to the acceleration of vesting of stock options and restricted stock in connection with the separation of the former Senior Vice President and Chief Financial Officer from the Company. Stock-based compensation expense for the year ended December 31, 2010 includes $5.1 million in the aggregate related to the acceleration of vesting of stock options and restricted stock in connection with the departures of the former President and Chief Executive Officer and the former Executive Vice President and Chief Operating Officer.

(14) STOCK-BASED COMPENSATION PLANS (Continued)

The Company included stock-based compensation in inventory of $0.1 million at both December 31, 2011 and 2010.

There is no income tax benefit for employee stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009 due to the valuation allowance recorded.

At December 31, 2011, there was $13.1 million, net of expected forfeitures, of unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards. This expense is expected to be recognized over a weighted average period of three years.

Common Stock Reserved

Common stock reserved for future issuance at December 31, 2011 consists of the following:

Amended 2007 Plan	11,497,206
ESPP	13,189,700
	24,686,906

The Company's policy is to issue authorized but unissued shares upon the exercise of stock options, granting of restricted common stock and performance-based stock awards, and purchase of shares of common stock under the ESPP.

(15) EMPLOYEE DEFINED CONTRIBUTION PLAN

The Company provides a matching contribution of 50% of employee contributions to its 401(k) savings plan, up to a maximum match of $3,500 per employee per year. The Company recorded expense related to its 401(k) savings plan of $1.4 million in the year ended December 31, 2011, $1.1 million in the year ended December 31, 2010 and $1.2 million in the year ended December 31, 2009.

(16) INCOME TAXES

The components of income (loss) from continuing operations before income taxes consist of the following (in thousands):

	Year ended December 31,		
	2011	2010	2009
Income (loss) before income taxes:			
United States	$(13,144)	$(11,031)	$(8,135)
Foreign	1,906	1,033	744
	$(11,238)	$ (9,998)	$(7,391)

(16) INCOME TAXES (Continued)

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	Year ended December 31,		
	2011	2010	2009
Provision (benefit) for income taxes:			
Current:			
Federal	$ 14	$ (80)	$(1,388)
State	183	152	(15)
Foreign	1,212	1,027	(1,505)
Total current	1,409	1,099	(2,908)
Deferred:			
Federal	(140)	13,363	5,156
State	696	1,340	(706)
Foreign	56	(406)	449
Change in valuation allowance	(556)	(14,703)	(4,450)
Total deferred	56	(406)	449
Total	$1,465	$ 693	$(2,459)

A reconciliation of the Company's effective tax rate for continuing operations to the statutory federal rate is as follows:

	Year ended December 31,		
	2011	2010	2009
U.S. Statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	6.0	(8.8)	(9.8)
Foreign income taxes	5.3	(2.5)	(17.8)
Foreign dividends	9.3	—	—
Stock-based compensation	14.9	4.9	14.8
Tax credits	3.2	(6.2)	(22.6)
Uncertain tax positions	0.1	(0.8)	0.2
Deferred cost of goods sold elimination	5.0	—	—
Valuation allowance	2.0	53.0	33.2
Other, net	2.2	2.3	3.7
Effective income tax rate	13.0%	6.9%	(33.3)%

(16) INCOME TAXES (Continued)

The following is a summary of the significant components of deferred income tax assets and liabilities (in thousands):

	December 31, 2011	December 31, 2010
Assets:		
Net operating loss carryforwards	$ 47,983	$ 46,822
Capital loss carryforward	5,495	5,423
Research and development tax credits	18,790	19,046
Other tax credits	1,113	1,013
Intangible assets	626	769
Deferred revenue	7,803	7,991
Accrued expenses	5,287	6,940
Inventory	4,846	4,968
Stock-based compensation	7,047	7,378
Other temporary differences	5,765	5,017
	104,755	105,367
Valuation allowance	(102,558)	(103,114)
Total deferred tax assets	2,197	2,253
Liabilities:		
Purchased intangible assets	—	—
Unrealized gain on available-for-sale securities	(574)	(574)
Total deferred tax liabilities	(574)	(574)
Total net deferred tax assets	$ 1,623	$ 1,679
Deferred tax asset—current	$ 486	$ 408
Deferred tax asset—noncurrent	1,137	1,271
Total net deferred tax assets	$ 1,623	$ 1,679

At December 31, 2011, the Company had cumulative net operating losses ("NOL") of $160.7 million for federal income tax purposes and $51.1 million for state income tax purposes. The federal NOL carryforwards expire at various dates from 2020 through 2031. The state NOL expires at various dates from 2013 through 2031. Of the federal NOL, $117.0 million is attributable to stock option deductions. The Company's federal NOL carryforward for tax return purposes is $27.1 million greater than its recognized federal NOL for financial reporting purposes, as excess tax benefits (stock compensation deductions in excess of book compensation costs) are not recognized until realized. The tax benefit of this loss would be recognized for financial statement purposes in the period in which the tax benefit reduces income taxes payable, which will not be recognized until the Company recognizes a reduction in taxes payable from all other NOL carryforwards. In addition, the Company has $7.0 million of deferred tax assets as of December 31, 2011 related to compensation expenses recognized for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. As employees will not exercise the underlying options unless the current market price exceeds the option exercise price and the Company's tax deduction for restricted shares is determined as the shares vest, the ultimate realization of the benefit related to stock options is directly

(16) INCOME TAXES (Continued)

associated with the price of the Company's common stock. At December 31, 2011, the Company's stock price of $2.40 was well below the weighted average exercise price of the Company's stock options of $3.82.

The Company also has available federal and state research and development credit carryforwards of $24.3 million that expire at various dates from 2015 through 2031.

The Company has available $14.2 million of capital loss carryover resulting from the sale of its Zynetix subsidiary on November 26, 2008. The capital loss is only available to offset capital gains. Because it is not more likely than not that the Company will realize a benefit prior to the expiration of the capital loss carryforward in 2013, a full valuation allowance has been established against the $5.5 million tax benefit associated with this capital loss.

During fiscal 2011 and fiscal 2010, the Company performed an analysis to determine if, based on all available evidence, it considered it more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company has maintained a valuation allowance against its domestic deferred tax assets amounting to $102.6 million at December 31, 2011 and $103.1 million at December 31, 2010.

The Company operated under a tax holiday in India, which expired in March 2011.

A reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

	2011	2010	2009
Unrecognized tax benefits at January 1	$ 9,990	$10,070	$ 7,526
Increases related to current year tax positions	14	23	2,562
Settlements	—	(103)	(18)
Unrecognized tax benefits at December 31	$10,004	$ 9,990	$10,070

As of the date of adoption of the guidance related to uncertain tax positions, the Company elected to include any applicable interest and penalties related to uncertain tax positions in its income tax provision in its consolidated statement of operations. The Company recorded liabilities for potential penalties and interest of $14,000 for the year ended December 31, 2011, $23,000 for the year ended December 31, 2010 and $18,000 for the year ended December 31, 2009. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months. Due to the Company's valuation allowance at December 31, 2011, none of the Company's unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Generally, the tax years 2007 through 2011 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's federal NOLs generated prior to 2003 could be adjusted on examination even though the year in which the loss was generated is otherwise closed by the statute of limitations. The Company's primary state jurisdiction, Massachusetts, has open periods from 2008 through 2011.

(17) MAJOR CUSTOMERS

The following customers each contributed 10% or more of the Company's revenue in at least one of the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,		
	2011	2010	2009
Bahamas Telecommunications Company Ltd. ("Bahamas Telecom")	14%	—	—
AT&T	12%	21%	*

* Represents less than 10% of revenue

At December 31, 2011, one customer accounted for 10% or more of the Company's accounts receivable balance, representing approximately 21% of the Company's accounts receivable balance. At December 31, 2010, one customer accounted for 10% or more of the Company's accounts receivable balance, representing approximately 14% of the Company's accounts receivable balance. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and such losses have been within management's expectations.

(18) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION

The Company's classification of revenue by geographic area is determined by the location of the Company's customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

	Year ended December 31,		
	2011	2010	2009
United States	60%	68%	70%
Europe, Middle East and Africa	12	15	18
Japan	11	12	9
Other Asia Pacific	2	2	1
Other	15	3	2
	100%	100%	100%

Bahamas Telecom accounted for approximately 14% of the Company's revenue in the year ended December 31, 2011. Bahamas Telecom is located in the Caribbean and is included as a component of "Other" in the table above.

International revenue, both as a percentage of total revenue and absolute dollars, may vary from one period to the next, and accordingly, current data may not be indicative of future periods.

(18) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION (Continued)

The Company's product revenue is comprised of the following (in thousands):

	Year ended December 31,		
	2011	2010	2009
Trunking and access products	$116,506	$122,244	$112,412
SBC products	37,867	24,339	23,864
	$154,373	$146,583	$136,276

The Company's service revenue is comprised of the following (in thousands):

	Year ended December 31,		
	2011	2010	2009
Maintenance	$ 76,418	$ 78,379	$69,132
Professional services	28,905	24,345	22,088
	$105,323	$102,724	$91,220

(19) RELATED PARTIES

Dr. Nottenburg, who served as the Company's President and Chief Executive Officer from June 13, 2008 through October 12, 2010, is a member of the Board of Directors of Comverse Technology ("Comverse"), a worldwide provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. (which Comverse sold in the fourth quarter of fiscal 2010) and Verint Systems. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to Dr. Nottenburg's service as the Company's President and Chief Executive Officer. Costs incurred for purchases from these companies, in the aggregate, were $3.9 million for the period from January 1, 2010 through October 12, 2010 and $6.5 million for the year ended December 31, 2009.

(20) COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its facilities under operating leases, which expire at various times through 2018. The Company is responsible for certain real estate taxes, utilities and maintenance costs under these leases. The Company's corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 97,500 square feet under a lease that expires in August 2018.

(20) COMMITMENTS AND CONTINGENCIES (Continued)

Escalation clauses, free rent and other lease concessions are recognized on a straight-line basis over the minimum lease term. Rent expense was $5.3 million for the year ended December 31, 2011, $5.5 million for the year ended December 31, 2010 and $5.6 million for the year ended December 31, 2009.

Future minimum payments under operating lease arrangements as of December 31, 2011 are as follows (in thousands):

Years ending December 31,	
2012	$ 4,532
2013	3,218
2014	2,600
2015	2,380
2016	1,407
Thereafter	2,147
	$16,284

2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York (the "District Court") against the Company, two of its officers and the lead underwriters alleging violations of the federal securities laws in connection with the Company's initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser sought to represent a class of persons who purchased the Company's common stock between the date of the IPO on May 24, 2000 and December 6, 2000. The amended complaint, filed in April 2002, alleged that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after-market. The claims against the Company were asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs had filed substantially similar class action cases against approximately 300 other publicly-traded companies and their IPO underwriters which, along with the actions against the Company, were transferred to a single federal judge for purposes of coordinated case management.

On July 15, 2002, the Company, collectively with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including the Company's officers named in the complaint. On February 19, 2003, the District Court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including the Company, but denied the remainder of the motion as to the defendants.

(20) COMMITMENTS AND CONTINGENCIES (Continued)

On October 5, 2009, the District Court issued an opinion granting plaintiffs' motion for final approval of a revised proposed settlement, plan of distribution of the settlement fund and certification of the settlement classes. An Order and Final Judgment was entered on January 14, 2010. On January 13, 2012, the Second Circuit issued a mandate dismissing an appeal, thereby upholding the January 14, 2010 Order and Final Judgment and ending this case. The outcome of this litigation did not have a material impact on the Company's consolidated financial statements.

On October 5, 2007, Vanessa Simmonds, a purported shareholder of the Company, filed a complaint in the United States District Court for the Western District of Washington (the "Western District Court") for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint sought recovery against the underwriters for profits they received from the sale of the Company's common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. Several other issuers and underwriters were subsequently named as defendants. On March 12, 2009, the Western District Court entered its judgment in the case and granted the moving issuers' motion to dismiss, finding plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them.

Following an appeal to the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), on December 2, 2010, the Ninth Circuit affirmed the Western District Court's decision to dismiss the moving issuers' cases (including the Company's) on the grounds that plaintiff's demand letters were insufficient to put the issuers on notice of the claims asserted against them and further ordered that the dismissals be made with prejudice. The Ninth Circuit, however, reversed and remanded the Western District Court's decision on the underwriters' motion to dismiss as to the claims arising from the non-moving issuers' IPOs, finding plaintiff's claims were not time-barred under the applicable statute of limitations. In remanding, the Ninth Circuit advised the non-moving issuers and underwriters to file in the Western District Court the same challenges to plaintiff's demand letters that moving issuers had filed.

On April 15, 2011, underwriter defendants filed a Petition for Writ of Certiorari with the United States Supreme Court seeking reversal of the Ninth Circuit's December 2, 2010 decision relating to the statute of limitations issue. On June 27, 2011, the United States Supreme Court denied the plaintiff's petition regarding the demand issue and granted the underwriters' petition relating to the statute of limitations issue. Oral argument on the underwriters' petition was heard on November 29, 2011. The United States Supreme Court has not yet issued a decision and the Ninth Circuit mandate for all cases continues to be stayed pending final disposition of the underwriters' petition. The Company currently believes that the outcome of this litigation will not have a material impact on the Company's consolidated financial statements.

Other

In addition, we are often a party to disputes and legal proceedings that we consider routine and incidental to our business. Management does not expect the results of any of these actions to have a material effect on our business or consolidated financial statements.

(21) QUARTERLY RESULTS (UNAUDITED)

The following tables present the Company's quarterly operating results for the years ended December 31, 2011 and 2010. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Fiscal 2011				
Revenue	$ 67,299	$ 51,772	$ 66,353	$ 74,272
Cost of revenue	40,674	21,836	24,137	26,928
Gross profit	$ 26,625	$ 29,936	$ 42,216	$ 47,344
Income (loss) from operations	$(11,476)	$ (6,746)	$ 1,201	$ 4,496
Net income (loss)	$(12,408)	$ (5,934)	$ 1,909	$ 3,730
Earnings (loss) per share(1):				
Basic	$ (0.04)	$ (0.02)	$ 0.01	$ 0.01
Diluted	$ (0.04)	$ (0.02)	$ 0.01	$ 0.01
Shares used in computing earnings (loss) per share:				
Basic	277,712	278,400	278,721	279,293
Diluted	277,712	278,400	279,324	279,565

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Fiscal 2010				
Revenue(2)	$ 62,408	$ 61,181	$ 42,739	$ 82,979
Cost of revenue	24,230	22,668	18,961	30,296
Gross profit	$ 38,178	$ 38,513	$ 23,778	$ 52,683
Income (loss) from operations	$ (500)	$ 44	$(22,555)	$ 11,452
Net income (loss)	$ (134)	$ 311	$(22,278)	$ 11,410
Earnings (loss) per share(1):				
Basic	$ —	$ —	$ (0.08)	$ 0.04
Diluted	$ —	$ —	$ (0.08)	$ 0.04
Shares used in computing earnings (loss) per share:				
Basic	274,701	275,051	275,412	276,659
Diluted	274,701	276,314	275,412	278,096

(1) Earnings (loss) per share is calculated independently for each of the quarters presented; accordingly, the sum of the quarterly earnings (loss) per share amounts may not equal the total calculated for the year.

(2) As noted under the heading "AT&T Revenue Recognition" in Note 2 to the consolidated financial statements, $3.8 million of service revenue recognized in fiscal 2010 should have been recognized in fiscal 2009.

10-K

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment of internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Deloitte & Touche LLP, an independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on management's internal control over financial reporting, which is included in this Item 9A under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act during the fiscal quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the internal control over financial reporting of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 24, 2012 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change in its method of recognizing revenue for multiple-element arrangements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2012

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics" and "Board Meetings and Committees" in our definitive Proxy Statement with respect to our 2012 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is included under the captions "Director Compensation," "Summary of Executive Compensation," "Plan-Based Awards," "Option Holdings," "Severance and Change-in-Control Arrangements," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement with respect to our 2012 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2012 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included, as applicable, under the captions "Severance and Change-in-Control Agreements," "Indemnification Agreements," "Director Independence" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2012 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2011 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under the captions "Fees for Independent Registered Public Accounting Firm during the years ended December 31, 2011 and 2010" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2012 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2011 and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1) Financial Statements

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

2) Financial Statement Schedules

None. All schedules are omitted because they are not applicable, not required under the instructions or the information is contained in the consolidated financial statements, or notes thereto, included herein.

3) List of Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS NETWORKS, INC.

February 24, 2012

By: /s/ RAYMOND P. DOLAN

Raymond P. Dolan
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ RAYMOND P. DOLAN Raymond P. Dolan	President, Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2012
/s/ MAURICE CASTONGUAY Maurice Castonguay	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2012
/s/ ELMER LAI Elmer Lai	Vice President, Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2012
/s/ HOWARD E. JANZEN Howard E. Janzen	Chairman	February 24, 2012
/s/ JAMES K. BREWINGTON James K. Brewington	Director	February 24, 2012
/s/ JOHN P. CUNNINGHAM John P. Cunningham	Director	February 24, 2012
/s/ BEATRIZ INFANTE Beatriz Infante	Director	February 24, 2012
/s/ JOHN A. SCHOFIELD John A. Schofield	Director	February 24, 2012
/s/ SCOTT E. SCHUBERT Scott E. Schubert	Director	February 24, 2012
/s/ H. BRIAN THOMPSON H. Brian Thompson	Director	February 24, 2012

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Sonus Networks, Inc., as amended (incorporated by reference to Exhibit 3.3 to the registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC).
3.2	Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC).
3.3	Amended and Restated By Laws of Sonus Networks, Inc. (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K, filed June 22, 2009 with the SEC).
4.1	Form of Stock Certificate representing shares of Sonus Networks, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 of the registrant's Registration Statement on Form S-1, filed May 19, 2000 with the SEC).
4.2	Rights Agreement, dated June 26, 2008, between Sonus Networks, Inc. and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K, filed June 27, 2008 with the SEC).
4.3	Amendment No. 1, dated as of June 10, 2011 to Rights Agreement, dated as of June 26, 2008, between Sonus Networks, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K, filed June 13, 2011 with the SEC).
10.1	Registration Rights Agreement, dated as of November 2, 2000, by and among Sonus Networks, Inc. and the Stockholder parties thereto (incorporated by reference to Exhibit 10.1 to the registrant's Registration Statement on Form S-4, filed December 22, 2000 with the SEC).
10.2+	Amended and Restated 1997 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Registration Statement on Form S-1, filed March 10, 2000 with the SEC).
10.3+	Form of Notice of Grant of Stock Options and Stock Option Agreement under the 1997 Stock Incentive Plan—Additional Terms and Conditions (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC).
10.4+	Form of Indemnity Agreement for Officers and Directors (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed August 20, 2004 with the SEC).
10.5+	Form of Resale Restriction Agreement (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed December 28, 2005 with the SEC).
10.6+	Form of Consent to Stock Option Amendment (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed December 29, 2006 with the SEC).
10.7+	Amended and Restated 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K, filed March 6, 2008 with the SEC).
10.8+	Employment Agreement between Sonus Networks, Inc. and Richard N. Nottenburg accepted on May 16, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 20, 2008 with the SEC).

Exhibit No.	Description
10.9+	Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Matthew Dillon accepted on October 7, 2008 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, filed October 8, 2008 with the SEC).
10.10+	Employment Letter between Sonus Networks, Inc. and Gurudutt Pai accepted on December 11, 2008 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed on December 15, 2008 with the SEC).
10.11	Letter Agreement dated January 9, 2009 by and among Sonus Networks, Inc. and Legatum Capital Limited and certain of its affiliates (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed January 12, 2009 with the SEC).
10.12+	2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K, filed March 10, 2011 with the SEC).
10.13+	Senior Management Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 24, 2010 with the SEC).
10.14+	Amendment to Employment Letter between Sonus Networks, Inc. and Gurudutt Pai accepted on February 18, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.15+	Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Wayne Pastore accepted on October 2, 2008 (incorporated by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.16+	Amendment to Employment Letter between Sonus Networks, Inc. and Wayne Pastore accepted on February 19, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Annual Report on Form 10-K, filed February 25, 2010 with the SEC).
10.17+	Amendment to Employment Letter between Sonus Networks, Inc. and Wayne Pastore accepted on April 29, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 3, 2010 with the SEC).
10.18+	Retention Letter between Sonus Networks, Inc. and Richard N. Nottenburg accepted on May 18, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed May 20, 2010 with the SEC).
10.19+	Employment Agreement between Sonus Networks, Inc. and Kumar Vishwanathan accepted on July 6, 2009 (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q, filed August 3, 2010 with the SEC).
10.20+	Amendment to Employment Agreement between Sonus Networks, Inc. and Kumar Vishwanathan accepted on July 29, 2010 (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q, filed August 3, 2010 with the SEC).
10.21+	Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan accepted on October 8, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed October 12, 2010 with the SEC).
10.22	Lease, dated August 11, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and Sonus Networks, Inc. with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC).
10.23	First Amendment to Lease, dated October 27, 2010, between Michelson Farm-Westford Technology Park IV Limited Partnership and Sonus Networks, Inc. with respect to the property located at 4 Technology Park Drive, Westford, Massachusetts (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q, filed November 2, 2010 with the SEC).
10.24+	Separation Letter between Sonus Networks, Inc. and Gurudutt Pai accepted on December 29, 2010 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed December 30, 2010 with the SEC).

Exhibit No.	Description
10.25+	Employment Agreement between Sonus Networks, Inc. and Wayne Pastore accepted on December 28, 2007 (incorporated by reference to Exhibit 10.29 to the registrant's Annual Report on Form 10-K filed March 10, 2011 with the SEC).
10.26+	Employment Agreement between the Registrant and Rajiv Laroia accepted on February 11, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed February 16, 2011 with the SEC).
10.27+	Amendment to Employment Agreement between Sonus Networks, Inc. and Raymond P. Dolan, accepted on February 14, 2011 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, filed February 16, 2011 with the SEC).
10.28+	Employment Agreement between Sonus Networks, Inc. and Maurice Castonguay, accepted on August 24, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed August 25, 2011 with the SEC.
10.29+	Amendment to Employment Agreement between Sonus Networks, Inc. and Maurice Castonguay, dated October 25, 2011 (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K/A, filed October 25, 2011 with the SEC).
10.30*+	Form of Nonstatutory Stock Option Award Agreement Granted under the 2007 Stock Incentive Plan, as amended.
10.31*+	Form of Restricted Stock Award Agreement Granted under the 2007 Stock Incentive Plan, as amended.
10.32+	Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Matthew Dillon accepted on October 7, 2008 (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, filed October 8, 2008 with the SEC).
10.33*+	Executive Severance and Arbitration Agreement between Sonus Networks, Inc. and Kathleen Harris accepted on October 6, 2008.
14.1	Code of Conduct (incorporated by reference to Exhibit 14.1 to the registrant's Current Report on Form 8-K, filed June 7, 2011 with the SEC).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certificate of Sonus Networks, Inc. Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certificate of Sonus Networks, Inc. Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

\+ Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 17 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

EXHIBIT 21.1

SONUS NETWORKS, INC.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Sonus International, Inc.	Delaware
Sonus Securities Corp.	Massachusetts
Sonus Networks Brasil—Redes Tecnológicas Ltda.	Brazil
Sonus Networks Corp.	Canada
Sonus Networks s.r.o.	Czech Republic
Sonus Networks EURO	France
Sonus Networks GmbH	Germany
Sonus Networks (HK) Limited	Hong Kong
Sonus Networks India Private Limited	India
Sonus Networks Trading Private Limited	India
Nihon Sonus Networks K.K.	Japan
Sonus Networks Malaysia Sdn. Bhd.	Malaysia
Westford Networks Mexico, S. de R.L. de C.V.	Mexico
Sonus Networks Pte. Ltd.	Singapore
Sonus Networks España, S.R.L.	Spain
Sonus Networks AB	Sweden
Sonus Networks Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61940 and 333-66982 on Form S-3 and Registration Statement Nos. 333-43334, 333-53970, 333-54932, 333-105215, 333-124777, 333-150022, 333-163684 and 333-170285 on Form S-8 of our reports dated February 24, 2012, relating to the consolidated financial statements of Sonus Networks, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's change in its method of recognizing revenue for multiple-element arrangements), and the effectiveness of Sonus Networks, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sonus Networks, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond P. Dolan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ RAYMOND P. DOLAN

Raymond P. Dolan
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Maurice Castonguay, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2012

/s/ MAURICE CASTONGUAY

Maurice Castonguay
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Raymond P. Dolan, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2012

/s/ RAYMOND P. DOLAN

Raymond P. Dolan
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Maurice Castonguay, Senior Vice President and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2012

/s/ MAURICE CASTONGUAY

Maurice Castonguay
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

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Sonus®

4 Technology Park Drive
Westford, MA 01886 USA
www.sonus.net